AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 1996

                                                   REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                                TOSCO CORPORATION
             (Exact name of Registrant as specified in its charter)

                                ----------------

       NEVADA                         2911                       95-1865716
      (State of           (Primary Standard Industrial        (I.R.S. Employer
    Incorporation)         Classification Code Number)       Identification No.)

                                ----------------

               72 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT 06902
                                 (203) 977-1000
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              WILKES McCLAVE, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
               72 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT 06902
                                 (203) 977-1005
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

     MARTIN H. NEIDELL, ESQ.                        CHARLES K. MARQUIS, ESQ.
    STROOCK & STROOCK & LAVAN                        GIBSON, DUNN & CRUTCHER
      SEVEN HANOVER SQUARE                               200 PARK AVENUE
      NEW YORK, N.Y. 10004                          NEW YORK, NEW YORK 10166

                                ----------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: Upon consummation of the transactions described herein.

                                ----------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                               PROPOSED MAXIMUM       PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES TO BE     AMOUNT TO BE     OFFERING PRICE PER     AGGREGATE OFFERING     AMOUNT OF
               REGISTERED                   REGISTERED (1)         SHARE (2)            PRICE (2)        REGISTRATION FEE
- -------------------------------------------------------------------------------------------------------------------------
Common Stock, $.75 par value:               7,400,000          $29.8125              $726,875,466          $250,647
=========================================================================================================================

(1) Based upon the maximum number of shares expected to be issued in connection with the transactions described herein.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(f)(1).

(3) A fee of $250,647 was paid in connection with the filing of preliminary proxy materials on Schedule 14A by The Circle K Corporation on March 20, 1996.

                                ----------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
===============================================================================

                                TOSCO CORPORATION

                                ----------------

                     CROSS-REFERENCE SHEET BETWEEN ITEMS IN
                       FORM S-4 AND PROSPECTUS PURSUANT TO
                          ITEM 501(b) OF REGULATION S-K


ITEM
NO.             FORM S-4 CAPTION                                   HEADING IN PROSPECTUS
- ----            ----------------                                   ---------------------
 1.   Forepart of Registration Statement
        and Outside Front Cover page of
        Prospectus ....................................... Outside Front Cover Page

 2.   Inside Front and Outside Back Cover
        pages of Prospectus .............................. Inside Front Cover Page; Available Information;
                                                             Incorporation of Certain Documents by
                                                             Reference; Table of Contents

 3.   Risk Factors, Ratio of Earnings
        to Fixed Charges and Other
        Information ...................................... Summary; The Merger; Comparative Per Share
                                                             Market Prices and Dividend Information;
                                                             Unaudited Pro Forma Combined Financial
                                                             Statements

 4.   Terms of the Transaction ........................... Summary; The Merger; Terms of Merger
                                                             Agreement; The Stock Sale Agreement;
                                                             Comparison of Certain Rights of Stockholders'
                                                             of Tosco and Circle K

 5.   Pro Forma Financial Information .................... Summary; Unaudited Historical and Pro Forma
                                                             Combined Financial Information; Notes to
                                                             Unaudited Pro Forma Combined Financial
                                                             Statements

 6.   Material Contracts with the Company
        Being Acquired ................................... Not Applicable

 7.   Additional Information Required for
        Reoffering by Persons and Parties
        Deemed to be Underwriters ........................ Not Applicable

 8.   Interests of Named Experts and Counsel ............. Legal Matters; Experts

 9.   Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities ...................................... Not Applicable

10.   Information With Respect to S-3 Registrants ........ Incorporation of Certain Documents By Reference;
                                                             Summary; Tosco Business

11.   Incorporation of Certain Information by
        Reference ........................................ Incorporation of Certain Documents by Reference

12.   Information With Respect to S-2 or
        S-3 Registrants .................................. Not Applicable

13.   Incorporation of Certain Information by
        Reference ........................................ Not Applicable

14.   Information With Respect to Registrants
        Other Than S-3 or S-2 Registrants ................ Not Applicable


ITEM
NO.             FORM S-4 CAPTION                                   HEADING IN PROSPECTUS
- ----            ----------------                                   ---------------------
15.  Information With Respect to S-3 Companies ........... Incorporation of Certain Documents by Reference;
                                                             Summary; Circle K Business

16.  Information With Respect to S-2 or S-3
       Companies ......................................... Not Applicable

17.  Information With Respect to Companies
       Other Than S-3 or S-2 Companies ................... Not Applicable

18.  Information if Proxies, Consents or
       Authorizations are to be Solicited ................ Incorporation of Certain Documents by Reference;
                                                             The Special Meeting; The Merger; Terms of
                                                             Merger Agreement; Stockholder Proposals

19.  Information if Proxies, Consents or
       Authorizations are not to be Solicited
       or in an Exchange Offer ........................... Not Applicable

                              [CIRCLE K LETTERHEAD]

                                 April 29, 1996

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of The Circle K Corporation ("Circle K") to be held at 9:00 A.M. local time, on May 30, 1996, at the offices of The Circle K Corporation, 3003 N. Central Avenue, Phoenix, Arizona 85012. I hope that you will be present or represented by proxy at this important meeting.

     At the Special Meeting, you will be asked to approve the Agreement and Plan of Merger, dated as of February 16, 1996 (as amended, supplemented or modified from time to time, the "Merger Agreement"), among Tosco Corporation ("Tosco"), Tosco Acquisition Sub, Inc. ("Tosco Acquisition Sub"), and Circle K. Pursuant to the Merger Agreement, Tosco Acquisition Sub, a wholly-owned subsidiary of Tosco, will be merged with and into Circle K (the "Merger"), and each Circle K stockholder will receive shares of Common Stock of Tosco, $.75 par value ("Tosco Common Stock"), as set forth herein. The number of shares of Tosco Common Stock to be issued in connection with the Merger will be determined based upon the average of the closing prices of Tosco Common Stock on the New York Stock Exchange during the ten consecutive trading days ending on the second trading day prior to the Circle K Special Meeting (the "Average Tosco Stock Price"). The stockholders exchanging their shares in the Merger will receive for each share of Common Stock of Circle K, $.01 par value ("Circle K Common Stock"), between
0.6173 and 0.8082 shares of Tosco Common Stock, depending upon the Average Tosco Stock Price. Assuming that the price of a share of Tosco Common Stock on the date the Merger closes equals the Average Tosco Stock Price, this fraction of a share of Tosco Common Stock would have a value of between $28.288 and $31.482 (see page 27 in the accompanying Proxy Statement-Prospectus). If the exchange ratio were based on the average of the closing prices of Tosco Common Stock during the ten consecutive trading days ending on April 16, 1996, the Average Tosco Stock Price would be $47.5125 and each outstanding share of Circle K Common Stock would be exchanged for .6627 of a share of Tosco Common Stock (the "Assumed Exchange Ratio"), which would have a value of $31.482 (assuming that the per share price of Tosco Common Stock also equals $47.5125 on the date the Merger closes). The Merger and certain related matters are described in detail in the accompanying Proxy Statement-Prospectus. See "THE MERGER" in the Proxy Statement-Prospectus. A copy of the Merger Agreement is attached as Annex I to the Proxy Statement-Prospectus.

     Promptly after the determination of the Average Tosco Stock Price, Circle K or Tosco will issue a press release advising the stockholders of Circle K of the number of shares of Tosco Common Stock to be issued in exchange for each share of Circle K Common Stock.

     Concurrently with the execution of the Merger Agreement, Tosco agreed to acquire, for a combination of cash and Tosco Common Stock, 16,555,852 shares of Circle K Common Stock, representing approximately 65% of the outstanding shares of Circle K Common Stock from certain stockholders of Circle K (collectively, the "Selling Stockholders") pursuant to the Stock Sale Agreement, dated February 16, 1996, between Tosco and the Selling Stockholders (the "Stock Sale Agreement").

     The Merger will be a taxable transaction to Circle K stockholders for federal income tax purposes. Stockholders of Circle K exchanging their shares in the Merger will recognize gain for federal income tax purposes without the receipt of cash in respect thereof.

     The Board of Directors of Circle K has received the written opinion, dated February 16, 1996, of its financial advisor, Bear, Stearns & Co. Inc. ("Bear Stearns"), to the effect that, as of such date and based upon and subject to certain matters stated therein, the Merger, including the form and amount of consideration that will be received in the Merger by those stockholders exchanging their shares in the Merger relative to the consideration to be received by the stockholders selling their shares pursuant to the Stock Sale Agreement, is fair, from a financial point of view, to the stockholders exchanging their shares pursuant to the Merger Agreement. See "THE MERGER -- FAIRNESS OPINION OF BEAR STEARNS" in the accompanying Proxy Statement-Prospectus. A copy of the written opinion of Bear Stearns, dated February 16, 1996, is included as Annex II to the Proxy Statement-Prospectus and should be read carefully in its entirety.

     Your Board of Directors, after careful consideration, has approved the Merger and determined that the Merger is fair to and in the best interests of Circle K stockholders. See "THE MERGER -- CIRCLE K'S REASONS FOR THE MERGER; RECOMMENDATION OF CIRCLE K'S BOARD OF DIRECTORS" in the Proxy
Statement-Prospectus.

     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Approval of the matters related to the Merger to be voted on at the Special Meeting requires a favorable vote of the holders of a majority of the outstanding shares of Circle K Common Stock. Accordingly, failure to vote or abstentions will have the effect of a vote against the Merger for the purpose of determining whether approval by the holders of a majority of the outstanding shares is obtained. Moreover, brokers cannot vote at the Special Meeting without instructions from stockholders entitled to vote at the Special Meeting. Stockholders whose shares are held in brokerage accounts ("street names") are urged to instruct their brokers to vote their shares in favor of the transaction. The Selling Stockholders, who own approximately 65% of the outstanding shares of Circle K Common Stock, have granted proxies to Tosco to vote such shares in favor of the Merger at the Special Meeting, and if such proxies are ineffective for any reason, the Selling Stockholders have agreed to vote all of their shares in favor of the Merger. Accordingly, even if no other stockholder of Circle K votes in favor of the Merger, approval of the Merger is assured. All of the executive officers and directors of Circle K, who collectively beneficially own approximately 1.6% of the outstanding shares of Circle K Common Stock, have indicated that they presently intend to vote "for" the proposed Merger and the transactions referred to below.

     Stockholders are entitled to vote all shares of Circle K Common Stock held by them on April 25, 1996, which is the record date for the Special Meeting.

     WE URGE YOU TO CONSIDER CAREFULLY THESE IMPORTANT MATTERS, WHICH ARE DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT-PROSPECTUS. In order to ensure that your vote is represented at the meeting, please indicate your choice on the proxy form, date and sign it, and return it in the enclosed envelope. A prompt response will be appreciated.

                                      Sincerely,

                                      JOHN F. ANTIOCO

                                      Chairman of the Board,
                                        President and Chief Executive Officer

                            THE CIRCLE K CORPORATION
                             3003 N. CENTRAL AVENUE
                             PHOENIX, ARIZONA 85012

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                             To Be Held May 30, 1996

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of The Circle K Corporation, a Delaware corporation ("Circle K"), has been called by the Board of Directors of Circle K and will be held at the offices of The Circle K Corporation, 3003 N. Central Avenue, Phoenix, Arizona 85012 at 9:00 A.M. local time on May 30, 1996, for the following purposes:

     1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of February 16, 1996 (as amended, supplemented or modified from time to time, the "Merger Agreement"), among Tosco Corporation, a Nevada corporation ("Tosco"), Tosco Acquisition Sub, Inc., a Delaware corporation ("Tosco Acquisition Sub"), and Circle K and the transactions contemplated by the Merger Agreement, pursuant to which Circle K will be merged with Tosco Acquisition Sub, a wholly-owned subsidiary of Tosco, and each share of Common Stock of Circle K, $.01 par value ("Circle K Common Stock"), will be converted into a fractional share of Common Stock of Tosco, $.75 par value, upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"), all as more fully described in the accompanying Proxy Statement-Prospectus and in the Merger Agreement, the full text of which is attached as Annex I to the accompanying Proxy Statement-Prospectus.

     2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     Only holders of Circle K Common Stock of record at the close of business on April 25, 1996 (the "Record Date"), are entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. Approval of the matters to be voted upon in connection with the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Circle K Common Stock.

                                 By Order of the Board of Directors

                                 JOHN F. ANTIOCO

                                 Chairman of the Board, President
                                   and Chief Executive Officer

Phoenix, Arizona

April 29, 1996

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY FORM PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. YOUR PROXY MAY BE REVOKED, EITHER IN WRITING OR BY VOTING IN PERSON AT THE SPECIAL MEETING, AT ANY TIME PRIOR TO ITS EXERCISE.

THE BOARD OF DIRECTORS OF CIRCLE K UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE MATTERS TO BE VOTED UPON AT THE SPECIAL MEETING.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




       PROXY STATEMENT                                    PROSPECTUS
       ---------------                                    ----------
  THE CIRCLE K CORPORATION                             TOSCO CORPORATION
   3003 N. CENTRAL AVENUE                           72 CUMMINGS POINT ROAD
   PHOENIX, ARIZONA 85012                         STAMFORD, CONNECTICUT 06902
       (602) 437-0600                                   (203) 977-1000

                                ---------------

                                  INTRODUCTION

     This Proxy Statement-Prospectus is being furnished to stockholders of The Circle K Corporation, a Delaware corporation ("Circle K"), in connection with the solicitation of proxies by and on behalf of the Board of Directors of Circle K (the "Circle K Board") to be used at a special meeting of Circle K's stockholders (including any adjournments or postponements thereof, the "Special Meeting"), to be held on May 30, 1996. This Proxy Statement-Prospectus relates to the proposed merger (the "Merger") between Circle K and Tosco Acquisition Sub, Inc., a Delaware corporation ("Tosco Acquisition Sub") and wholly-owned subsidiary of Tosco Corporation, a Nevada corporation ("Tosco"), pursuant to the Agreement and Plan of Merger, dated as of February 16, 1996 (as amended, supplemented or modified from time to time, the "Merger Agreement"), among Tosco, Tosco Acquisition Sub and Circle K. At the Special Meeting, the stockholders of Circle K will be asked to approve and adopt the Merger Agreement, which approval and adoption will also constitute approval of the transactions contemplated thereby. A conformed copy of the Merger Agreement is attached to this Proxy Statement-Prospectus as Annex I and is incorporated herein by reference.

     When the Merger is completed (the "Effective Time"), each outstanding share of Common Stock of Circle K, $.01 par value ("Circle K Common Stock"), will represent the right to receive in the Merger shares of Common Stock of Tosco, $.75 par value ("Tosco Common Stock"), as set forth herein. The number of shares of Tosco Common Stock to be issued in connection with the Merger will be determined based upon the average of the closing prices of Tosco Common Stock on the New York Stock Exchange during the ten consecutive trading days ending on the second trading day prior to the Special Meeting (the "Average Tosco Stock Price"). The stockholders exchanging their shares in the Merger will receive for each share of Circle K Common Stock between 0.6173 and 0.8082 shares of Tosco Common Stock, depending upon the Average Tosco Stock Price. Assuming that the price of a share of Tosco Common Stock on the date the Merger closes equals the Average Tosco Stock Price, this fraction of a share of Tosco Common Stock would have a value of between $28.288 and $31.482 (see page 27 in this Proxy Statement-Prospectus). If the exchange ratio were based on the average of the closing prices of Tosco Common Stock during the ten consecutive trading days ending on April 16, 1996, the Average Tosco Stock Price would be $47.5125 and each outstanding share of Circle K Common Stock would be exchanged for .6627 of a share of Tosco Common Stock (the "Assumed Exchange Ratio"), which would have a value of $31.482 (assuming that the per share price of Tosco Common Stock equals $47.5125 on the date the Merger closes). The Merger and certain related matters are described in detail in this Proxy Statement-Prospectus.

     Upon consummation of the Merger, Tosco Acquisition Sub will be merged with and into Circle K (the "Surviving Corporation"). The Merger will be a taxable transaction for federal income tax purposes for stockholders of Circle K exchanging their shares in the Merger (the "Exchanging Stockholders") and for the Circle K stockholders (the "Selling Stockholders") selling their shares of Circle K Common Stock to Tosco pursuant to a stock sale agreement, executed by them on February 16, 1996, among Tosco and the Selling Stockholders (the "Stock Sale Agreement"). See "THE MERGER -- CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

                                                       (Continued on next page)

                                ---------------

THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

           The date of this Proxy Statement-Prospectus is April __, 1996

     Only stockholders of record of Circle K Common Stock at the close of business on April 25, 1996 (the "Record Date"), will be entitled to notice of, and to vote at, the Special Meeting. Shares of Circle K Common Stock represented by duly-executed proxies received by Circle K will be voted in accordance with the instructions contained therein or, in the absence of specific instructions, will be voted for the approval and adoption of the Merger Agreement and the transactions contemplated thereby. In addition, properly executed proxies that are timely returned will be voted in accordance with the judgment of the person or persons voting the proxies on any other matter that properly may be brought before the Special Meeting. The execution of a proxy will in no way affect a stockholder's right to attend the Special Meeting and to vote in person. Any proxy executed and returned by a stockholder may be revoked at any time thereafter except as to any matter or matters upon which, prior to such revocation, a vote shall have been cast pursuant to the authority conferred by such proxy. Revocation of a proxy may be effected by telegram, cablegram, facsimile telecommunications or other means of electronic transmission or by attending the Special Meeting and voting in person.

     This Proxy Statement-Prospectus also constitutes a prospectus of Tosco with respect to shares of Tosco Common Stock issuable to stockholders of Circle K. Tosco has filed this Proxy Statement-Prospectus with the Securities and Exchange Commission (the "Commission") as part of a registration statement covering such shares on Form S-4 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"). The information contained herein with respect to Tosco and its subsidiaries has been supplied by Tosco and the information contained herein with respect to Circle K and its subsidiaries has been supplied by Circle K. This Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations under the Securities Act and to which reference is made for further information with respect to Tosco and the shares of Tosco Common Stock. Such additional information is available for inspection and copying at the offices of the Commission. See "AVAILABLE INFORMATION." Statements contained herein concerning any documents are not necessarily complete and, in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement. Each such statement is qualified in its entirety by such reference.

     Tosco has registered its shares of Tosco Common Stock under the Registration Statement, of which this Proxy Statement-Prospectus is a part, for issuance with respect to the shares of Circle K Common Stock outstanding on the Record Date.

     See "SUMMARY -- THE MERGER AGREEMENT -- COMPARATIVE PER SHARE DATA" and "UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS" for certain information relating to the combined pro forma results of Tosco following the Merger and the contribution thereto represented by Circle K.

     This Proxy Statement-Prospectus and the accompanying proxy form are first being mailed on or about April 29, 1996, to stockholders entitled to vote at the Special Meeting. The expense of soliciting proxies, including the cost of assembling and mailing these proxy materials to stockholders, will be shared equally by Circle K and Tosco. In addition to solicitation by use of the mails, Circle K may use the services of its directors, officers and employees to solicit proxies personally or by telephone, without additional salary or compensation to them. Brokerage houses, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to the beneficial owners of shares of Circle K Common Stock held of record by such persons, and Circle K will reimburse such persons for reasonable out-of-pocket expenses incurred by them in that regard.

     Pursuant to Section 262 of the General Corporation Law of the State of Delaware ("DGCL" or "Delaware Law"), appraisal rights are not available to stockholders of Circle K.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ON BEHALF OF TOSCO OR CIRCLE K NOT CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TOSCO OR CIRCLE K. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OF TOSCO COMMON STOCK, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT-PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TOSCO OR CIRCLE K SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              AVAILABLE INFORMATION

     Tosco and Circle K are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports and other information with the Commission. Reports, proxy statements and other information filed by Tosco and Circle K can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Tosco Common Stock and Circle K Common Stock are listed and traded on the New York Stock Exchange (the "NYSE"). Reports, proxy statements and other information concerning Tosco and Circle K may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by Tosco (File Number 1-7910) and Circle K (File Number 1-13632) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement-Prospectus: (a) with respect to Tosco, its Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "Tosco Reports"), and (b) with respect to Circle K, its
(i) Annual Report on Form 10-K for the fiscal year ended April 30, 1995, (ii) Quarterly Reports on Form 10-Q for the quarters ended July 31, 1995, October 31, 1995 and January 31, 1996, and (iii) Current Report on Form 8-K dated February 26, 1996 (the "Circle K Reports").

     All documents filed by Tosco and Circle K pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement-Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement-Prospectus and to be a part of this Proxy Statement-Prospectus from the respective dates of the filing of such documents. Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained in this Proxy Statement-Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

     THIS PROXY STATEMENT-PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS NOT SPECIFICALLY INCORPORATED BY REFERENCE INTO THE TEXT OF SUCH DOCUMENTS) ARE AVAILABLE, WITHOUT CHARGE, TO EACH PERSON TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, IN THE CASE OF DOCUMENTS RELATING TO TOSCO, TO JOSEPH WATSON, INVESTOR RELATIONS, TOSCO CORPORATION, 72 CUMMINGS POINT ROAD, STAMFORD, CT 06902 (203-977-1000) OR, IN THE CASE OF DOCUMENTS RELATING TO CIRCLE K, TO LEANNE WILHARDT, INVESTOR RELATIONS, THE CIRCLE K CORPORATION, 3003 N. CENTRAL AVENUE, PHOENIX, ARIZONA 85012 (602-437-0600). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY MAY 22, 1996.

                                TABLE OF CONTENTS

PROXY STATEMENT--PROSPECTUS .............................................

AVAILABLE INFORMATION ...................................................

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE .........................

SUMMARY .................................................................

  The Companies .........................................................
    Tosco ...............................................................
    Tosco Acquisition Sub ...............................................
    Circle K ............................................................
  The Special Meeting ...................................................
  The Merger Agreement ..................................................
    Merger ..............................................................
    Conversion of Shares of Circle K Common Stock .......................
    Exchange of Stock Certificates ......................................
    No Fractional Shares ................................................
    Background of the Merger ............................................
    Opinion of Circle K's Financial Advisor .............................
    Recommendation of the Circle K Board ................................
    Interests of Certain Persons in the Merger ..........................
    Management after the Merger .........................................
    Effective Time of the Merger ........................................
    Regulatory Considerations ...........................................
    Other Conditions to the Merger ......................................
    Accounting Treatment ................................................
    Amendment, Waiver and Termination ...................................
    No Solicitation of Other Transactions ...............................
    Termination Fee .....................................................
    Summary Historical and Unaudited Pro Forma Combined .................
      Financial Information .............................................
    Comparative Per Share Data ..........................................
    Comparative Market Prices and Dividends .............................
    Financing ...........................................................
    Comparative Rights of Stockholders ..................................
    Absence of Appraisal Rights .........................................
  The Stock Sale Agreement ..............................................

THE SPECIAL MEETING .....................................................
  Time and Place; Purposes ..............................................
  Voting Rights; Votes Required for Approval ............................
  Proxies ...............................................................

THE MERGER ..............................................................
  Background of the Merger ..............................................
  Tosco's Reasons for the Merger ........................................
  Circle K's Reasons for the Merger; Recommendation
    of Circle K's Board of Directors ....................................
  Fairness Opinion of Bear Stearns ......................................
  Terms of the Merger Agreement .........................................
    Exchange Ratio ......................................................
    Representations and Warranties ......................................
    Certain Covenants and Agreements ....................................
    No Solicitation of Other Transactions ...............................
    Termination Fee .....................................................
    Conditions to the Merger ............................................

    Termination .........................................................
    Amendment ...........................................................
    Waiver ..............................................................
    Management after the Merger .........................................
    Stock Options .......................................................
    Indemnification .....................................................
    No Fractional Shares ................................................
    Effective Time ......................................................
  Interests of Certain Persons in the Merger ............................
  Resale of Tosco Common Stock Issued in the Merger .....................
  Exchange of Stock Certificates ........................................
  Financing .............................................................
  Accounting Treatment ..................................................
  Certain Federal Income Tax Consequences ...............................
    Tax Treatment of a Forward Merger ...................................
    Tax Treatment of a Reverse Merger ...................................
    Backup Withholding ..................................................
  Regulatory Considerations .............................................
  Expenses of the Merger ................................................
  Listing on the New York Stock Exchange ................................
  Absence of Appraisal Rights ...........................................

THE STOCK SALE AGREEMENT ................................................

TOSCO BUSINESS ..........................................................
  Additional Information About Tosco ....................................

CIRCLE K BUSINESS .......................................................
  Additional Information about Circle K .................................

TOSCO CAPITALIZATION ....................................................

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS .......................

COMPARATIVE PER SHARE MARKET PRICES AND DIVIDEND INFORMATION ............

DESCRIPTION OF TOSCO CAPITAL STOCK ......................................
  Authorized Capital Stock ..............................................
  Common Shares .........................................................
  Preferred Shares ......................................................

COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS OF
 TOSCO AND CIRCLE K .....................................................

LEGAL MATTERS ...........................................................

EXPERTS .................................................................

STOCKHOLDER PROPOSALS ...................................................

OTHER BUSINESS ..........................................................

  Annex I  Agreement and Plan of Merger

  Annex II Fairness Opinion of Bear, Stearns & Co. Inc.
           dated February 16, 1996

                                     SUMMARY

     THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL DATA APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT-PROSPECTUS AND THE ANNEXES HERETO. STOCKHOLDERS ARE URGED TO REVIEW CAREFULLY THE ENTIRE PROXY STATEMENT-PROSPECTUS, THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE AND THE ANNEXES HERETO.

     All information concerning Tosco, Tosco Acquisition Sub and Tosco's other subsidiaries included in this Proxy Statement-Prospectus, the Annexes hereto and the documents incorporated herein by reference has been furnished by Tosco and all information concerning Circle K and its subsidiaries included in this Proxy Statement-Prospectus, the Annexes hereto and the documents incorporated herein by reference has been furnished by Circle K.

THE COMPANIES

     Tosco. Tosco, through divisions and subsidiaries, is a large independent refiner, wholesaler, and retail marketer of petroleum products, principally on the East and West Coasts of the United States. Tosco has extensive distribution facilities and also engages in related commercial activities throughout the United States and internationally. Tosco also has interests in oil shale properties in Colorado and Utah.

     Tosco was incorporated under the laws of the State of Nevada in 1955. Its principal executive offices are located at 72 Cummings Point Road, Stamford, Connecticut 06902 and its telephone number is (203) 977-1000.

     Tosco Acquisition Sub. Tosco Acquisition Sub, a wholly-owned subsidiary of Tosco, was incorporated as a Delaware corporation in February 1996. Tosco Acquisition Sub has not engaged in any substantial business to date. Tosco Acquisition Sub's principal executive offices are located at 72 Cummings Point Road, Stamford, CT 06902 and its telephone number is (203) 977-1000.

     Circle K. Circle K is the largest operator of company-owned convenience stores in the United States, and the second largest convenience store operator in the country. As of January 31, 1996, Circle K operated or franchised 2,508 stores in 28 states, primarily located in the "sunbelt" region of the United States. Circle K is also a large retail marketer of gasoline.

     Circle K was incorporated in Delaware in 1993 and maintains its principal executive offices at 3003 North Central Avenue, Phoenix, Arizona 85012. Its telephone number is (602) 437-0600.

THE SPECIAL MEETING

     The Special Meeting of stockholders will be held at the offices of The Circle K Corporation, 3003 N. Central Avenue, Phoenix, Arizona 85012, on May 30, 1996, starting at 9:00 A.M., local time. See "THE SPECIAL MEETING." At the meeting, holders of Circle K Common Stock will be asked to approve the Merger Agreement and the transactions contemplated thereby. The Merger Agreement is attached hereto as Annex I. See "THE MERGER."

     Holders of record of Circle K Common Stock at the close of business on April 25, 1996, have the right to receive notice of, and to vote at, the Special Meeting. On the Record Date, there were 25,271,762 shares of Circle K Common Stock outstanding and entitled to vote. Each share of Circle K Common Stock is entitled to one vote on each matter that is properly presented to the stockholders for a vote at the Special Meeting. Under the DGCL, and in accordance with the Merger Agreement, the affirmative vote of the holders of a majority of the outstanding shares of Circle K Common Stock is required to approve and adopt the Merger Agreement and the transactions contemplated thereby.

     Concurrently with the execution of the Merger Agreement, Tosco entered into the Stock Sale Agreement with the Selling Stockholders pursuant to which Tosco will acquire from them, for a combination of cash and Tosco Common Stock, 16,555,852 shares of Circle K Common Stock, representing approximately 65% of the outstanding shares of Circle K Common Stock. The Selling Stockholders have granted proxies to Tosco to vote such shares in favor of the Merger at the Special Meeting, and if such proxies are ineffective for any reason, the Selling Stockholders have agreed to vote all of their shares in favor of the Merger. Accordingly, even if no other stockholder of Circle K votes in favor of the Merger, approval of the Merger is assured. As of the Record Date, directors and executive officers of Circle K as a group beneficially owned 410,461 shares of Circle K Common Stock, or approximately 1.6% of the shares outstanding as of the Record Date. All of such persons have advised Circle K that they intend to vote "for" the Merger. No vote of the stockholders of Tosco is required for the consummation of the Merger and Tosco does not intend to submit to its stockholders a proposal to approve and adopt the Merger and the Merger Agreement. See "THE SPECIAL MEETING -- VOTING RIGHTS; VOTES REQUIRED FOR APPROVAL" and "THE MERGER -- INTERESTS OF CERTAIN PERSONS IN THE MERGER" and "THE STOCK SALE AGREEMENT."

     The Merger will be a taxable transaction for federal income tax purposes. Accordingly, in general Exchanging Stockholders and Selling Stockholders will recognize gain or loss on the receipt of shares of Tosco Common Stock in exchange for their shares of Circle K Common Stock calculated with reference to the fair market value of the Tosco Common Stock at the Effective Time. Exchanging Stockholders will be required to recognize such gain without the receipt of cash in respect thereof.

     Holders of Circle K Common Stock should consult with their own tax advisors regarding the federal, state, local and foreign tax consequences of the Merger. See "THE MERGER -- CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     Notwithstanding the existence of the Merger Agreement, there can be no assurance that the Merger will occur even if such agreement is approved by the requisite vote of the stockholders since there are various conditions to the closing of the Merger. See "THE MERGER--TERMS OF THE MERGER AGREEMENT -- CONDITIONS TO THE MERGER."

THE MERGER AGREEMENT

     Merger. The Merger Agreement provides, among other things, that Circle K will merge with Tosco Acquisition Sub. As permitted by the Merger Agreement, the transaction will take the form of a reverse merger in which Circle K will be the Surviving Corporation and become a wholly-owned subsidiary of Tosco.

     Conversion of Shares of Circle K Common Stock. Upon consummation of the Merger, shares of Circle K Common Stock outstanding immediately prior to the Effective Time (other than shares held by Circle K as treasury shares ("Circle K Treasury Stock") and shares owned by Tosco) will be converted, except as otherwise noted below, into the right to receive shares of Tosco Common Stock. The number of shares of Tosco Common Stock to be issued in connection with the Merger in exchange for each share of Circle K Common Stock (the "Exchange Ratio") will be determined based upon the Average Tosco Stock Price. The stockholders exchanging their shares in the Merger will receive for each share of Circle K Common Stock between 0.6173 and 0.8082 shares of Tosco Common Stock, depending upon the Average Tosco Stock Price. Assuming that the price of a share of Tosco Common Stock on the date the Merger closes equals the Average Tosco Stock Price, this fraction of a share of Tosco Common Stock would have a value of between $28.288 and $31.482. If the exchange ratio were based on the average of the closing prices of Tosco Common Stock during the ten consecutive trading days ending on April 16, 1996, the Average Tosco Stock Price would be $47.5125 and each outstanding share of Circle K Common Stock would be exchanged for .6627 of a share of Tosco Common Stock, which would have a value of $31.482 (assuming that the per share price of Tosco Common Stock equals $47.5125 on the date the Merger closes).

     At the Average Tosco Stock Price of Tosco Common Stock set forth in Column
(1), each share of Circle K Common Stock shall be converted into that fraction of a share of Tosco Common Stock which is set forth in Column (2) (the "Exchange Ratio"). The fraction of a share of Tosco Common Stock issued in exchange for each share of Circle K Common Stock shall have the indicated value set forth in Column (3) assuming the price of a share of Tosco Common Stock at the Effective Time equals the Average Tosco Stock Price. For Average Tosco Stock Prices between those set forth below, arithmetic interpolation shall be used to derive the corresponding Exchange Ratio.


      (1)                       (2)                               (3)
                   AMOUNT OF TOSCO COMMON STOCK           INDICATED VALUE OF
                    TO BE RECEIVED PER SHARE OF        TOSCO COMMON STOCK TO BE
 AVERAGE TOSCO        CIRCLE K COMMON STOCK,              RECEIVED PER SHARE
  STOCK PRICE        (THE "EXCHANGE RATIO")          OF CIRCLE K COMMON STOCK
 -------------     ----------------------------      --------------------------
    $51.00                    0.6173                            $31.482
     50.00                    0.6296                             31.482
     49.00                    0.6425                             31.482
     48.00                    0.6559                             31.482
     47.00                    0.6698                             31.482
     46.00                    0.6786                             31.216
     45.00                    0.6878                             30.949
     44.00                    0.6973                             30.682
     43.00                    0.7073                             30.416
     42.00                    0.7115                             29.884
     41.00                    0.7159                             29.352
     40.00                    0.7205                             28.820
     39.00                    0.7253                             28.288
     38.00                    0.7444                             28.288
     37.00                    0.7645                             28.288
     36.00                    0.7858                             28.288
     35.00                    0.8082                             28.288

     CIRCLE K STOCKHOLDERS RECEIVING SHARES OF TOSCO COMMON STOCK IN THE MERGER WILL RECEIVE A NUMBER OF SHARES OF TOSCO COMMON STOCK DETERMINED PURSUANT TO THE EXCHANGE RATIO. BECAUSE THE EXCHANGE RATIO IS BASED ON THE AVERAGE TOSCO STOCK PRICE WHICH CANNOT BE DETERMINED UNTIL THE SECOND TRADING DAY PRIOR TO THE SPECIAL MEETING AND BECAUSE THE VALUE OF SHARES OF TOSCO COMMON STOCK MAY FLUCTUATE, THE NUMBER OF SHARES OF TOSCO COMMON STOCK THAT STOCKHOLDERS WILL RECEIVE IN THE MERGER AND THE MARKET VALUE THEREOF MAY BE LESS THAN OR GREATER THAN THE NUMBER OR VALUE THEREOF IF SUCH CALCULATIONS WERE MADE ON THE DATE HEREOF.

     If the Average Tosco Stock Price is less than $35.00, Circle K may elect to terminate the Merger Agreement. Notwithstanding the preceding sentence, Circle K shall not have the right to terminate the Merger Agreement if Tosco elects to issue an aggregate number of shares of Tosco Common Stock (or cash in lieu thereof) which would have a value (based on the Average Tosco Stock Price) of $28.288 per share of Circle K Common Stock. If the Average Tosco Stock Price is less than $35.00 and Circle K does not elect to terminate the Merger Agreement, each holder of Circle K Common Stock would receive 0.8082 shares of Tosco Common Stock for each share of Circle K Common Stock.

     If the Average Tosco Stock Price is greater than $51.00, Circle K may elect to terminate the Merger Agreement. Notwithstanding the preceding sentence, Circle K shall not have the right to terminate the Merger Agreement if Tosco elects to issue 0.6173 shares of Tosco Common Stock for each share of Circle K Common Stock. If the Average Tosco Stock Price is greater than $51.00 and Circle K does not elect to terminate the Merger Agreement, the number of shares of Tosco Common Stock to be issued for each share of Circle K Common Stock shall be reduced to less than 0.6173 shares of Tosco Common Stock in accordance with the same mathematical progression as determined pursuant to the table set forth above. See "THE MERGER--TERMS OF THE MERGER AGREEMENT--EXCHANGE RATIO."

     Based on the 25,271,762 shares of Circle K Common Stock outstanding on the Record Date (excluding shares of Circle K Common Stock owned by Tosco) and an Average Tosco Stock Price between $39.00 and $47.00, Tosco will issue approximately an aggregate of between 6,946,360 and 6,911,678 shares of Tosco Common Stock in the acquisition of Circle K. If the Average Tosco Stock Price is less than $39.00 or more than $47.00, the total number of shares of Tosco Common Stock to be issued will be determined using the Exchange Ratios set forth above for such Average Tosco Stock Prices.

     The amount of Tosco Common Stock to be issued will increase upon the exercise of options issued by Circle K pursuant to its stock option plans. As of the Record Date, there were 1,067,196 such options outstanding, 631,283 of which are vested and exercisable or will become vested and exercisable prior to the Special Meeting. If all vested options were exercised, the number of shares of Tosco Common Stock to be issued at Average Tosco Stock Prices between $39.00 and $47.00 would be approximately between 255,661 and 236,098. See "THE MERGER--TERMS OF THE MERGER AGREEMENT--EXCHANGE RATIO."

     Exchange of Stock Certificates. From and after the Effective Time, holders of Circle K Common Stock will be entitled to exchange their Circle K Common Stock certificates for certificates representing shares of Tosco Common Stock. Shortly after the Effective Time, such holders of Circle K Common Stock will receive transmittal instructions from Wells Fargo Bank, N.A. (the "Exchange Agent") describing the procedures for completing such an exchange and any conditions thereto. See "THE MERGER -- EXCHANGE OF STOCK CERTIFICATES."

     No Fractional Shares. No fractional shares of Tosco Common Stock will be issued in the Merger. In lieu thereof, Tosco will pay the holder of such fractional shares an amount in cash (without interest), rounded to the nearest cent, equal to the product of (i) the fraction of a share of Tosco Common Stock to which such stockholder would be entitled and (ii) the Average Tosco Stock Price.

     Background of the Merger. The terms of the Merger Agreement resulted from arm's length negotiations between representatives of Tosco and Circle K. See "THE MERGER -- BACKGROUND OF THE MERGER."

     Opinion of Circle K's Financial Advisor. Bear, Stearns & Co. Inc. ("Bear Stearns") has delivered a written opinion to the Circle K Board, dated February 16, 1996, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Merger, including the form and amount of consideration that will be received in the Merger by the Exchanging Stockholders relative to the consideration to be received by the Selling Stockholders, is fair, from a financial point of view, to the Exchanging Stockholders. A copy of Bear Stearns' opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this Proxy Statement-Prospectus as Annex II and should be read carefully by the stockholders in its entirety. See "THE MERGER -- FAIRNESS OPINION OF BEAR STEARNS."

     Recommendation of the Circle K Board. The Circle K Board has determined that the Merger is fair to and in the best interests of Circle K and its stockholders. THE CIRCLE K BOARD HAS UNANIMOUSLY RECOMMENDED THAT THE CIRCLE K STOCKHOLDERS APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. See "THE MERGER -- BACKGROUND OF THE MERGER; CIRCLE K'S REASONS FOR THE MERGER; RECOMMENDATION OF CIRCLE K'S BOARD OF DIRECTORS; and -- FAIRNESS OPINION OF BEAR STEARNS."

     Interests of Certain Persons in the Merger. Holders of 16,555,852 shares of Circle K Common Stock (which represent approximately 65% of the outstanding shares of Circle K Common Stock) have agreed, pursuant to the terms of the Stock Sale Agreement, to sell all of their Circle K Common Stock to Tosco (the "Stock Sale") for consideration per share of Circle K Common Stock of $25.825 in cash and, depending upon the Average Tosco Stock Price, between 0.0555 and 0.0700 shares of Tosco Common Stock. Assuming that the price of a share of Tosco Common Stock on the date the Stock Sale Agreement closes equals the Average Tosco Stock Price, this fraction of a share of Tosco Common Stock would have a value of between $1.941 and $3.572. Therefore, the total value of the per share consideration to be received by the Selling Stockholders would be between $27.766 and $29.397. If the Stock Sale exchange ratio were based on the average of the closing prices of Tosco Common Stock during the ten consecutive trading days ending on April 16, 1996, the Average Tosco Stock Price would be $47.5125 and each outstanding share of Circle K Common Stock held by the Selling Stockholders would be exchanged for $25.825 in cash and .0752 of a share of Tosco Common Stock, which would have a value of $3.572 (assuming that the per share price of Tosco Common Stock equals $47.5125 on the date the Stock Sale Agreement closes). Therefore, the total per share value to be received by the Selling Stockholders would be $29.397. At the closing of the Stock Sale Agreement, the Selling Stockholders will place into an escrow $17,260,377 which will be used to pay the cost of defending certain lawsuits currently pending against Circle K and, if necessary, the cost of any judgments or settlements resulting from such lawsuits (the "Circle K Litigation Escrow"). The Selling Stockholders have granted Tosco proxies to vote their shares of Circle K Common Stock in favor of the Merger at the Special Meeting, and if such proxies are ineffective for any reason, the Selling Stockholders have agreed to vote all of their shares in favor of the Merger. See "THE STOCK SALE AGREEMENT."

     As of the Record Date, there were outstanding under Circle K's stock option plans stock options (the "Options") to purchase an aggregate of 1,067,196 shares of Circle K Common Stock, of which 631,283 are vested and exercisable or will become vested and exercisable prior to the Special Meeting. Unvested Options will vest upon consummation of the Merger Agreement and shall be canceled in exchange for payment of cash by Tosco Acquisition Sub equal to the product of
(i) the total number of shares of Circle K Common Stock subject to such Options multiplied by (ii) the excess of $29.00 over the exercise price per share of such Option, less applicable withholding taxes. See "THE MERGER -- INTERESTS OF CERTAIN PERSONS IN THE MERGER."

     Management after the Merger. Following the Merger, the directors and officers of Tosco Acquisition Sub immediately prior to the Merger will be the initial directors and officers of the Surviving Corporation. While Tosco presently expects to leave the field operating management of Circle K largely intact, several changes will occur in senior management. The Certificate of Incorporation and Bylaws of Circle K as in effect at the Effective Time will be the Certificate of Incorporation and Bylaws of the Surviving Corporation after the Merger, in each case until amended in accordance with their terms and applicable law. See "THE MERGER -- TERMS OF THE MERGER AGREEMENT--MANAGEMENT AFTER THE MERGER."

     Effective Time of the Merger. The Effective Time of the Merger will occur when a Certificate of Merger is filed with the Secretary of State of the State of Delaware. Such filing will occur when all conditions to the Merger contained in the Merger Agreement, including the requisite approval of the Circle K stockholders and the satisfaction of applicable regulatory requirements, have been satisfied or waived. Tosco and Circle K currently anticipate that the Effective Time will occur as soon as practicable after the Special Meeting. See "THE MERGER -- REGULATORY CONSIDERATIONS."

     Regulatory Considerations. The consummation of the transactions contemplated by the Merger Agreement is subject to the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (collectively, the "HSR Act"). Pre-merger notification and report forms with respect to the Merger were filed by Tosco and Circle K under the HSR Act on March 21, 1996 and March 22, 1996, respectively. The waiting period pursuant to the HSR Act expired on April 21, 1996. See "THE MERGER -- REGULATORY CONSIDERATIONS."

     Other Conditions to the Merger. In addition to the approval of the Merger and the Merger Agreement by the stockholders of Circle K and satisfaction of the regulatory considerations, as described above, the consummation of the Merger is conditioned upon the satisfaction of certain other conditions set forth in the Merger Agreement, including: (i) the receipt by each party of various legal opinions, certificates, consents and resolutions; (ii) the consummation of the Stock Sale Agreement; (iii) the effectiveness of the Registration Statement under the Securities Act and no stop order suspending such effectiveness having been issued and remaining in effect; (iv) the continuing accuracy of the representations and warranties of each party; (v) the approval for listing on the NYSE of the shares of Tosco Common Stock issuable to stockholders of Circle K pursuant to the Merger Agreement; (vi) no preliminary or permanent injunction or other order or decree which prevents the consummation of the Merger having been issued and remaining in effect; (vii) no action having been taken and no statute, rule or regulation having been enacted by any government entity which would prevent the consummation of the Merger; (viii) receipt of all legally required governmental approvals and (ix) absence of a material adverse effect on the business, operations or financial condition of each party. See "THE MERGER
- -- TERMS OF THE MERGER AGREEMENT -- CONDITIONS TO THE MERGER."

     Accounting Treatment. The Merger will be accounted for under the "purchase" method of accounting, in accordance with generally accepted accounting principles.

     Amendment, Waiver and Termination. Subject to compliance with applicable law, the Merger Agreement may be amended by the parties. The Merger Agreement also provides that the parties may extend the time for the performance of any of the obligations or other acts of the parties, waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto, or waive compliance with any of the agreements or conditions contained in the Merger Agreement.

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders, by mutual written consent of Tosco Acquisition Sub and Circle K, or by either Tosco Acquisition Sub or Circle K if (i) the Merger has not been consummated on or before September 30, 1996, (ii) the requisite vote of the stockholders to approve the Merger Agreement and the transactions contemplated thereby has not been obtained at the Special Meeting, or any adjournments thereof, (iii) any governmental or regulatory body, the consent of which is a condition to the obligations of the parties to consummate the transactions contemplated thereby, has determined not to grant its consent and any appeals of such determination have been taken and have been unsuccessful or such body has imposed conditions or limitations on its consent that would have a material adverse effect on the Surviving Corporation and any appeals from such imposition have been taken and have been unsuccessful, or (iv) any court of competent jurisdiction has issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree has become final and nonappealable. In addition, Tosco Acquisition Sub and Circle K each may terminate the Merger in accordance with specific provisions of the Merger Agreement. See "THE MERGER -- TERMS OF THE MERGER AGREEMENT -- AMENDMENT, WAIVER AND TERMINATION."

     No Solicitation of Other Transactions. The Merger Agreement provides that prior to the Effective Time or the earlier termination of the Merger Agreement, Circle K will not directly or indirectly through any officer, director, employee or otherwise, unless Tosco consents in writing, solicit, initiate or encourage any proposal or offer to acquire all or any substantial part of the business and properties or capital stock of Circle K, whether by merger, purchase of assets, or otherwise by a third party (a "Circle K Acquisition Transaction"); provided, however, Circle K may furnish information concerning its business, properties or assets pursuant to an unsolicited offer if counsel to Circle K advises the Circle K Board that the failure to take such action or actions might reasonably subject Circle K's directors to liability for breach of their fiduciary duties and Circle K's financial advisors advise the Circle K Board that the consideration to be paid pursuant to said unsolicited offer is greater than that to be received by Circle K's stockholders pursuant to the Merger Agreement and said offeror has the necessary financial capability to effect such transaction; provided, further, however, (a) following receipt of a bona fide unsolicited written offer to consummate a Circle K Acquisition Transaction, Circle K may take and disclose to Circle K's stockholders the position of the Circle K Board contemplated by Rule 14e-2 under the Exchange Act or otherwise make appropriate disclosures to its stockholders, (b) Circle K may furnish or cause to be furnished information concerning its business, properties or assets to a third party, and (c) Circle K may engage in discussions or negotiations with a third party concerning a Circle K Acquisition Transaction. In the event Circle K shall determine to provide any information as described above, or shall receive any offer relating to a Circle K Acquisition Transaction, it shall promptly notify Tosco as to the fact that information is to be provided or that an offer relating to a Circle K Acquisition Transaction has been received and shall furnish to Tosco the identity of the recipient of information or the proponent of such Circle K Acquisition Transaction, if applicable, and, if an offer or proposal regarding a Circle K Acquisition Transaction has been received, a description of the material terms thereof. Circle K may enter into a definitive agreement for a Circle K Acquisition Transaction meeting the requirements set forth above with the offeror with which it is permitted to negotiate, provided that at least two business days prior to Circle K's execution thereof Circle K shall have notified Tosco in writing indicating Circle K's intent to enter into such agreement and describing all of the material terms of such agreement. Concurrently with the execution of such a definitive agreement, Circle K may terminate the Merger Agreement. See "THE MERGER -- TERMS OF THE MERGER AGREEMENT
- -- NO SOLICITATION OF OTHER TRANSACTIONS."

     Termination Fee. If the Merger Agreement is terminated as the result of Circle K entering into a definitive agreement pursuant to an unsolicited offer which satisfies various criteria, then Circle K shall promptly pay to Tosco in cash a fee equal to 50% of the excess consideration received, subject to a maximum payment of $.75 per share of Circle K Common Stock. See "THE MERGER -- TERMS OF THE MERGER AGREEMENT -- TERMINATION FEE."

                   SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
                         COMBINED FINANCIAL INFORMATION

SUMMARY HISTORICAL FINANCIAL DATA

     Set forth below are summary historical financial data of Tosco and Circle K which is based upon and should be read in conjunction with the audited financial statements included in Tosco's and Circle K's Annual Reports on Form 10-K and with the unaudited financial statements included in Circle K's Quarterly
Reports on Form 10-Q which are incorporated by reference in this Proxy Statement-Prospectus.

           TOSCO CORPORATION SUMMARY HISTORICAL FINANCIAL INFORMATION
                      (In thousands, except per share data)

                                                               YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------------
                                           1991          1992           1993          1994           1995
                                           ----          ----           ----          ----           ----
STATEMENT OF OPERATIONS DATA:
Net sales...........................     $1,608,665    $1,860,969     $3,559,217     $6,365,757    $7,284,051
Operating contribution before
 special items......................        121,228       132,664        251,725        260,464       284,750
Operating contribution..............        117,228       107,664        234,074        272,115       279,550
Discontinued operations.............                     (120,905)
Net income (loss)...................         75,364       (74,445)        80,579         83,843        77,058
Net income (loss) per
 fully-diluted share................           2.35         (2.85)          2.33           2.24          2.04
Dividends per share.................            .60           .60            .60            .62           .64

                                                                    DECEMBER 31,
                                           ---------------------------------------------------------------
                                           1991          1992           1993          1994           1995
                                           ----          ----           ----          ----           ----
BALANCE SHEET DATA:
Working capital.....................      $  79,044    $  271,265     $  360,032     $  377,981    $  211,150
Total assets........................        870,952       952,941      1,492,859      1,797,206     2,003,171
Short-term debt, including current
 portion of long-term debt..........         35,608           800            787         42,283        20,771
Long-term debt......................        211,908       356,761        603,306        687,429       624,036
Stockholders' equity................        496,843       381,430        521,644        575,464       627,110
Weighted average number of common
 and common share equivalents
 outstanding for fully-diluted income
 (loss) per share computations......         32,074        29,618         34,641         37,408        37,738

                CIRCLE K SUMMARY HISTORICAL FINANCIAL INFORMATION
                      (In thousands, except per share data)

                                                               YEAR ENDED                9 MONTHS ENDED
                                                               ----------          ---------------------------
                                                                APRIL 30,          JAN. 31,           JAN. 31,
                                                                  1995               1995               1996
                                                               ----------          --------           --------
STATEMENT OF OPERATIONS DATA:                                                     (UNAUDITED)        (UNAUDITED)
Net revenues...........................................        $3,565,552         $2,681,763         $2,660,570
Gross profit...........................................           787,006            596,063            603,527
Operating income.......................................            72,678             54,277             65,500
Net income.............................................            18,664             16,453             26,888
Net income per fully-diluted share.....................              0.97               0.89               1.06
Weighted average number of common shares and common
 share equivalents outstanding for fully-diluted income
 per share computations................................            19,118             18,527             25,435

                                                                APRIL 30,          JAN. 31,           JAN. 31,
                                                                  1995               1995               1996
                                                               ----------          --------           --------
BALANCE SHEET DATA:                                                               (UNAUDITED)        (UNAUDITED)
Working capital.........................................       $  (72,140)        $  (39,323)        $  (88,776)
Total assets............................................        1,018,998            999,418          1,030,829
Short-term debt, including current portion
 of long-term debt and capital leases...................           22,571             18,684             25,181
Long-term debt and capital leases.......................          177,487            282,109            172,298
Stockholders' equity....................................          262,817            165,301            291,883

             Circle K has never paid a dividend on its Common Stock.

                           COMBINED TOSCO AND CIRCLE K

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                    (In thousands, except per share amounts)

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1995
                                                              -----------------

Summary of operations data (Notes A and B):
  Net Sales..........................................            $10,298,582
  Operating contribution before special items........              1,078,210
  Operating contribution.............................              1,073,010
  Net income.........................................                 78,977
  Net income per share:
    Primary..........................................                   1.78
    Assuming full dilution...........................                   1.77

Balance sheet data at December 31, 1995 (Note A):
  Working capital....................................             $   97,361
  Total assets.......................................              3,499,417
  Current portion of long-term debt..................                 25,952
  Long-term debt.....................................              1,226,639
  Stockholders' equity...............................                954,105

- ---------------------
Note A--The pro forma combined summary of operations data and balance sheet data is based on the historical balance sheets of Tosco and Circle K as of December 31, 1995 and January 31, 1996, respectively, and the related statements of income for the years then ended, as adjusted to reflect the Merger with Circle K, Tosco's issuance of debt securities and borrowings under its credit agreement to fund the cash to be paid pursuant to the Stock Sale Agreement and the exercise of outstanding stock options. The pro forma combined summary of operations data gives effect to these transactions as if they had occurred at the beginning of the year presented. The unaudited pro forma combined balance sheet data assumes that the transactions occurred as of the balance sheet date.

Note B--The pro forma combined summary of operations data does not reflect the improvement in operating contribution anticipated from the Merger or the planned reduction in operating and administrative costs expected from the consolidation of the Seattle, Washington office of Tosco with the Phoenix, Arizona office of Circle K, net of non-recurring costs of consolidation. No assurance can be given that any such improvement or reduction will occur.

     COMPARATIVE PER SHARE DATA. The following table sets forth for each of Tosco Common Stock and Circle K Common Stock certain historical, unaudited pro forma and unaudited pro forma equivalent per share financial information to reflect consummation of the Merger, based upon the historical financial statements of Tosco and Circle K. The information presented herein should be read in conjunction with the Unaudited Pro Forma Combined Financial Information, including the notes thereto, appearing elsewhere in this Proxy Statement-Prospectus and the separate historical consolidated financial statements of Tosco and Circle K which are incorporated herein by reference.

                                                         AS OF OR FOR THE
                                                    YEAR ENDED DECEMBER 31, 1995
                                                    ----------------------------
Tosco Common Stock:
 Historical net income per share
  Primary........................................              $ 2.06
  Fully-diluted..................................                2.04
 Pro forma (Tosco and Circle K)
  Primary........................................                1.78
  Fully-diluted..................................                1.77
 Cash dividends per share........................                0.64
 Book value per share at period-end
  Historical.....................................               16.92
  Pro forma (Tosco and Circle K).................               21.68

                                                     AS OF OR FOR THE
                                            TWELVE MONTHS ENDED JANUARY 31, 1996
                                            ------------------------------------
Circle K Common Stock:
 Net income per share before
  extraordinary item......................                     $ 1.36
 Net income per share.....................                       1.19
 Cash dividends per share.................                       None
 Book value per share at period-end.......                      11.97

     COMPARATIVE MARKET PRICES AND DIVIDENDS. Tosco Common Stock is listed on the NYSE under the symbol TOS and on the Pacific Stock Exchange under the symbol TOS. Circle K Common Stock is listed on the NYSE under the symbol CRK.

     On February 15, 1996, the last full trading day preceding public announcement of the proposed Merger, the closing price of a share of Tosco Common Stock on the NYSE was $43.50 and the closing price of a share of Circle K Common Stock on the NYSE was $21.125. On April 25, 1996, the most recent practicable date prior to the date of this Proxy Statement-Prospectus, the closing price of a share of Tosco Common Stock on the NYSE was $__.__ and the closing price of a share of Circle K Common Stock on the NYSE was $__.__. Because the market price of Tosco Common Stock and therefore the Exchange Ratio are subject to fluctuation, the market value and the number of the shares of Tosco Common Stock which the Circle K stockholders will receive in the Merger may be greater or less than if such calculations were based on the Assumed Exchange Ratio and the price of Tosco Common Stock set forth above. See "COMPARATIVE PER SHARE MARKET PRICES AND DIVIDEND INFORMATION." HOLDERS OF CIRCLE K COMMON STOCK ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER.

     Tosco has paid a regular quarterly dividend on its Common Stock since the third quarter of 1989. In the first quarter of 1996, Tosco declared a cash dividend of $0.16 per share. Pursuant to the terms of Tosco's working capital facility and its bond indentures, dividends on Tosco Common Stock are permitted if Tosco satisfies certain criteria. Subject to Tosco satisfying such criteria, the payment of future dividends on Tosco Common Stock will be a business decision to be made by the Board of Directors of Tosco (the "Tosco Board") from time to time based upon the results of operations and financial condition of Tosco and such other factors as the Tosco Board considers relevant. See "COMPARATIVE PER SHARE MARKET PRICES AND DIVIDEND INFORMATION."

     FINANCING. Tosco presently intends to obtain the funds for the cash portion of the consideration to be paid pursuant to the Stock Sale Agreement from borrowings under its credit facility and from the sale of debt securities.

     COMPARATIVE RIGHTS OF STOCKHOLDERS. At the Effective Time, the stockholders of Circle K, a Delaware corporation, who receive Tosco Common Stock in the Merger will become stockholders of Tosco, a Nevada corporation, and their rights will be governed by the Tosco Restated Articles of Incorporation, as amended (the "Tosco Articles"), and the Tosco By-Laws, as amended (the "Tosco By-Laws"), which differ in certain material respects from the Circle K Restated Certificate of Incorporation (the "Circle K Certificate") and the By-Laws of Circle K, as amended (the "Circle K By-Laws"). As stockholders of Tosco, the rights of former Circle K stockholders will be governed by the Nevada General Corporation Law (the "NGCL" or "Nevada Law") instead of the DGCL. See "COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS OF TOSCO AND CIRCLE K."

     ABSENCE OF APPRAISAL RIGHTS. Pursuant to Section 262 of the DGCL appraisal rights are not available to the stockholders of Circle K because the shares of Circle K Common Stock are listed on the NYSE and the only consideration stockholders of Circle K will receive in the Merger consists of shares of Tosco Common Stock, which are also listed on the NYSE, and cash in lieu of fractional shares. See "THE MERGER--ABSENCE OF APPRAISAL RIGHTS."

THE STOCK SALE AGREEMENT

     Concurrently with the execution of the Merger Agreement, Tosco entered into the Stock Sale Agreement with the Selling Stockholders to acquire an aggregate of 16,555,852 shares of Circle K Common Stock. The purchase price will be payable with approximately $427,500,000 in cash and by the issuance of a number of shares of Tosco Common Stock to be determined based on the Average Tosco Stock Price. Tosco presently intends to purchase a portion of such shares of Circle K Common Stock for cash immediately prior to the Effective Time, with the remaining shares to be acquired for shares of Tosco Common Stock pursuant to the Merger Agreement at the Exchange Ratio. The total consideration to be received by the Selling Stockholders will be the same whether all shares of Circle K Common Stock held by the Selling Stockholders are exchanged in the Stock Sale or a portion of such shares are exchanged in the Merger.

     The Selling Stockholders will receive in exchange for each share of Circle K Common Stock $25.825 in cash and, depending upon the Average Tosco Stock Price, between 0.0555 and 0.0700 shares of Tosco Common Stock. Assuming that the price of a share of Tosco Common Stock on the date the Stock Sale Agreement closes equals the Average Tosco Stock Price, this fraction of a share of Tosco Common Stock would have a value of between $1.941 and $3.572. Therefore, the total value of the per share consideration to be received by the Selling Stockholders would be between $27.766 and $29.397. If the Stock Sale exchange ratio were based on the average of the closing prices of Tosco Common Stock during the ten consecutive trading days ending on April 16, 1996, the Average Tosco Stock Price would be $47.5125 and each outstanding share of Circle K Common Stock held by the Selling Stockholders would be exchanged for $25.825 in cash and .0752 of a share of Tosco Common Stock, which would have a value of $3.572 (assuming that the per share price of Tosco Common Stock equals $47.5125 on the date the Stock Sale Agreement closes). Therefore, the total per share value to be received by the Selling Stockholders would be $29.397.

     The purchase price of each share of Circle K Common Stock under the Stock Sale Agreement will be $25.825 in cash and that fraction of a share of Tosco Common Stock set forth in column (2) across from the applicable Average Tosco Stock Price. Column (3) contains the indicated value of the Tosco Common Stock to be received and column (5) contains the total value of the consideration to be received per share of Circle K Common Stock. The values set forth in columns
(3) and (5) assume that the price of a share of Tosco Common Stock equals the Average Tosco Stock Price at the Effective Time. For Average Tosco Stock Prices between those set forth below, arithmetic interpolation shall be used to derive the corresponding number.

                             (2)                   (3)                                            (5)
                       AMOUNT OF TOSCO       INDICATED VALUE               (4)             TOTAL VALUE TO BE
                       COMMON STOCK TO       OF TOSCO COMMON        CASH TO BE RECEIVED        RECEIVED
          (1)          BE RECEIVED PER     STOCK TO BE RECEIVED       PER SHARE OF           PER SHARE OF
     AVERAGE TOSCO    SHARE OF CIRCLE K    PER SHARE OF CIRCLE K        CIRCLE K               CIRCLE K
     STOCK PRICE         COMMON STOCK           COMMON STOCK           COMMON STOCK          COMMON STOCK
    --------------    -----------------    ---------------------    -------------------    ------------------
        $51.00              0.0700                $3.572                 $25.825               $29.397
         50.00              0.0714                 3.572                  25.825                29.397
         49.00              0.0729                 3.572                  25.825                29.397
         48.00              0.0744                 3.572                  25.825                29.397
         47.00              0.0760                 3.572                  25.825                29.397
         46.00              0.0719                 3.305                  25.825                29.131
         45.00              0.0675                 3.039                  25.825                28.864
         44.00              0.0630                 2.772                  25.825                28.597
         43.00              0.0583                 2.506                  25.825                28.331
         42.00              0.0563                 2.365                  25.825                28.190
         41.00              0.0542                 2.224                  25.825                27.049
         40.00              0.0521                 2.082                  25.825                27.907
         39.00              0.0498                 1.941                  25.825                27.766
         38.00              0.0511                 1.941                  25.825                27.766
         37.00              0.0525                 1.941                  25.825                27.766
         36.00              0.0539                 1.941                  25.825                27.766
         35.00              0.0555                 1.941                  25.825                27.766

     The closing of the Stock Sale Agreement is conditioned on a number of events which are substantially similar to the closing conditions to the Merger Agreement. The Stock Sale Agreement will automatically terminate in the event the Merger Agreement is terminated.

                               THE SPECIAL MEETING

     This Proxy Statement-Prospectus and the accompanying proxy form are furnished in connection with the solicitation by the Circle K Board of proxies to be used at the Special Meeting.

TIME AND PLACE; PURPOSES

     The Special Meeting will be held on May 30, 1996, at 9:00 A.M., local time, at the offices of The Circle K Corporation, 3003 N. Central Avenue, Phoenix, Arizona 85012, including any adjournments or postponements thereof.

     At the Special Meeting, the Circle K stockholders will be asked to consider a proposal to approve the Merger Agreement, pursuant to which Circle K will be merged with Tosco Acquisition Sub. Approval of the Merger Agreement also will constitute approval of the transactions contemplated thereby. In the Merger, the separate existence of Circle K will cease and each outstanding share of Circle K Common Stock will be converted into the right to receive a fraction of a share of Tosco Common Stock as set forth herein. For a more complete description of the Merger Agreement, the manner of determining the merger consideration, the other terms of the Merger, the Stock Sale Agreement and related matters, see "THE MERGER" and "THE STOCK SALE AGREEMENT." A copy of the Merger Agreement is included as Annex I to this Proxy Statement-Prospectus.

     Stockholders are requested to complete, date and sign the enclosed proxy form and return it promptly to Circle K. Stockholders who attend the Special Meeting in person may vote their stock personally, even if they have previously mailed a proxy.

VOTING RIGHTS; VOTES REQUIRED FOR APPROVAL

     The Circle K Board has fixed the close of business on April 25, 1996, as the Record Date. Only holders of record of shares of Circle K Common Stock on the Record Date are entitled to notice of, and to vote at, the Special Meeting, whether in person or by proxy. On the Record Date, there were 25,271,762 shares of Circle K Common Stock outstanding and entitled to vote at the Special Meeting, which shares were held by approximately 1,930 stockholders of record.

     Each stockholder of record as of the Record Date is entitled to cast one vote per share. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Circle K Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum.

     Under the DGCL, the affirmative vote of the holders of a majority of the outstanding shares of Circle K Common Stock entitled to vote on the Merger Agreement is required to approve the Merger Agreement and the transactions contemplated thereby.

     The Selling Stockholders, who own approximately 65% of the outstanding shares of Circle K Common Stock, have granted proxies to Tosco to vote their shares in favor of the Merger at the Special Meeting, and if such proxies are ineffective for any reason, the Selling Stockholders have agreed to vote all of their shares in favor of the Merger. Accordingly, even if no other stockholder of Circle K votes in favor of the Merger, approval of the Merger is assured. As of the Record Date, directors and executive officers of Circle K as a group beneficially owned 410,461 shares of Circle K Common Stock, or approximately 1.6% of those shares of Circle K Common Stock outstanding as of such date. All of such persons have advised Circle K that they also intend to vote "for" the Merger.

PROXIES

     If a proxy is properly executed and timely returned, it will be voted in accordance with the instructions contained therein or, in the absence of specific instructions, will be voted to approve and adopt the Merger Agreement and the transactions contemplated thereby. A properly executed proxy marked "ABSTAIN" will not be voted. Accordingly, since the affirmative vote of the holders of a majority of the shares of Circle K Common Stock outstanding on the Record Date is required for approval of the Merger Agreement and the transactions contemplated thereby, a proxy marked "ABSTAIN" will have the effect of a vote against the Merger Agreement for purposes of meeting the number of votes required for approval of the Merger Agreement required under the DGCL. Brokers and nominees are precluded from exercising their voting discretion on the Merger Agreement and thus, absent specific instructions from the beneficial owner of such shares, are not empowered to vote such shares with respect to the Merger

Agreement. A broker non-vote with respect to the Merger Agreement will have the effect of a vote against the Merger Agreement for purposes of meeting the number of votes required for approval of the Merger Agreement required under the DGCL. Shares represented by broker non-votes or as to which the proxy is marked "ABSTAIN" will, however, be counted for purposes of determining whether there is a quorum at the Special Meeting.

     It is not expected that any matter not referred to herein will be presented for action at the Special Meeting. If any other matters are properly brought before the Special Meeting or any adjournment or postponement thereof, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

     A stockholder of Circle K may revoke his or her proxy at any time prior to its use either (i) by delivering a signed notice of revocation or a later dated signed proxy to the Secretary of Circle K (which may be effected by telegram, cablegram, facsimile telecommunications or other means of electronic transmission) or (ii) by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy.

     The expense of soliciting proxies, including the cost of assembling and mailing the proxy materials to Circle K stockholders, will be borne equally by Circle K and Tosco. Circle K may use the services of its directors, officers and employees to solicit proxies without additional salary or compensation to them. In addition to solicitation by use of the mails, solicitation may be made in person, or by telephone or telegraph. Brokerage houses, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to the beneficial owners of Circle K's shares held of record by such persons, and Circle K will reimburse such persons for reasonable out-of-pocket expenses incurred by them related thereto.

                                   THE MERGER

     The following is a brief summary of certain aspects of the proposed Merger. This summary description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Annex I to this Proxy Statement-Prospectus and is incorporated herein by reference.

BACKGROUND OF THE MERGER

     The terms of the Merger Agreement resulted from arm's length negotiations between representatives of Tosco and Circle K. Representatives of Tosco and Circle K met during the summer of 1995 to discuss the possibility of Circle K marketing gasoline under certain brand names available to Tosco. Following these discussions, which did not lead to any branding arrangements, Tosco began to evaluate the possibility of acquiring Circle K. On November 15 and 20, 1995, the Chairmen of the Boards of Circle K and Tosco met to explore whether such a transaction would be attractive to their stockholders. On November 28, 1995, the Chairman of the Board of Tosco met with a representative of Investcorp S.A., the Selling Stockholder with the largest ownership position in Circle K and the entity which had introduced the other Selling Stockholders to the 1993 acquisition of Circle K ("Investcorp"). On December 5, 1995, Tosco entered into a confidentiality agreement with Circle K and Investcorp. Shortly thereafter, the Chairmen of the Boards of Circle K and Tosco met again to discuss the possible benefits to their companies of such a transaction and Circle K delivered to Tosco various financial and other information with respect to Circle K. Based on the information provided by Circle K, Tosco determined to investigate further a possible acquisition of Circle K and the Chairmen of the Boards of Tosco and Circle K met on December 20, 1995 to continue their discussions.

     On January 11, 1996, the Chairman of the Board of Circle K briefed the other directors of Circle K on his preliminary discussions with the Chairman of the Board of Tosco and sought their views and advice regarding such a proposed transaction. These discussions were continued during the Circle K Board of Directors meeting on January 12, 1996.

     On January 16, 1996, the Tosco Board met and was presented with an analysis by management of Tosco of the combination of Tosco and Circle K. Management indicated that it was interested in pursuing discussions with Circle K about a possible transaction. After a thorough analysis by the Tosco Board, management of Tosco was authorized to proceed with negotiations relating to a possible acquisition of Circle K.

     On February 1, 1996, representatives of Tosco met with representatives of Circle K, Investcorp, Gibson, Dunn & Crutcher, outside counsel to Circle K, and Bear Stearns, Circle K's financial advisor. At this meeting, Tosco made an acquisition offer involving consideration of $26.00 per share of Circle K Common Stock. The stockholders of Circle K, other than the Selling Stockholders, were to receive Tosco Common Stock and the Selling Stockholders were to receive a combination of cash, Tosco Common Stock and Tosco debt securities. Although Circle K rejected this offer, informal conversations between representatives of Tosco and Circle K continued thereafter. While these conversations were continuing, the Chairman of the Board of Circle K briefed and consulted with various directors of Circle K regarding the status of these discussions.

     On February 6, 1996, Circle K presented Tosco with a proposal under which Circle K would be acquired in a "cash option" merger for a consideration of a fixed number of shares of Tosco Common Stock and a fixed amount of cash with a total value per share of Circle K Common Stock of approximately $29.85 and with each stockholder of Circle K entitled to elect whether to receive, in exchange for each share of Circle K Common Stock, $29.00 in cash or shares of Tosco Common Stock valued at $31.00.

     On the evening of February 12, 1996, Tosco proposed a price of $29.00 per share of Circle K Common Stock and that (i) the Exchanging Stockholders would receive all of their consideration in the form of Tosco Common Stock, and (ii) the Selling Stockholders would receive a combination of cash and Tosco Common Stock. Tosco proposed this structure because a purely stock-for-stock transaction or a stock and cash transaction in which all stockholders of Circle K would receive the same form of consideration was unattractive to Tosco due to
(i) the potentially dilutive impact on the earnings per share of Tosco Common Stock if only Tosco Common Stock were issued as consideration in the acquisition of Circle K, (ii) concerns regarding the concentration of a large number of shares of Tosco Common Stock in the Selling Stockholders who owned approximately 65% of the Circle K Common Stock, and (iii) the potentially negative impact on the market for Tosco Common Stock which might have resulted from a possible quick resale of a large number of shares of Tosco Common Stock by the Selling Stockholders. Investcorp concurred that this structure would probably be the only viable method to accommodate Tosco's goals and indicated that it also coincided with the Selling Stockholders' preference to receive cash rather than Tosco Common Stock as consideration. Investcorp also suggested that the pricing mechanism be adjusted so that the stockholders of Circle K who would be exchanging their shares of Circle K Common Stock for shares of Tosco Common Stock in the Merger would receive a premium over the consideration to be received by the Selling Stockholders in the Stock Sale which would range from $2.00 per Circle K share at Average Tosco Stock Prices at or above $43.00 to no premium at Average Tosco Stock Prices at or below $39.00.

     On February 13, 1996, representatives of Tosco and Circle K met in New York to discuss further the proposed transaction and to negotiate the proposed terms of the Merger Agreement. From February 13 through February 15, 1996, senior management of Tosco, assisted by its legal counsel, and Circle K, assisted by its legal and financial advisors, negotiated the terms of the Merger Agreement. On February 15, the Tosco Board met and reviewed and discussed in detail the proposed transaction, including the terms of the proposed Merger Agreement and Stock Sale Agreement, and approved the transaction. On February 15 and February 16, the Circle K Board met to review the proposed transaction.

     In addition to addressing the merits of a potential merger of Circle K with Tosco, the Circle K Board spent a significant amount of time at its meeting on February 15, 1996, discussing the different consideration to be received in the Merger and the Stock Sale, the fact that the premium to be received in the Merger diminished from $2.00 at Average Tosco Stock Prices at or above $43.00 to zero at Average Tosco Stock Prices at or below $39.00, and the Circle K Board's desire to have the Bear Stearns' opinion specifically comment on the consideration to be received in the Merger compared to that to be received in the Stock Sale. Mr. Charles Philippin, who is an executive of Investcorp as well as a director of Circle K, was excluded from certain portions of the Circle K Board meeting of February 15, 1996, during which the Circle K Board discussed the appropriateness of the different consideration to be received in the Merger and the Stock Sale and its desire to enhance the premium to be received by the Circle K stockholders exchanging their shares in the Merger.

     During its meeting of February 15, 1996, the Circle K Board informed Investcorp that it desired an improvement in the premium for stockholders exchanging their shares of Circle K in the Merger. Investcorp agreed to a restructuring of the pricing formula which will result in a maximum premium to stockholders exchanging their shares in the Merger of $2.09 (at Average Tosco Stock Prices at or above $43.00) and a minimum premium of $0.52 (at Average Tosco Stock Prices at or below $39.00).

     During the meetings of the Circle K Board on February 15, 1996 and February 16, 1996, various members of the Board discussed with representatives of Bear Stearns the meaning of the terms used in their proposed "fairness opinion" with respect to the consideration to be received by the stockholders of Circle K exchanging their shares in the Merger. While the Directors were satisfied that the analysis underlying the draft opinion of Bear Stearns adequately addressed their concerns regarding the different consideration being received in the Merger and the Stock Sale, they requested a clarification in the wording of the draft opinion which resulted in the language of the opinion which is set forth in Annex II.

     Prior to the Circle K Board meeting on February 16, 1996, the members of the Circle K Board, other than Mr. Bart Brown, who is the Chairman of the Board of a company in which Investcorp owns a significant equity position, and Mr. Philippin, met again to review the appropriateness of the consideration differentials and premiums in light of the changes which had been negotiated the prior day. The full Circle K Board then met and the Merger Agreement and the Stock Sale Agreement were unanimously approved, with Messrs. Brown and Philippin abstaining.

     Subsequent to the Circle K Board meeting on February 16, the Merger Agreement was signed. Concurrently therewith and as a condition to signing the Merger Agreement, the Stock Sale Agreement was entered into among Tosco and the Selling Stockholders.

TOSCO'S REASONS FOR THE MERGER

     The Tosco Board believes the terms of the Merger Agreement are fair to, and in the best interests of, Tosco and its stockholders. The Merger Agreement and the transactions contemplated thereby were unanimously approved by the Tosco Board with the exception of Mr. Edmund Hajim, who recused himself from consideration of the Merger and abstained from voting on the Merger since he is the Chairman of the Board and Chief Executive Officer of Furman Selz Holdings LLC, the parent company of one of the lead underwriters in Circle K's initial public offering. In reaching its determination, the Tosco Board received presentations from the management of Tosco regarding the business and operations of Circle K. The Tosco Board reviewed with management the results of management's due diligence investigations, the business opportunity created by the Merger and risks associated with the transaction. The Tosco Board considered a number of factors in reaching its determination, including, without limitation, the following:

          The Merger provides Tosco with the opportunity to consolidate with a company which has large convenience store and retail gasoline operations, which will significantly expand the existing retail gasoline and convenience store operations of Tosco;

          The retail gasoline and the convenience store business are complementary businesses, each of which should be enhanced by the other. Tosco believes Circle K's expertise would enhance the convenience store operations and Tosco's expertise would enhance the fuel side of the business;

          The Merger will enable Tosco to expand its U.S. retail operations;

          Tosco has the right to use the BP name in various states throughout the United States. The Merger will enable Tosco to use this name in certain locations in connection with the retail gasoline operations of Circle K;

          Tosco will be able to combine the management of its retail and convenience store operations in Phoenix, Arizona and Tosco will significantly benefit from the expertise to be added by Circle K;

          The increase in retail operations should help to stabilize Tosco's results of operations by reducing its exposure to the volatility of refining margins;

          There are significant opportunities for economies of scale and operating efficiencies, particularly in terms of integration of office facilities, information systems, management and support systems; and

          The terms of the Merger Agreement.

In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Tosco Board did not find it practical to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

CIRCLE K'S REASONS FOR THE MERGER; RECOMMENDATION OF CIRCLE K'S BOARD OF
DIRECTORS

     The Circle K Board believes that the Merger and the Stock Sale are fair to and in the best interests of Circle K and all of its stockholders. In reaching its conclusion to enter into the Merger Agreement, to approve the Stock Sale Agreement and to recommend approval of the Merger Agreement by the stockholders of Circle K, the Circle K Board considered a number of factors of which the stockholders of Circle K should be aware in determining whether to vote for approval of the Merger Agreement, including, without limitation, the following:

          The Circle K Board considered the amount of consideration to be received in the Merger, the strategic and operating synergies that could result from the Merger and recent transactions in the convenience store industry which have involved both (i) the consolidation of competitors and
     (ii) the vertical integration of gasoline refining capability with distribution capability. The Circle K Board believed that a more competitive business environment will exist in the convenience store industry in the future. The Circle K Board considered these competitive challenges in the context of remaining independent and in the context of the potential benefits to Circle K from the gasoline refining capabilities, greater resources and economies of scale that the Merger could provide.

          The Circle K Board considered the historical market trends and prices of Circle K Common Stock and Tosco Common Stock. The Circle K Board considered as favorable the fact that the consideration to be received by the Exchanging Stockholders represented a significant premium over the market prices at which Circle K Common Stock had traded since Circle K had become a publicly owned company and the fact that the Exchange Ratio would be adjusted within a range to compensate for fluctuations in the price of Tosco Common Stock. The per share consideration to be received by the Exchanging Stockholders represented a premium ranging from 33.9% to 49.0% (depending on the Average Tosco Stock Price) over the market price of Circle K Common Stock on the day prior to the execution of the Merger Agreement.

          The Circle K Board considered the timing of the Merger. The Circle K Board considered whether it was more desirable from the standpoint of maximizing value to the Circle K stockholders who would exchange their shares in the Merger to sell Circle K at that time or to maintain the minority ownership position of these stockholders and attempt to increase stockholder value through continued operations or a sale in the future. Although it was not possible to determine whether or to what extent additional value could be realized through continued operations or a future sale, any effort to achieve such increased value would be subject to risk both in terms of Circle K's operating performance as well as general stock market conditions. The Circle K Board considered as militating in favor of recommending the Merger that the possibility of any future sale of Circle K emerging could be influenced by the fact that the majority of Circle K Common Stock was concentrated in the hands of a small number of stockholders and that there was no assurance that a future proposal to acquire all or any portion of Circle K would materialize were the Circle K Board to determine not to approve the Merger Agreement.

          The Circle K Board considered the provisions of the Merger Agreement which were deliberately structured so as not to preclude other unsolicited bona fide offers for Circle K. Although the Merger Agreement contains a provision which prevents Circle K from soliciting other purchase offers and provides for a "topping fee" (equal to 50% of the additional consideration to be received in an alternative transaction, up to a maximum amount of $0.75 per share of Circle K Common Stock) to be paid to Tosco if Circle K consummates a higher-priced transaction with a third party, the Merger Agreement specifically contemplates that the Circle K Board may withdraw its recommendation that the stockholders approve the Merger Agreement, negotiate with and enter into an agreement with a third party and terminate the Merger Agreement if the Circle K Board deems such actions to be necessary in the exercise of its fiduciary duties. As the Stock Sale Agreement provides that it will terminate if the Merger Agreement is terminated, the Circle K Board considered as favorable the fact that no significant impediments existed to the emergence of a more attractive unsolicited offer during the approximately four-month period between the public announcement of the proposed Merger and the Effective Time.

          The Circle K Board considered the advice and opinion delivered by Bear Stearns, financial advisor to Circle K, that the Merger, including the form and amount of consideration to be received by the Exchanging Stockholders relative to the consideration to be received by the Selling Stockholders, is fair from a financial point of view to the Exchanging Stockholders, and the oral presentations and formal written report of Bear Stearns supporting such opinion. In connection with their consideration of such matters, the Circle K Board relied on, asked questions with respect to, and commented upon such presentations and the formal report of Bear Stearns. The formal report of Bear Stearns both summarized and set forth in detail the analyses performed by Bear Stearns in connection with its review of the Merger. The Circle K Board relied on and adopted the financial analyses and methodologies presented by Bear Stearns and relied on Bear Stearns' expertise and experience in the evaluation of businesses in connection with mergers and acquisitions. A copy of Bear Stearns' opinion is attached as Annex II to this Proxy Statement-Prospectus and is incorporated herein by reference. SUCH OPINION SHOULD BE READ IN ITS ENTIRETY BY EACH STOCKHOLDER.

          The Circle K Board considered the relative values of the per share consideration to be received in the Merger and the Stock Sale. The Board of Directors recognized that, although the Exchanging Stockholders owned only a minority of the outstanding shares of Circle K Common Stock and therefore would not ordinarily expect to obtain a "control premium" for the sale of their Circle K Common Stock, such stockholders would in fact receive consideration in the Merger which would have a value in excess of that received by the stockholders of Circle K who currently own a majority of Circle K Common Stock and who will be selling their shares pursuant to the Stock Sale Agreement. Under the terms of the Stock Sale Agreement as originally presented to the Circle K Board of Directors, the excess value per share to be received by the Circle K stockholders in the Merger would have declined from a high of $2.00 per share at Average Tosco Stock Prices of $43.00 or higher to no premium at Average Tosco Stock Prices at or below $39.00. The Circle K Board objected to the elimination of the premium to the Exchanging Stockholders at Average Tosco Stock Prices at or below $39.00 and negotiated an improvement in this arrangement which resulted in premiums at all Average Tosco Stock Prices for the Exchanging Stockholders. The premium will range from $2.09 per share at Average Tosco Stock Prices at or above $43.00 per share to $0.52 per share at or below Average Tosco Stock Prices of $39.00.

          The Circle K Board considered favorably the fact that the Circle K Litigation Escrow would be funded exclusively by the Selling Stockholders and no deduction would be made therefor in the consideration to be received by the Exchanging Stockholders.

          In its meetings on February 15, 1996 and February 16, 1996, the Circle K Board considered the possibility of whether despite the negotiations which had already taken place additional consideration could have been obtained from Tosco for the stockholders of Circle K and whether the Merger and Stock Sale could have been restructured so that all stockholders of Circle K could have been offered the option to receive the same form of consideration. The Circle K Board determined that in light of Tosco's concerns regarding (i) the amount of Tosco Common Stock it would issue to acquire Circle K, (ii) the potential concentration of a large percentage of Tosco Common Stock in the small group of stockholders selling their shares in the Stock Sale Agreement, and (iii) the "market overhang" which would be created for Tosco's Common Stock by a large issuance to such stockholders, as well as the Selling Stockholders' preference for cash and their willingness to provide the above-described premium to the Exchanging Stockholders and to fund the Circle K Litigation Escrow, any further attempts to improve or restructure the Merger and the Stock Sale most likely would not have been successful and could have jeopardized the agreements that had been negotiated up to that point.

          The Circle K Board considered the fact that holders of Circle K Common Stock will receive Tosco Common Stock in the Merger, which will represent a continuing equity interest in a larger, more diversified and integrated company which will continue to operate Circle K's businesses, but is also expected to benefit strategically and competitively from the Merger.

          The Circle K Board also considered the tax structure of the transaction which allows stockholders of Circle K to participate in the synergies of the combined enterprise on what could have been a tax free basis. See "THE MERGER -- CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

          The Circle K Board considered the results of the due diligence review performed by Bear Stearns regarding Tosco, the value of the Tosco Common Stock to be used as consideration in the Merger and the ability of Tosco to finance the acquisition of Circle K.

In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Circle K Board did not find it practical to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

     THE BOARD OF DIRECTORS OF CIRCLE K UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

FAIRNESS OPINION OF BEAR STEARNS

     Circle K retained Bear Stearns on December 22, 1995, to act as its financial advisor in connection with any acquisition of Circle K and to render its opinion to the Circle K Board as to the fairness of such a transaction, from a financial point of view, to the stockholders of Circle K participating in such a transaction.

     Bear Stearns delivered its written opinion, dated February 16, 1996, to the Circle K Board to the effect that, as of such date, the Merger, including the form and amount of consideration that will be received in the Merger by the Exchanging Stockholders relative to the consideration that will be received by the Selling Stockholders in the Stock Sale, was fair, from a financial point of view, to the Exchanging Stockholders. No restrictions were imposed by the Circle K Board upon Bear Stearns with respect to the investigations made or procedures followed by Bear Stearns in rendering its opinion.

     The full text of Bear Stearns' fairness opinion, dated February 16, 1996, which sets forth certain assumptions made, certain procedures followed and certain matters considered by Bear Stearns, is attached as Annex II to this Proxy Statement-Prospectus. As set forth therein, Bear Stearns relied upon and assumed the accuracy and completeness of the financial and other information provided to it by Circle K and Tosco. With respect to Circle K's projected financial results, Bear Stearns assumed that the projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Circle K as to the expected future performance of Circle K. Bear Stearns did not perform any independent verification of the information or projections provided to it and Bear Stearns relied upon the assurances of the managements of Circle K and Tosco that they were unaware of any facts that would make the information or projections provided to Bear Stearns incomplete or misleading. In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets of Circle K or Tosco. Bear Stearns' opinion is necessarily based on economic, market and other conditions, and the information made available to it as of the date of its opinion. Bear Stearns' opinion addresses only the fairness of the Merger from a financial point and does not constitute a recommendation to any stockholder of Circle K as to how such stockholder should vote on the Merger.

     The summary of the opinion of Bear Stearns set forth in this Proxy Statement-Prospectus is qualified by reference to the full text of such opinion. Circle K stockholders are urged to, and should, read the opinion carefully in its entirety in conjunction with this Proxy Statement-Prospectus for assumptions made, matters considered and limits of the review by Bear Stearns.

     In rendering its fairness opinion, Bear Stearns, among other things: (i) reviewed Circle K's Annual Report to Stockholders and its Annual Report on Form 10-K for the fiscal year ended April 30, 1995, and its Quarterly Reports on Form 10-Q for the periods ended July 31, 1995 and October 31, 1995, (ii) reviewed Tosco's Annual Reports to Stockholders and its Annual Reports on Form 10-K for the fiscal years ended December 31, 1992 through 1994, and its Quarterly Report on Form 10-Q for the period ended September 30, 1995, (iii) reviewed certain operating and financial information, including projections, provided to Bear Stearns by the management of Circle K, (iv) met with certain members of Circle K's and Tosco's senior managements to discuss their respective operations, historical financial statements and future prospects, and their views of the benefits and other implications of the Merger,(v) reviewed the historical stock prices and trading volumes of Circle K Common Stock and Tosco Common Stock, (vi) reviewed publicly available financial data and stock market performance data of companies which Bear Stearns deemed generally comparable to Circle K and Tosco,
(vii) reviewed the terms of recent acquisitions of companies which Bear Stearns deemed generally comparable to Circle K, and (viii) conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

     The following is a brief summary of the financial analyses used by Bear Stearns in connection with providing its opinion to the Circle K Board.

     Precedent Transaction Analysis. Bear Stearns reviewed and analyzed publicly available information for eight transactions involving the acquisition of convenience store companies. The transactions selected included all significantly sized acquisitions of U.S. convenience store companies since 1991. The transactions considered included the acquisitions of The Pantry Inc. by Freeman Spogli; National Convenience Stores Incorporated by Diamond Shamrock Inc.; Sunshine-Jr. Stores, Inc. by E-Z Serve Corporation; Time Saver Stores, Inc. by E-Z Serve Corporation; The Circle K Corporation by Investcorp; TOC Retail Inc. by E-Z Serve Corporation; Dairy Mart Convenience Stores, Inc. by management; and The Southland Corporation by Seven-Eleven Japan. Although these various merger and acquisition transactions were used for comparison purposes, none of such transactions is directly comparable to the Merger. Accordingly, an analysis of the results described below is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of Circle K versus the acquisition values of the companies to which Circle K was being compared.

     For the selected transactions, Bear Stearns reviewed the financial terms and prices paid in such transactions in terms of the equity purchase price plus assumed debt net of cash (the "Total Transaction Value") of such transactions as a multiple of sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), and earnings before interest and taxes ("EBIT") for the latest reported 12 months ("LTM") prior to the announcement of such transactions. The average ratio of the Total Transaction Value to LTM sales, EBITDA and EBIT was 0.19x, 5.8x and 11.2x, respectively, for the eight convenience store company transactions. These ratios compare to 0.27x to 0.29x LTM sales, 6.0x to 6.5x LTM EBITDA and 10.7x to 11.6x LTM EBIT for Circle K based on the range of potential values being offered to the Exchanging Stockholders of Circle K in the Merger.

     Discounted Cash Flow Analysis. Bear Stearns performed a discounted cash flow analysis of Circle K. In conducting such analysis, Bear Stearns relied on certain assumptions, financial projections and other information provided by the management of Circle K. Using discount rates ranging from 11% to 13% per annum reflecting Bear Stearns' estimate of Circle K's weighted average after-tax cost of capital, Bear Stearns calculated the present value of the projected Free Cash Flows (as defined below) for each of the twelve-month periods ending April 30, 1997 through 2001 and the present value of the terminal value (the "Terminal Value") of Circle K at April 30, 2001. As used in Bear Stearns' analysis, "Free Cash Flow" means, for each fiscal year, earnings before interest, taxes, depreciation and amortization, less estimated taxes, less capital expenditures and less incremental working capital requirements. The Terminal Value was computed by applying multiples of between 4.0 times and 6.0 times the forecasted EBITDA of Circle K for the twelve-month period ended April 30, 2001. To calculate the aggregate net present value of the equity of Circle K, Bear Stearns subtracted total debt minus cash and cash equivalents of Circle K from the sum of the present value of the projected Free Cash Flows and the present value of the Terminal Value. Based on this analysis and the assumptions set forth above, Bear Stearns calculated the equity value per share of Circle K Common Stock to be between $13.33 and $28.33.

     The range of multiples and discount rates used in the analysis described above were chosen to reflect the growth prospects and relative risk of Circle K and were selected by Bear Stearns based on its review (including discussions with the management of Circle K) of the results and prospects of Circle K and Bear Stearns' expertise in securities valuation generally.

     Circle K Versus Convenience Store Comparables. Using publicly available data, Bear Stearns compared selected historical and projected financial and operating data, and selected stock market data, of Circle K to the corresponding data of Casey's General Stores ("Casey's") and The Southland Corporation ("Southland"), the only two significantly sized, publicly-traded U.S. convenience store companies.

     In comparing Circle K's recent operating performance to the recent operating performance of Casey's and Southland, Bear Stearns noted, among other things, that (i) Circle K's growth rate in revenues for the two years ended April 30, 1995 was (4.3%) compared with growth rates over the same period of 12.2% and (5.1%), respectively, for Casey's and Southland; (ii) Circle K's EBITDA as a percentage of sales ("EBITDA Margin") for the twelve months ended October 31, 1995 was 4.5% compared to EBITDA Margins of 7.8% and 5.4%, respectively, for Casey's and Southland; (iii) Circle K's EBIT as of percentage of sales ("EBIT Margin") for the twelve months ended October 31, 1995 was 2.5% compared to EBIT Margins of 5.2% and 3.0%, respectively, for Casey's and Southland; (iv) Circle K's LTM net income as a percentage of sales ("Net Income Margin") was 1.0% compared to 2.8% and 1.6%, respectively, for Casey's and Southland; and (v) Circle K's LTM return on equity was 12.5% compared to 13.0% for Casey's. Southland's LTM return on equity is not meaningful due to its negative equity value.

     Bear Stearns performed a market analysis of Circle K, Casey's and Southland using closing market prices on February 15, 1996. In connection with such analysis, Bear Stearns noted, among other things, that (i) Circle K's market price to LTM earnings per share ("EPS") was 13.4x compared to 23.0x for Casey's and 12.8x for Southland; (ii) Circle K's market price to projected EPS for calendar year 1996 was 12.7x versus 18.7x for Casey's and 15.3x for Southland;
(iii) Circle K's market equity value plus total debt minus cash ("Enterprise Value") to LTM sales multiple was 0.22x versus 0.74x for Casey's and 0.53x for Southland; (iv) Circle K's Enterprise Value to LTM EBITDA multiple was 4.9x versus 9.5x for Casey's and 9.9x for Southland; and (v) Circle K's Enterprise Value to LTM EBIT multiple was 8.6x versus 14.3x for Casey's and 17.6x for Southland.

     In assessing the relevance of the comparable companies described above, Bear Stearns noted, among other things, that (i) the number of publicly-traded convenience store companies was limited; (ii) there were significant differences in long-term operating performance, tax rate and financial profile between Circle K and the comparables;

and (iii) the amount of trading in the U.S. in Southland's shares was limited (Southland is 64.3% owned by IYG Holding Company which is owned by Ito-Yokado, Ltd. (51%) and Seven-Eleven Japan Co., Ltd. (49%)).

     Historic Trading Analysis. Bear Stearns analyzed the price to be paid to the Exchanging Stockholders of Circle K relative to the historical trading price of Circle K's shares. The $28.29 to $31.48 per share in Tosco Common Stock to be received by the Exchanging Stockholders of Circle K in the Merger represents a premium of 33.9% to 49.0% over Circle K's closing stock price of $21.125 per share on February 15, 1995 (the last trading day prior to the announcement of the proposed Merger), 30.8% to 45.6% relative to Circle K's closing stock price of $21.625 five days prior to the announcement of the proposed Merger, 3.3% to 15.0% relative to Circle K's all-time high stock price of $27.375 per share and 105.7% to 128.9% relative to Circle K's post-IPO low stock price of $13.75 per share.

     Bear Stearns compared the above premiums to the average premiums historically paid in acquisitions of publicly-traded companies. During 1995, the average premium paid for publicly-traded companies in transactions valued at $100 million or more (based on the target company's closing stock price five days prior to the announcement of a transaction) was 45.6% based on the arithmetic mean and 29.2% based on the median average. During each of the years from 1989 thorough 1994, the arithmetic mean of the premiums paid in acquisitions of public companies (relative to the closing stock price of the target company five days prior to the announcement) has ranged between 35.6% and 44.0% for transactions valued at $100 million or more. The median average premium paid during this period ranged between 31.4% and 39.8%.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Bear Stearns' opinion. In arriving at its opinion, Bear Stearns considered the results of all such analyses. The analyses were prepared solely for purposes of providing its opinion as to the fairness of the Merger, from a financial point of view, to the Exchanging Stockholders of Circle K. Analyses based upon forecasts of future results are not necessarily indicative of actual future results which may be significantly more or less favorable than suggested by such analyses. As described above, Bear Stearns' opinion and presentation to the Circle K Board was one of many factors taken into consideration by the Circle K Board in making its determination to approve the Merger Agreement.

     The Circle K Board selected Bear Stearns because it is an internationally recognized investment banking firm, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and other purposes and because Circle K had had previous experience working with Bear Stearns in the mergers and acquisitions field. Bear Stearns lead-managed Circle K's initial public offering during March 1995.

     In the ordinary course of its business, Bear Stearns may actively trade the equity securities of Circle K and Tosco for its own account and for the accounts of customers and, accordingly, may, at any time, hold a long or short position in such securities.

     Pursuant to a letter agreement dated as of December 22, 1995, Circle K agreed to pay Bear Stearns a fee of $1 million for rendering its opinion in connection with the Merger, and upon consummation of the Merger, an additional fee of between $2.2 million and $3.9 million for its financial advisory work (the exact amount of such fee being subject to the value to be received by the stockholders of Circle K based on the Average Tosco Stock Price). Circle K has also agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel, and to indemnify Bear Stearns and certain related persons against certain liabilities in connection with the engagement of Bear Stearns, including certain liabilities under the federal securities laws.

TERMS OF THE MERGER AGREEMENT

     Exchange Ratio. The Merger Agreement provides that the Exchange Ratio will depend on the Average Tosco Stock Price. The stockholders exchanging their shares in the Merger will receive for each share of Circle K Common Stock between 0.6173 and 0.8082 shares of Tosco Common Stock, depending upon the Average Tosco Stock Price. Assuming that the price of a share of Tosco Common Stock on the date the Merger closes equals the Average Tosco Stock Price, this fraction of a share of Tosco Common Stock would have a value of between $28.288 and $31.482. If the exchange ratio were based on the average of the closing prices of Tosco Common Stock during the ten consecutive trading days ending on April 16, 1996, the Average Tosco Stock Price would be $47.5125 and each outstanding share of Circle K Common Stock would be exchanged for .6627 of a share of Tosco Common Stock, which would have a value of $31.482 (assuming that the per share price of Tosco Common Stock equals $47.5125 on the date the Merger closes).

     Set forth below is a table which reflects the consideration to be received by the holders of Circle K Common Stock pursuant to the Merger Agreement and Stock Sale Agreement and the amount of the premium to be received by the Exchanging Stockholders over the consideration to be received by the Selling Stockholders. For Average Tosco Stock Prices between those set forth below, arithmetic interpolation shall be used to derive the corresponding number.

                                   PRICE TABLE

                    AMOUNT OF TOSCO                      VALUE OF                                    PREMIUM TO
                  COMMON STOCK TO BE     INDICATED         TOSCO                      INDICATED      EXCHANGING
                 RECEIVED PER SHARE OF     VALUE        SHARES PER         CASH        VALUE PER    STOCKHOLDERS
      AVERAGE      CIRCLE K COMMON      PER SHARE TO      SHARE TO       PER SHARE     SHARE TO        VERSUS
    TOSCO STOCK      STOCK (THE         EXCHANGING       SELLING       TO SELLING      SELLING        SELLING
       PRICE      "EXCHANGE RATIO")     STOCKHOLDERS    STOCKHOLDERS   STOCKHOLDERS   STOCKHOLDERS  STOCKHOLDERS
    -----------  ---------------------  ------------    ------------   ------------   ------------  ------------
      $51.00            0.6173            $31.482         $3.572         $25.825        $29.397        $2.09
       50.00            0.6296             31.482          3.572          25.825         29.397         2.09
       49.00            0.6425             31.482          3.572          25.825         29.397         2.09
       48.00            0.6559             31.482          3.572          25.825         29.397         2.09
       47.00            0.6698             31.482          3.572          25.825         29.397         2.09
       46.00            0.6786             31.216          3.306          25.825         29.131         2.09
       45.00            0.6878             30.949          3.039          25.825         28.864         2.09
       44.00            0.6973             30.682          2.772          25.825         28.597         2.09
       43.00            0.7073             30.416          2.506          25.825         28.331         2.09
       42.00            0.7115             29.884          2.365          25.825         28.190         1.69
       41.00            0.7159             29.352          2.224          25.825         28.049         1.30
       40.00            0.7205             28.820          2.082          25.825         27.907         0.91
       39.00            0.7253             28.288          1.941          25.825         27.766         0.52
       38.00            0.7444             28.288          1.941          25.825         27.766         0.52
       37.00            0.7645             28.288          1.941          25.825         27.766         0.52
       36.00            0.7858             28.288          1.941          25.825         27.766         0.52
       35.00            0.8082             28.288          1.941          25.825         27.766         0.52

     CIRCLE K STOCKHOLDERS RECEIVING SHARES OF TOSCO COMMON STOCK IN THE MERGER WILL RECEIVE A NUMBER OF SHARES OF TOSCO COMMON STOCK DETERMINED PURSUANT TO THE EXCHANGE RATIO. BECAUSE THE EXCHANGE RATIO IS BASED ON THE AVERAGE TOSCO STOCK PRICE WHICH CANNOT BE DETERMINED UNTIL THE SECOND TRADING DAY PRIOR TO THE SPECIAL MEETING AND BECAUSE THE VALUE OF SHARES OF TOSCO COMMON STOCK MAY FLUCTUATE, THE NUMBER OF SHARES OF TOSCO COMMON STOCK THAT STOCKHOLDERS WILL RECEIVE IN THE MERGER AND THE MARKET VALUE THEREOF MAY BE LESS THAN OR GREATER THAN THE NUMBER OR VALUE THEREOF IF SUCH CALCULATIONS WERE MADE ON THE DATE HEREOF.

     If the Average Tosco Stock Price is less than $35.00, Circle K may elect to terminate the Merger Agreement. Notwithstanding the preceding sentence, Circle K shall not have the right to terminate the Merger Agreement if Tosco elects to issue an aggregate number of shares of Tosco Common Stock (or cash in lieu thereof) which would have a value (based on the Average Tosco Stock Price) of $28.288 per share of Circle K Common Stock. If the Average Tosco Stock Price is less than $35.00 and Circle K does not elect to terminate the Merger Agreement, each holder of Circle K Common Stock would receive 0.8082 shares of Tosco Common Stock for each share of Circle K Common Stock.

     If the Average Tosco Stock Price is greater than $51.00, Circle K may elect to terminate the Merger Agreement. Notwithstanding the preceding sentence, Circle K shall not have the right to terminate the Merger Agreement if Tosco elects to issue 0.6173 shares of Tosco Common Stock for each share of Circle K Common Stock. If the Average Tosco Stock Price is greater than $51.00 and Circle K does not elect to terminate the Merger Agreement, the number of shares of Tosco Common Stock to be issued for each share of Circle K Common Stock shall be reduced to less than 0.6173 shares of Tosco Common Stock in accordance with the same mathematical progression as determined pursuant to the table set forth above.

     Based on the 25,271,762 shares of Circle K Common Stock outstanding on the Record Date (excluding shares of Circle K Common Stock owned by Tosco) and an Average Tosco Stock Price between $39.00 and $47.00, Tosco will issue an aggregate of approximately between 6,946,360 and 6,911,678 shares of Tosco Common Stock in the acquisition of Circle K. If the Average Tosco Stock Price is less than $39.00 or more than $47.00, the total number of shares of Tosco Common Stock to be issued will be determined using the Exchange Ratios set forth above relating to such Average Tosco Stock Prices.

     The amount of Tosco Common Stock to be issued will increase upon the exercise of options issued by Circle K pursuant to its stock option plans. As of the Record Date, there were 1,067,196 such options outstanding, 631,283 of which are vested and exercisable or will become vested and exercisable prior to the Special Meeting. If all such vested options were exercised, the number of shares of Tosco Common Stock to be issued at Average Tosco Stock Prices between $39.00 and $47.00 would be approximately between 255,661 and 236,098.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties relating to, among other things:
(i) due organization, corporate power and good standing; (ii) capital structure;
(iii) subsidiaries; (iv) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (v) absence of conflicts with the Merger Agreement under charters, by-laws or certain instruments; (vi) governmental or regulatory authorizations, consents or approvals required to consummate the Merger; (vii) documents filed with the Commission and the accuracy of the information contained or incorporated therein, including, without limitation, the preparation of the financial statements contained therein in accordance with generally accepted accounting principles applied on a consistent basis; (viii) absence of undisclosed liabilities;(ix) absence of certain material adverse events or changes; (x) litigation; (xi) accuracy of the information provided by each of the parties with respect to the Registration Statement of which this Proxy Statement-Prospectus is a part; (xii) absence of violations of laws; and (xiii) compliance with material agreements.

     Certain Covenants and Agreements. Pursuant to the Merger Agreement, Circle K has agreed that, during the period from the date of the Merger Agreement until the Effective Time or the earlier termination of the Merger Agreement, it will, among other things (except as otherwise permitted by the Merger Agreement or as consented to in writing by Tosco): (i) conduct its business in the ordinary and usual course and consistent with past practice; (ii) not amend or propose to amend its articles of incorporation or by-laws; (iii) not split, combine or reclassify its outstanding capital stock or declare, set aside or pay any dividend or distribution on Circle K Common Stock; (iv) not issue any additional shares of Circle K Common Stock (except upon the exercise of Options) or options or other rights to acquire any Circle K Common Stock; (v) not acquire or sell or otherwise dispose of any material assets; (vi) not redeem any of its capital stock; (vii) use its best efforts to preserve its business organization and goodwill, keep available the services of its present officers and key employees, and preserve the goodwill and business relationship with its suppliers, distributors, customers and others; (viii) confer with one or more representatives of Tosco on material operational matters and the general status of ongoing operations of its business and provide full access to all of its properties, books, contracts, commitments and records, as appropriate; (ix) promptly advise Tosco in writing of any significant change in its business, financial condition or results of operations; (x) promptly take such action as is necessary to submit the Merger Agreement for stockholder approval; (xi) cooperate and use its reasonable efforts to take all actions, make all filings, registrations and submissions, and do all things necessary and advisable to consummate the Merger, including, but not limited to, obtaining all required consents, waivers and approvals from the Commission, the Federal Trade Commission, the Department of Justice and any other applicable governmental entity; (xii) not incur any indebtedness for borrowed money other than pursuant to existing facilities or for ordinary course trade payables; (xiii) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers, or key employees; or (xiv) not adopt, enter into or amend any employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law.

     Pursuant to the Merger Agreement, Tosco has agreed that, during the period from the date of the Merger Agreement until the Effective Time, it will: (i) provide full access to Circle K and its representatives to all of its properties, books, contracts, commitments and records, as appropriate; (ii) prepare and file with the Commission the Registration Statement; (iii) use its best efforts to obtain a listing on the NYSE for the shares to be issued in connection with the Merger; (iv) use its reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended; and (v) cooperate and use its reasonable efforts to take all actions, make all filings, registrations and submissions, and do all things necessary and advisable to consummate the Merger, including, but not limited to, obtaining all required consents, waivers and approvals from the Commission, the Federal Trade Commission, the Department of Justice and any other applicable governmental entity.

     No Solicitation of Other Transactions. The Merger Agreement provides that prior to the Effective Time or the earlier termination of the Merger Agreement, Circle K will not directly or indirectly through any officer, director, employee or otherwise, unless Tosco consents in writing, solicit, initiate or encourage any Circle K Acquisition Transaction; provided, however, Circle K may furnish information concerning its business, properties or assets pursuant to an unsolicited offer if counsel to Circle K advises the Circle K Board that the failure to take such action or actions might reasonably subject Circle K's directors to liability for breach of their fiduciary duties and Circle K's financial advisors advise the Circle K Board that the consideration to be paid pursuant to said unsolicited offer is greater than that to be received by Circle K's stockholders pursuant to the Merger Agreement and said offeror has the necessary financial capability to effect such transaction; provided, further, however, (a) following receipt of a bona fide unsolicited written offer to consummate a Circle K Acquisition Transaction Circle K may take and disclose to Circle K's stockholders the position of the Circle K Board contemplated by Rule 14e-2 under the Exchange Act or otherwise make appropriate disclosures to its stockholders, (b) Circle K may furnish or cause to be furnished information concerning its business, properties or assets to a third party, and (c) Circle K may engage in discussions or negotiations with a third party concerning a Circle K Acquisition Transaction. In the event Circle K shall determine to provide any information as described above, or shall receive any offer relating to a Circle K Acquisition Transaction, it shall promptly notify Tosco as to the fact that information is to be provided or that an offer relating to a Circle K Acquisition Transaction has been received and shall furnish to Tosco the identity of the recipient of information or the proponent of such Circle K Acquisition Transaction, if applicable, and, if an offer or proposal regarding a Circle K Acquisition Transaction has been received, a description of the material terms thereof. Circle K may enter into a definitive agreement for a Circle K Acquisition Transaction meeting the requirements set forth above with the offeror with which it is permitted to negotiate, provided that at least two business days prior to Circle K's execution thereof Circle K shall have notified Tosco in writing indicating Circle K's intent to enter into such agreement and describing all of the material terms of such agreement. Concurrently with the execution of such a definitive agreement, Circle K may terminate the Merger Agreement.

     Termination Fee. The Merger Agreement provides that if the Merger Agreement is terminated as the result of Circle K executing a definitive agreement with a potential acquiror as described under "-- NO SOLICITATION OF OTHER TRANSACTIONS," Circle K promptly will pay to Tosco a termination fee in the amount equal to 50% of the excess consideration received in such transaction over the amount to be paid by Tosco, subject to a maximum of $.75 per share of Circle K Common Stock.

     Conditions to the Merger. The respective obligations of each of the parties to effect the Merger are subject to a number of conditions, including among others: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the stockholders of Circle K; (ii) the Registration Statement shall have become effective and no stop order suspending such effectiveness shall have been issued and remain in effect; (iii) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect; (iv) the shares of Tosco Common Stock to be issued pursuant to the Merger Agreement shall have been listed on the NYSE; (v) all governmental consents and approvals legally required for the consummation of the Merger and the transactions contemplated thereby shall have been obtained and be in effect at the Effective Time on terms and conditions which would not have a material adverse effect; and (vi) the requisite waiting period under the HSR Act shall have expired or have been terminated.

     In addition to the conditions set forth above, the obligations of Circle K to effect the Merger are subject to the following conditions: (i) Tosco shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed on or prior to the Effective Time and all representations and warranties of Tosco contained in the Merger Agreement shall be true and correct in all material respects on and as of the date made and at the Effective Time; (ii) the receipt of a written legal opinion from Stroock & Stroock & Lavan, counsel to Tosco, as to certain legal matters; (iii) the absence of a material adverse effect on the business, financial condition or results of operations of Tosco; and (iv) the closing of the Stock Sale Agreement.

     In addition to the conditions set forth above, the obligations of Tosco to effect the Merger are subject to the following conditions: (i) Circle K shall have performed in all material respects its agreements contained in the Merger Agreement required to be performed on or prior to the Effective Time and all representations and warranties of Circle K contained in the Merger Agreement shall be true and correct in all material respects on and as of the date made and the Effective Time; (ii) the receipt of a written legal opinion from Gibson, Dunn & Crutcher, counsel to Circle K, as to certain legal matters; (iii) the absence of a material adverse effect on the business, financial condition or results of operations of Circle K; and (iv) the absence of a material breach under the Stock Sale Agreement.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time by (i) the mutual consent of the parties; (ii) either party if (A) the Merger has not been consummated on or before September 30, 1996, (B) approval of the Merger Agreement and the transactions contemplated thereby is not obtained at the Special Meeting, (C) the consent of any governmental or regulatory body, which consent is a condition to consummation of the Merger Agreement, has not been obtained, or (D) there shall have been issued a final, unappealable order of a court restraining, enjoining or otherwise prohibiting the Merger; (iii) Tosco Acquisition Sub if (V) the Circle K Board shall have withdrawn or adversely modified its approval of the Merger Agreement or the transactions contemplated thereby, (W) there has been a material breach by Circle K of any covenant or agreement not cured within 15 days following receipt of notice of such breach, which breach results in a material adverse effect on the business, financial condition or results of operations of Circle K, (X) a representation or warranty of Circle K becomes untrue or incorrect in a material respect, which untrue or incorrect representation or warranty results in a material adverse effect on the business, financial condition or results of operations of Circle K, (Y) Circle K enters into a Circle K Acquisition Transaction permitted under the Merger Agreement whereby all or any substantial part of the assets or capital stock are acquired, or (Z) any third party commences a tender or exchange offer for 25% or more of Circle K's Common Stock and the Circle K Board does not or ceases to recommend that stockholders reject such offer; or (iv) Circle K if (A) there has been a material breach by Tosco or Tosco Acquisition Sub of any covenant or agreement not cured within 15 days following receipt of notice of such breach, which breach results in a material adverse effect on the business, financial condition or results of operations of Tosco or Tosco Acquisition Sub, (B) a representation or warranty of Tosco or Tosco Acquisition Sub becomes untrue or incorrect in a material respect, which untrue or incorrect representation or warranty results in a material adverse effect on the business, financial condition or results of operations of Tosco or Tosco Acquisition Sub; or (C) Circle K enters into a Circle K Acquisition Transaction. In addition, Circle K has the right, under certain circumstances, to terminate the Merger Agreement if the Average Tosco Stock Price is less than $35.00 or greater than $51.00. See "--EXCHANGE RATIO."

     In the event of termination of the Merger Agreement by either party as provided above, the Merger Agreement will become void and there will be no further obligation on the part of either party or their respective officers and directors (except as set forth in certain provisions of the Merger Agreement, including the termination fees described under "-- TERMINATION FEE").

     Amendment. To the extent permitted by law, the Merger Agreement may be amended by the parties.

     Waiver. At any time prior to the Effective Time the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement.

     Management After the Merger. Following the Merger, the directors and officers of Tosco Acquisition Sub immediately prior to the Merger will be the initial directors and officers of the Surviving Corporation. While Tosco presently expects to leave the field operating management of Circle K largely intact, several changes will occur in senior management. The Certificate of Incorporation and Bylaws of Circle K as in effect at the Effective Time will be the Certificate of Incorporation and Bylaws of the Surviving Corporation after the Merger, in each case until amended in accordance with their terms and applicable law.

     Stock Options. Pursuant to Circle K's stock option plans, Circle K has granted various Options to officers, directors and employees, some of which have vested. Unvested Options will vest upon consummation of the Merger Agreement. To the extent any Options are not exercised or do not vest prior to the consummation of the Merger, they shall be canceled in exchange for a payment of cash by Tosco Acquisition Sub equal to the product of (i) the total number of shares of Circle K Common Stock subject to such Options multiplied by (ii) the excess of $29.00 over the exercise price per share of such Option, less applicable withholding taxes. Tosco has agreed with the holders of Options which have vested that they may sell to Tosco a portion of the Circle K shares received upon exercise of the Options for cash at prevailing market prices. In connection with the exercise of such Options since the date of the announcement of the Merger through the Record Date, Tosco has purchased an aggregate of 275,431 shares of Circle K Common Stock.

     Indemnification. The Merger Agreement provides that, to the extent permitted by applicable law, all rights to indemnification from Circle K or any subsidiary of Circle K now existing in favor of the directors, officers, employees or agents of Circle K and any subsidiary of Circle K as provided in their respective certificates of incorporation or charters, as the case may be, or by-laws, as in effect on the date of the Merger Agreement, shall survive the Merger and shall continue in full force and effect and be honored by Tosco, Tosco Acquisition Sub and the Surviving Corporation for a period of not less than five years from the Effective Time; and if any claim is asserted or made within such five-year period, all such rights shall continue with respect to such claim until final disposition of such claim.

     No Fractional Shares. No fractional shares of Tosco Common Stock will be issued in the Merger. In lieu thereof, Tosco will pay the holder of such fractional shares an amount in cash (without interest) rounded to the nearest cent, equal to the product of (i) the fraction of a share of Tosco Common Stock to which such stockholder would be entitled and (ii) the Average Tosco Stock Price.

     Effective Time. The Merger Agreement provides that Tosco and Circle K will cause the Effective Time to occur as promptly as practicable after the approval of the Merger Agreement by the Circle K stockholders and the satisfaction (or waiver, if permissible) of the other conditions set forth in the Merger Agreement. Accordingly, if all other conditions have been met or, if permissible, waived, the Effective Time could occur on the same day as the Special Meeting. As soon as the date on which the Effective Time is anticipated to occur is determined, Circle K and Tosco will publicly announce such date, although no assurance can be given that the Effective Time will occur on such date. At the Effective Time, all shares of Circle K Common Stock owned by Tosco will be canceled and cease to exist, and all Circle K Treasury Stock will be canceled and retired without payment of any consideration therefor. None of the shares of Tosco Common Stock will be converted or otherwise modified in the Merger. All of such shares will continue to be outstanding Tosco Common Stock after the Effective Time.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Holders of 16,555,852 shares of Circle K Common Stock (representing approximately 65% of the outstanding Circle K Common Stock) have agreed, pursuant to the terms of the Stock Sale Agreement, to sell each of their shares of Circle K Common Stock to Tosco for $25.825 in cash and, depending upon the Average Tosco Stock Price, between 0.0555 and 0.0700 shares of Tosco Common Stock. At the same time, the Selling Stockholders will place into the Circle K Litigation Escrow $17,260,377 which will be used to pay the cost of defending certain lawsuits currently pending against Circle K and, if necessary, the cost of any judgments or settlements resulting from such lawsuits. The Selling Stockholders have granted proxies to Tosco to vote such shares in favor of the Merger at the Special Meeting, and if such proxies are ineffective for any reason, the Selling Stockholders have agreed to vote all of their shares in favor of the Merger.

     The Stock Sale was structured so that the Selling Stockholders will receive between 7.0% and 12.2% (depending on the Average Tosco Stock Price) of their total consideration in the form of Tosco Common Stock. This was done to accommodate Tosco's desire to minimize the number of shares of Tosco Common Stock to be issued as consideration in the acquisition of Circle K, and its unwillingness to issue the Tosco Common Stock to be used in the acquisition of the then outstanding Circle K Common Stock on a pro rata basis to all stockholders of Circle K, as well as the Selling Stockholders' preference to receive cash as consideration. Tosco's positions resulted from its concerns regarding the concentration of the majority of such Tosco Common Stock in the hands of the relatively small number of stockholders which hold a majority of the Circle K Common Stock and the potential market "overhang" on Tosco Common Stock which could have resulted.

     The Selling Stockholders will receive total per share consideration, depending on the Average Tosco Stock Price, of between $27.766 and $29.397, of which $25.825 will be in cash and between $1.941 and $3.572 will be in Tosco Common Stock. See "THE STOCK SALE AGREEMENT." The Exchanging Stockholders will receive total per share consideration, depending on the Average Tosco Stock Price, of between $28.288 and $31.482, all of which will be in the form of Tosco Common Stock. See "-- TERMS OF THE MERGER AGREEMENT -- EXCHANGE RATIO."

     No officers, directors or persons holding more than 5% of the voting power of either Tosco or Circle K will have any material interest in the Merger except as set forth herein and any interest arising from the ownership of securities of Tosco or Circle K, respectively.

     On February 16, 1996, Messrs. Henry F. Frigon and Bob Martinez, who are directors of Circle K, held options to purchase 9,796 and 9,375 shares of Circle K Common Stock, respectively, which were granted under the Circle K Fiscal 1995 Stock Incentive Plan. The options generally become exercisable in three annual installments from the date of grant, but will automatically become exercisable in full upon the effectiveness of the Merger. The exercise price of the options held by Messrs. Frigon and Martinez are $15.30 and $16.00 per share, respectively. Mr. Frigon, who is a private investor and consultant and has been a director of Circle K since March 1995, served as a consultant to Investcorp in 1995 with respect to a potential acquisition for which he received total compensation of $21,000.

     Mr. Bart A. Brown, Jr., who is a director of Circle K and was the Chairman of its Board of Directors from June 1990 until August 1995 and its Chief Executive Officer from June 1991 through July 1993, became Chairman of the Board and Chief Executive Officer of Color Tile, Inc. in August 1995. Color Tile, Inc. is principally owned by a group of international investors organized by Investcorp. On February 16, 1996, Mr. Brown held options to purchase 61,775 shares of Circle K Common Stock at an exercise price of $13.60 per share.

     Mr. Charles Philippin, who has been a director of Circle K since January 1995, has been an executive of Investcorp since July 1994. Mr. E. Garrett Bewkes, III, who has been a director of Circle K since April 1994, was an executive of Investcorp from March 1994 until July 1995 when he founded Garmark Advisors L.L.C.

     Circle K had previously entered into indemnification agreements with each of its directors and executive officers pursuant to which Circle K agreed to indemnify and advance expenses to each of them to the full extent provided by applicable law. In addition, the Merger Agreement provides that all rights to indemnification now existing in favor of Circle K's directors, officers and employees as provided in the Circle K Certificate or By-laws shall survive the Merger and be honored for not less than five years following the Effective Time. See "-- TERMS OF THE MERGER AGREEMENT -- INDEMNIFICATION."

     Certain members of senior management of Circle K will not be continuing as full-time employees of Circle K after the Merger and are currently negotiating consulting agreements with Tosco.

RESALE OF TOSCO COMMON STOCK ISSUED IN THE MERGER

     The shares of Tosco Common Stock to be issued to the Circle K stockholders in connection with the Merger will be freely transferable under the Securities Act, except for the shares of Tosco Common Stock issued to any person deemed to be an affiliate of Circle K for purposes of Rule 145 under the Securities Act at the time of the Special Meeting (a "Circle K Affiliate"). Circle K Affiliates generally are persons who control, are controlled by, or are under common control with Circle K (generally, certain executive officers and directors and large stockholders).

     Circle K Affiliates may not sell their shares of Tosco Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for two years following the Effective Time a Circle K Affiliate (together with certain related persons) would be entitled to sell shares of Tosco Common Stock acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions with a "market maker," as such terms are defined in Rule 144, and the number of such shares to be sold by a Circle K Affiliate (together with certain related persons and certain persons acting in concert) within any three-month period may not exceed the greater of 1% of the outstanding shares of Tosco Common Stock or the average weekly trading volume of such shares during the four calendar weeks preceding such sale. Rule 145, however, only would remain available to Circle K Affiliates if Tosco remains current with its informational filings with the Commission under the Exchange Act. Two years after the Effective Time, a Circle K Affiliate would be able to sell such shares of Tosco Common Stock without such manner of sale or volume limitations provided that Tosco were current with its Exchange Act informational filings and such individual was not then an affiliate of Tosco. Three years after the Effective Time, a Circle K Affiliate would be able to sell such Tosco shares without any restrictions so long as such Circle K Affiliate had not been an affiliate of Tosco for at least three months prior to such sale.

EXCHANGE OF STOCK CERTIFICATES

     From and after the Effective Time, holders of Circle K Common Stock immediately prior to the Effective Time will be entitled to receive certificates representing that number of shares of Tosco Common Stock equal to the product or
(i) the Exchange Ratio multiplied by (ii) the number of shares of Circle K Common Stock held by such Circle K stockholder. Notwithstanding the foregoing, no fractional shares of Tosco Common Stock will be issued. See "-- TERMS OF THE MERGER AGREEMENT -- NO FRACTIONAL SHARES." As soon as practicable after the Effective Time, the Exchange Agent will mail transmittal instructions and a form of letter of transmittal to each Circle K stockholder. The transmittal instructions will describe the procedures for surrendering certificates that prior to the Merger represented Circle K Common Stock ("Circle K Certificates") in exchange for certificates representing Tosco Common Stock ("Tosco Certificates"). CIRCLE K STOCKHOLDERS SHOULD NOT SUBMIT THEIR CIRCLE K CERTIFICATES FOR EXCHANGE UNLESS AND UNTIL THEY HAVE RECEIVED THE TRANSMITTAL INSTRUCTIONS AND A FORM OF LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

     CIRCLE K STOCKHOLDERS WILL NOT BE ENTITLED TO RECEIVE ANY DIVIDENDS OR OTHER DISTRIBUTIONS ON TOSCO COMMON STOCK UNTIL THE MERGER HAS BEEN CONSUMMATED AND THEY HAVE EXCHANGED THEIR CIRCLE K CERTIFICATES FOR TOSCO CERTIFICATES. Subject to applicable laws, any such dividends and distributions after the Effective Time will be accumulated. At the time a Circle K stockholder surrenders his or her Circle K Certificates to the Exchange Agent, all such accrued and unpaid dividends and distributions, together with any cash payments in lieu of fractional shares of Tosco Common Stock, will be paid without interest.

     When a Circle K stockholder delivers his or her Circle K Certificates to the Exchange Agent along with a properly executed letter of transmittal and any other required documents, such Circle K Certificates will be canceled and the Circle K stockholder will receive a Tosco Certificate representing the number of full shares of Tosco Common Stock to which the Circle K stockholder is entitled under the Merger Agreement and payment in cash in lieu of any fractional share of Tosco Common Stock. If any Tosco Certificate is to be issued in a name other than that in which the corresponding Circle K Certificate is registered, it will be a condition to the exchange of the Circle K Certificate that the Circle K stockholder comply with applicable transfer requirements and pay any applicable transfer or other taxes.

     Neither the Exchange Agent nor any party to the Merger Agreement will be liable to any Circle K stockholder for any shares of Tosco Common Stock, dividends or distributions thereon or cash payable in lieu of fractional interests delivered to state authorities pursuant to applicable escheat or other similar laws. At any time following six months after the Effective Time, Tosco may, subject to any applicable escheat law, require the Exchange Agent to return all Tosco Common Stock and cash deposited with the Exchange Agent which has not been disbursed to Circle K stockholders and thereafter any such holders which have not remitted their Circle K Certificates to the Exchange Agent may only look to Tosco for delivery of their Tosco Certificates and as general creditors with respect to the cash to be received in lieu of fractional shares.

     HOLDERS OF SHARES OF TOSCO COMMON STOCK WILL NOT BE REQUIRED TO EXCHANGE THEIR STOCK CERTIFICATES IN CONNECTION WITH THE MERGER.

FINANCING

     Tosco presently intends to obtain the funds for the cash portion of the consideration to be paid pursuant to the Stock Sale Agreement from borrowings under its credit facility and from the sale of debt securities.

ACCOUNTING TREATMENT

     The Merger will be accounted for under the purchase method of accounting, in accordance with generally accepted accounting principles. Under the purchase method of accounting, the purchase price of Circle K, including direct costs of the Merger, will be allocated to the assets acquired and liabilities assumed based upon their estimated relative fair values, with the excess purchase consideration allocated to goodwill. The results of Tosco's operations will include the results of operations of Circle K commencing at the Effective Time.

     The Unaudited Pro Forma Combined Financial Statements appearing elsewhere in this Proxy Statement-Prospectus are based upon certain assumptions and allocate the purchase price to assets and liabilities based upon a preliminary allocation of the purchase price. The unaudited pro forma adjustments and combined amounts are included for informational purposes only. If the Merger is consummated, Tosco's financial statements will reflect the effects of acquisition adjustments only from the Effective Time. The actual allocation of the purchase price may differ significantly from the allocation reflected in the Unaudited Pro Forma Combined Financial Statements.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material United States federal income tax consequences of the Merger to the Exchanging Stockholders, the Selling Stockholders and to Circle K and, to the extent it relates to matters of law and subject to the qualifications, limitations and assumptions stated herein, constitutes the opinion of Gibson, Dunn & Crutcher, counsel to Circle K ("Counsel"). The discussion does not address aspects of federal taxation other than income taxation and does not address all aspects of federal income taxation. This discussion also does not address aspects of federal income taxation that may be applicable to particular holders of Circle K Common Stock, including but not limited to investors who are subject to special treatment for federal income tax purposes, such as insurance companies, tax-exempt entities, financial institutions, pass-through entities, foreign companies, nonresident alien individuals, persons who receive their Circle K Common Stock by exercise of options or otherwise as compensation and foreign persons. In addition, the discussion does not consider any state, local or foreign tax consequences of the Merger. The discussion assumes that the Exchanging Stockholders and the Selling Stockholders hold their shares of Circle K Common Stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (generally property held for investment), and that the Exchanging Stockholders will hold the shares of Tosco Common Stock received in exchange therefor as capital assets.

     HOLDERS OF CIRCLE K COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER.

     The Merger will be treated as a taxable exchange by Circle K stockholders, with the following results:

     (i) The Exchanging Stockholders and Selling Stockholders will recognize gain or loss for tax purposes upon the conversion of their shares of Circle K Common Stock into shares of Tosco Common Stock, as if such stockholders had sold their Circle K Common Stock for an amount of cash equal to the value, on the Effective Date, of the Tosco Common Stock plus the amount of cash received by such stockholders in the Merger. Such gain or loss will be capital gain or loss, and will be long term capital gain or loss if such stockholder has held his or her shares of Circle K Common Stock for more than one year.

     (ii) The tax basis of the shares of Tosco Common Stock received by each Exchanging Stockholder will be equal to the value of such shares on the Effective Date.

     (iii)The holding period of the shares of Tosco Common Stock will commence on the day after the Effective Date.

     (iv) No gain or loss will be recognized by Circle K or Tosco for tax purposes in connection with the Merger.

     Backup Withholding. Under the backup withholding rules, a holder of Circle K Common Stock and Tosco Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends and proceeds of a redemption, unless such stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be credited against the stockholder's federal income tax liability. Circle K or Tosco may require holders of Circle K Common Stock or Tosco Common Stock to establish an exemption from backup withholding or to make arrangements satisfactory to Circle K or Tosco with respect to the payment of backup withholding. A stockholder who does not provide Circle K or Tosco with his or her current taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service.

REGULATORY CONSIDERATIONS

     Under the Merger Agreement, the parties' respective obligations to consummate the Merger are subject to the expiration or termination of the requisite waiting period under the HSR Act. Pursuant to the HSR Act and the rules promulgated thereunder, on March 21, 1996 and March 22, 1996, Tosco and Circle K, respectively, filed notification and report forms under the HSR Act regarding the Merger. The requisite waiting period pursuant to the HSR Act expired on April 21, 1996.

EXPENSES OF THE MERGER

     All costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such expenses, except that expenses incurred in connection with printing, filing and mailing this Proxy Statement-Prospectus will be shared equally by Tosco and Circle K.

LISTING ON THE NEW YORK STOCK EXCHANGE

     Tosco has agreed to use its best efforts to list the shares of Tosco Common Stock to be issued in the Merger on the NYSE. The obligations of the parties to the Merger Agreement to consummate the Merger are subject to authorization for listing by the NYSE upon notice of issuance of such shares. If the Merger is consummated, the Circle K Common Stock will be delisted from the NYSE and will be deregistered under the Exchange Act.

ABSENCE OF APPRAISAL RIGHTS

     Pursuant to Section 262 of the DGCL appraisal rights are not available to the stockholders of Circle K because the shares of Circle K Common Stock are listed on the NYSE and the only consideration the stockholders of Circle K will receive in the Merger consists of shares of Tosco Common Stock, which are also listed on the NYSE, and cash in lieu of fractional shares.

                            THE STOCK SALE AGREEMENT

     Concurrently with the execution of the Merger Agreement, Tosco entered into the Stock Sale Agreement with the Selling Stockholders to acquire from them an aggregate of 16,555,852 shares of Circle K Common Stock. The per share purchase price will be $25.825 in cash and, depending upon the Average Tosco Stock Price, between 0.0555 and 0.0700 shares of Tosco Common Stock. Assuming that the price of a share of Tosco Common Stock on the date the Stock Sale Agreement closes equals the Average Tosco Stock Price, this fraction of a share of Tosco Common Stock would have a value of between $1.941 and $3.572. Therefore, the total value of the per share consideration to be received by the Selling Stockholders would be between $27.766 and $29.397. If the exchange ratio were based on the average of the closing prices of Tosco Common Stock during the ten consecutive trading days ending on April 16, 1996, the Average Tosco Stock Price would be $47.5125 and each outstanding share of Circle K Common Stock held by the Selling Stockholders would be exchanged for $25.825 in cash and .0752 of a share of Tosco Common Stock, which would have a value of $3.572 (assuming that the per share price of Tosco Common Stock equals the Average Tosco Stock Price on the date the Stock Sale Agreement closes). Therefore, the total per share value to be received by the Selling Stockholders would be $47.5125. Tosco has the option of issuing these shares of Tosco Common Stock either directly to the Selling Stockholders or requiring that they be issued in the Merger in exchange for shares of Circle K Common Stock held by the Selling Stockholders. In either event, the total consideration to be received by the Selling Stockholders will be the same. Tosco presently intends to have the Selling Stockholders exchange a portion of their shares in the Merger at the same exchange ratio applicable to the Exchanging Stockholders. Set forth in "THE MERGER -- TERMS OF THE MERGER AGREEMENT" is a chart which reflects the aggregate consideration to be paid for the shares to be purchased from the Selling Stockholders pursuant to the Stock Sale Agreement. The Selling Stockholders have granted proxies to Tosco to vote all of their shares of Circle K Common Stock in favor of the Merger at the Special Meeting, and if such proxies are ineffective for any reason, the Selling Stockholders have agreed to vote all of their shares in favor of the Merger. The Selling Stockholders have also agreed not to sell or otherwise dispose of, or grant any rights with respect to, any of their shares of Circle K Common Stock. On the closing of the Stock Sale, the Selling Stockholders will deposit $17,260,377 of the cash portion of the purchase price into the Circle K Litigation Escrow.

     The closing of the Stock Sale Agreement is conditioned on a number of events which are substantially similar to the closing conditions to the Merger Agreement. The Stock Sale Agreement will automatically terminate in the event the Merger Agreement is terminated. This summary description of the Stock Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Sale Agreement which is filed as an Exhibit to the Registration Statement of which this Proxy Statement-Prospectus is a part.

                                 TOSCO BUSINESS

     Tosco, through divisions and subsidiaries, is a large independent refiner, wholesaler, and retail marketer of petroleum products, principally on the East and West Coasts of the United States. Tosco has extensive distribution facilities and also engages in related commercial activities throughout the United States and internationally. Tosco also has interests in oil shale properties in Colorado and Utah.

RECENT DEVELOPMENTS

     Tosco has entered into an amended and restated revolving credit agreement (the "New Credit Agreement") to replace Tosco's existing revolving credit agreement. The New Credit Agreement provides Tosco with $600 million of revolving credit facilities which are available to Tosco for working capital purposes and general corporate purposes, including the acquisition of Circle K. The New Credit Agreement converts the existing credit agreement, which was a secured, working capital revolving loan agreement which permitted borrowings based on a borrowing base, to an unsecured facility, without any borrowing base. The New Credit Agreement also substantially modifies the financial covenants to provide Tosco with more flexibility.

ADDITIONAL INFORMATION ABOUT TOSCO

     Additional information concerning Tosco is included in the Tosco Reports incorporated by reference in this Proxy Statement-Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                CIRCLE K BUSINESS

     Circle K is the largest operator of company-owned convenience stores in the United States, and the second largest convenience store operator in the country. As of January 31, 1996, Circle K operated or franchised 2,508 stores in 28 states, primarily located in the "sunbelt" region of the United States. Circle K is also a large retail marketer of gasoline.

ADDITIONAL INFORMATION ABOUT CIRCLE K

     Additional information concerning Circle K is included in the Circle K Reports incorporated by reference in this Proxy Statement-Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                              TOSCO CAPITALIZATION

     The following sets forth, as of December 31, 1995, (i) the actual capitalization of Tosco and (ii) the capitalization of Tosco as adjusted to reflect the Merger with Circle K following the financing of the estimated cash to be paid pursuant to the Stock Sale Agreement and the exercise of outstanding stock options. The table assumes that the Average Tosco Stock Price is $47.5125 per share. The following table should be read in conjunction with Tosco's Consolidated Financial Statements and related notes which are incorporated by reference in this Proxy Statement-Prospectus.

                                                                                        DECEMBER 31, 1995
                                                                               ---------------------------------
                                                                               HISTORICAL          AS ADJUSTED(C)
                                                                               ----------          --------------
                                                                                       (IN THOUSANDS)
  Cash, cash equivalents, short-term investments and deposits (a)..........    $   48,273            $   54,861
  Long-term debt--collateralized:
   Revolving credit facilities (b).........................................        45,000               342,737
   Mortgage bonds guaranteed on a collateralized
    basis by the Bayway Refining Company...................................       150,000               150,000
   Mortgage bonds collateralized by the Avon Refinery......................       300,000               300,000
   Capital leases..........................................................                              72,778
  Real estate installment purchase.........................................                              56,479
  Other....................................................................         4,807                 5,597
  Long-term debt--uncollateralized:
   7% Notes, $125 million face amount due 2000.............................       125,000               125,000
   x% Notes, $200 million face amount due xxxx.............................                             200,000
                                                                               ----------            ----------
   Total debt, including current portion...................................       624,807             1,252,591
   Less current portion....................................................           771                25,952
                                                                               ----------            ----------
   Total long-term debt....................................................       624,036             1,226,639
  Stockholders' equity:
   Common stock, $.75 par value, 50,000,000 shares authorized, 39,613,950 shares issued; as adjusted 46,555,339 shares (including treasury
    shares)................................................................        29,714                34,920
   Capital in excess of par value..........................................       640,306               962,095
   Retained earnings (deficit).............................................        27,903                27,903
   Less common stock held in treasury, at cost (2,549,041 shares)..........       (70,813)              (70,813)
                                                                               ----------            ----------
     Total stockholders' equity............................................       627,110               954,105
                                                                               ----------            ----------
     Total capitalization, cash, cash equivalents, short-term
      investments and deposits.............................................    $1,299,419            $2,235,605
                                                                               ==========            ==========

- --------

(a) Includes approximately $14 million of restricted cash held by a wholly-owned subsidiary of Tosco.

(b) At December 31, 1995, the Credit Agreement provided for an extension of up to $450 million in credit. At that date, the Company had $45 million of cash borrowings and outstanding letters of credit of approximately $90.1 million under the Credit Agreement.

(c) The as adjusted capitalization of Tosco includes the historical balance sheet of Circle K as of January 31, 1996.

                                TOSCO CORPORATION

                     PRO FORMA COMBINED FINANCIAL STATEMENTS
                                    UNAUDITED

     The following pro forma combined balance sheet of Tosco as of December 31, 1995 and the combined statements of operations for the year then ended, give effect to (i) the purchase of an aggregate of 16,555,852 shares of Circle K Common Stock following the financing of the estimated cash to be paid pursuant to the Stock Sale Agreement and (ii) the acquisition of the remaining shares of Circle K Common Stock pursuant to the Merger Agreement, including shares expected to be issued upon the exercise of outstanding options. The pro forma balance sheet assumes that the transactions occurred as of the balance sheet date. The pro forma combined statement of income gives effect to these transactions as if they had occurred at the beginning of the period presented. The pro forma combined financial statements may not be indicative of the results that actually would have occurred if the Merger had occurred prior to the dates indicated or the results which may be obtained in the future. The pro forma combined statement of operations does not reflect the possible improvement in operating contribution or the planned reduction in operating and administrative costs expected from the consolidation of the Seattle, Washington office of Tosco with the Phoenix, Arizona office of Circle K, net of non-recurring costs of consolidation. The information presented herein should be read in conjunction with the Unaudited Pro Forma Combined Financial Information, including the notes thereto, appearing elsewhere in this Proxy Statement-Prospectus and the separate historical consolidated financial statements of Tosco and Circle K which are incorporated herein by reference.

                                             TOSCO CORPORATION AND THE CIRCLE K CORPORATION

                                                   PRO FORMA COMBINED BALANCE SHEET
                                                        As of December 31, 1995
                                               (in thousands, except per share amounts)
                                                             (Unaudited)


                                         HISTORICAL (NOTE A)
                                ---------------------------------------
                                  TOSCO        CIRCLE K    CONSOLIDATED       PRO FORMA ADJUSTMENTS       ELIMINATIONS    PRO FORMA
                                ---------     ---------    ------------    ----------------------------   ------------    ---------
Cash, cash equivalents,
  short-term investments
  and deposits ................$   48,273    $   31,601    $   79,874    $  (5,300)(e)    $ (19,713)(c)                  $   54,861
Other current assets ..........   833,168       225,462     1,058,630                                                     1,058,630
                                ---------     ---------    ----------     ---------       ---------                      ----------
Total current assets ..........   881,441       257,063     1,138,504       (5,300)         (19,713)                      1,113,491
                                ---------     ---------    ----------     ---------       ---------                      ----------
Property and equipment ........   961,418       584,853     1,546,271                                                     1,546,271
Intangibles, net of
  accumulated amortization ....                 117,959       117,959        1,600 (f)      482,880 (d)                     607,239
                                                                             4,800 (e)
Other long-term assets ........   160,312        70,954       231,266        2,750 (a)       (1,600)(f)                     232,416
Investment in Circle K ........                                            486,693 (a)       41,701 (c)    (291,883)
                                                                           246,369 (b)     (482,880)(d)
                               ----------    ----------    ----------    ---------        ---------       ---------      ----------
Total assets ..................$2,003,171    $1,030,829    $3,034,000    $ 736,912        $  20,388       $(291,883)     $3,499,417
                               ==========    ==========    ==========    =========        =========       =========      ==========
Current liabilities ...........$  669,520    $  320,658    $  990,178                                                    $  990,178
Current maturities of
  long-term obligations .......       771        25,181        25,952                                                        25,952
                                ---------     ---------    ----------                                                    ----------
Total current liabilities .....   670,291       345,839     1,016,130                                                     1,016,130
                                ---------     ---------    ----------                                                    ----------
Long-term obligations .........   624,036       172,298       796,334      (67,432)(f)      430,305 (a)                  1,226,639
                                                                                             67,432 (f)
Other liabilities .............    81,734       220,809       302,543                                                       302,543
Shareholders' equity
Common stock ..................    29,714           244        29,958          934 (a)          383 (c)        (244)         34,920
                                                                             3,889 (b)
Additional paid in capital ....   640,306       237,939       878,245       58,204 (a)       21,605 (c)    (237,939)        962,095
                                                                           242,480 (b)         (500)(e)
Retained earnings .............    27,903        53,700        81,603                                       (53,700)         27,903
Reductions from capital .......   (70,813)                    (70,813)                                                      (70,813)
                               ----------    ----------    ----------    ---------        ---------       ---------      ----------
                               $  627,110    $  291,883    $  918,993    $ 305,507        $  21,488       $(291,883)     $  954,105
                               ----------    ----------    ----------    ---------        ---------       ---------      ----------
Total liabilities and equity ..$2,003,171    $1,030,829    $3,034,000    $ 238,075        $ 519,225       $(291,883)     $3,499,417
                               ==========    ==========    ==========    =========        =========       =========      ==========

- ------------
Pro forma Adjustments:

(a) Records purchase of 16,555,852 shares of Circle K Common Stock from the Selling Shareholders for $25.825 per share in cash and approximately 1,245,000 shares of Tosco Common Stock valued at $3.572 per share of Circle K Common Stock (total value of $29.397 based upon an assumed Average Tosco Stock Price of $47.5125 per share). Cash proceeds of $427.56 million is expected to be generated from the issuance of $200 million of term debt, net of discounts and fees totalling $2.75 million, with the balance from cash borrowings from Tosco's working capital facility.

(b) Records issuance of approximately 5,185,000 shares of Tosco Common Stock in exchange for 7,825,715 shares of Circle K Common Stock held by Exchanging Shareholders. Based upon an assumed Average Tosco Stock Price of $47.5125 per share, the value per share of Circle K Common Stock to the Exchanging Shareholders is $31.482.

(c) Records projected exercise of Options to purchase 1,813,655 shares of Circle K Common Stock outstanding at January 31, 1996 which are or become vested prior to the Effective Time of the Merger and the cancellation for cash of the remaining 435,913 Options which vest at the Effective Time of the Merger. The gain on the exercise of vested Options (measured by the difference between the value of Circle K Common Stock at the dates of exercise and the exercise prices of the underlying Options) is expected to be paid in cash and shares of Circle K Common Stock (the stock portion of which will be exchanged for Tosco Common Stock). Based on an Average Tosco Stock Price of $47.5125 per share, the exercise of vested Options is expected to result in the payment of approximately $13.081 million and the issuance of about 511,000 shares of Tosco Common Stock. The cancellation of the remaining Options is expected to cost approximately $6.63 million. See "THE MERGER -- TERMS OF THE MERGER AGREEMENT -- STOCK OPTIONS."

(d)  Records Merger of Circle K with Tosco Acquisition Sub.

(e) Records assumed costs of issuance of Common Stock ($.5 million) and other transaction costs of $4.8 million.

(f) Records retirement of $67.432 million of debt of Circle K from cash borrowings under Tosco's revolving credit facility and the write off of deferred financing costs related to the debt retired.


                 TOSCO CORPORATION AND THE CIRCLE K CORPORATION

                     PRO FORMA COMBINED STATEMENT OF INCOME
                      For the Year Ended December 31, 1995
                      (In thousands, except per share data)
                                   (Unaudited)
                                                  HISTORICAL (NOTE A)
                                      -----------------------------------------                                    PRO FORMA
                                         TOSCO        CIRCLE K     CONSOLIDATED         PRO FORMA ADJUSTMENTS       (NOTE B)
                                      -----------    ----------     -----------     ----------------------------   -----------
Sales ............................... $7,284,051     $3,540,531     $10,824,582      $(526,000)(k)                 $10,298,582
Cost of sales ....................... (7,004,501)    (2,747,071)     (9,751,572)                     $526,000(k)    (9,225,572)
Operating and selling, general and
 administrative expense .............    (95,858)      (709,559)       (805,417)       (11,787)(g)                    (817,204)
                                                                                       (32,273)(h)                 -----------
Interest expense, net ...............    (56,253)       (26,547)        (82,800)          (275)(i)                    (115,348)
                                      ----------     ----------     -----------      ---------       --------      -----------
                                      (7,156,612)    (3,483,177)    (10,639,789)       (44,335)       526,000      (10,158,124)
                                      ----------     ----------     -----------      ---------       --------      -----------
Income before income taxes ..........    127,439         57,354         184,793       (570,335)       526,000           140,458
Provision for income taxes ..........    (50,381)       (23,956)        (74,337)        12,856 (j)                     (61,481)
                                      ----------     ----------     -----------      ---------       --------      -----------
Income before extraordinary item .... $   77,058     $   33,398     $   110,456      $(557,479)      $526,000      $    78,977
                                      ==========     ==========     ===========      =========       ========      ===========

Earnings per share before
 extraordinary item:
  Primary: ..........................      $2.06          $1.36                                                          $1.78 (l)
                                           =====          =====                                                          =====
  Fully diluted: ....................      $2.04          $1.36                                                          $1.77 (l)
                                           =====          =====                                                          =====

- --------------------------------
Pro forma adjustments:

     (g) Records amortization of $607 million of intangibles over 40 years (the revised useful life over which the benefit of the intangible assets are expected to be realized).

     (h) Records interest at 7 1/2% on $430.305 million of additional debt incurred to finance the acquisition.

     (i) Records amortization of debt financing costs over assumed 10 year term of debt.

     (j) Records income taxes on taxable pro forma adjustments at Tosco's current effective tax rate of 39.5%. No deduction has been taken on amortization of intangibles which will not be deductible for income tax purposes.

     (k) Removes excise taxes of Circle K included in sales and cost of sales for consistency of presentation.

     (l) Pro forma earnings per share are based on the number of common and common equivalent shares that would have been outstanding had the Merger occurred on January 1, 1996.

Note A-- The historical balance sheets of Tosco and Circle K are as of December 31, 1995 and January 31, 1996, respectively. The related historical statements of income of Tosco and Circle K are as of the years ended December 31, 1995 and January 31, 1996, respectively.

Note B-- The pro forma income statement does not reflect the improvement in operating contribution anticipated from the Merger or the planned reduction in operating and administrative costs expected from the consolidation of the Seattle, Washington office of Tosco with the Phoenix, Arizona office of Circle K, net of non-recurring costs of consolidation.

          COMPARATIVE PER SHARE MARKET PRICES AND DIVIDEND INFORMATION

     Shares of Tosco Common Stock are listed on the NYSE under the symbol TOS and on the Pacific Stock Exchange under the symbol TOS. Shares of Circle K Common Stock are listed on the NYSE under the symbol CRK.

     The table below sets forth, for the calendar quarters indicated, the reported high and low prices of shares of Tosco Common Stock and shares of Circle K Common Stock as reported on the NYSE, in each case based on published financial sources. Circle K has never paid any dividends on its Common Stock.

                                                TOSCO COMMON STOCK                  CIRCLE K COMMON STOCK
                                         --------------------------------           ---------------------
                                         HIGH        LOW        DIVIDENDS              HIGH        LOW
                                         ----        ---        ---------              ----        ---
1994
 First Quarter ........................ $35.000     $29.000       $.15                   --         --
 Second Quarter .......................  32.375      27.375        .15                   --         --
 Third Quarter ........................  32.875      27.375        .16                   --         --
 Fourth Quarter .......................  32.000      26.750        .16                   --         --

1995
 First Quarter ........................ $31.125     $27.500       $.16                 $16.125    $16.000
 Second Quarter .......................  36.500      27.375        .16                  18.375     13.750
 Third Quarter ........................  34.750      30.625        .16                  23.750     16.250
 Fourth Quarter .......................  38.500      33.875        .16                  27.375     20.375

1996
 First Quarter ........................  48.625      37.000                            $30.875     $17.00
 Second Quarter (through April 25) ....                                                 31.000     30.375



     On February 15, 1996, the last full trading day prior to the public announcement of the Merger, the closing price of a share of Tosco Common Stock on the NYSE was $43.50 and the closing price of a share of Circle K Common Stock on the NYSE was $21.125. On April 25, 1996, the most recent practicable date prior to the date of this Proxy Statement-Prospectus, the closing price of a share of Tosco Common Stock on the NYSE was $__.__ and the closing price of a share of Circle K Common Stock on the NYSE was $_.__. HOLDERS OF SHARES OF CIRCLE K COMMON STOCK ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER.

     Tosco has paid a regular quarterly dividend on its Common Stock since the third quarter of 1989. In the fourth quarter of 1995, Tosco declared a cash dividend of $.16 per share. Pursuant to the terms of Tosco's working capital facility and its bond indentures, dividends on Tosco Common Stock are permitted if Tosco satisfies certain criteria. Subject to Tosco satisfying such criteria, the payment of future dividends on Tosco Common Stock will be a business decision to be made by the Tosco Board from time to time based upon the results of operations and financial condition of Tosco and such other factors as the Tosco Board considers relevant.

                       DESCRIPTION OF TOSCO CAPITAL STOCK

     The summary of the terms of the capital stock of Tosco set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Tosco Articles and the Tosco By-Laws.

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of Tosco consists of 50 million shares of Tosco Common Stock, and 12 million shares of preferred stock, $1.00 par value (the "Preferred Stock"). As of April 1, 1996 there were 37,126,228 shares of Tosco Common Stock outstanding. The Tosco Common Stock is listed on the NYSE and the Pacific Stock Exchange under the symbol TOS. No shares of Tosco Preferred Stock are outstanding.

COMMON SHARES

     The holders of Tosco Common Stock are entitled to one vote for each share held and have the sole right and power to vote in all matters on which a vote of stockholders is taken, except as otherwise provided by statute and subject to voting rights of any holders of Preferred Stock. Subject to the rights of any holders of Preferred Stock, the holders of shares of Tosco Common Stock are entitled to receive dividends when, as and if declared by the Tosco Board, out of funds legally available therefor and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of Tosco, subject to the rights of the holders of any shares of Preferred Stock, the holders of Tosco Common Stock are entitled to receive the net assets of Tosco in proportion to the respective number of shares held by them. The holders of Tosco Common Stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of Tosco Common Stock are not subject to further call or redemption and all outstanding shares of Tosco Common Stock are, and the Tosco Common Stock offered hereby will upon issuance be, validly issued, fully paid and non-assessable.

     The transfer agent and registrar for the Tosco Common Stock is Wells Fargo Bank, N.A., Los Angeles, California.

PREFERRED SHARES

     Tosco is authorized to issue 12 million shares of Preferred Stock. Such shares may be issued from time to time at the discretion of the Tosco Board, without stockholder approval. The Tosco Board is authorized to issue such shares in different series and with respect to each series to determine the dividend rate, the redemption provisions, voting rights, conversion provisions, liquidation preferences, and such other rights and privileges not in conflict with the Tosco Articles and any qualifications, limitations or restrictions on such shares.

       COMPARISON OF CERTAIN RIGHTS OF STOCKHOLDERS OF TOSCO AND CIRCLE K

GENERAL

     As a result of the Merger, holders of Circle K Common Stock will become holders of Tosco Common Stock and the rights of all such former holders of Circle K Common Stock will thereafter be governed by the Tosco Articles, the Tosco By-laws and Nevada Law. The rights of the holders of Circle K Common Stock are presently governed by the Circle K Certificate, the Circle K By-laws and Delaware Law. The following summary, which does not purport to be a complete statement of the general differences among the rights of the stockholders of Tosco and Circle K, sets forth certain differences between Nevada Law and Delaware Law, between the Tosco Articles and the Circle K Certificate and between the Tosco By-laws and the Circle K By-laws. This summary is qualified in its entirety by reference to the full text of each of such documents, Nevada Law and Delaware Law. For information as to how such documents may be obtained, see "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS

     Tosco. Nevada Law provides that a corporation's board of directors shall consist of at least one member and the authorized number of directors may be fixed or variable within a fixed minimum or maximum as provided in either the corporation's articles of incorporation or in the bylaws. The Tosco Articles and the Tosco By-laws provide that the authorized number of directors constituting the Tosco Board shall not be less than three or more than sixteen, as established from time to time by action of the directors with at least one director being a U.S. citizen. The Tosco Board has fixed the number of directors comprising the Tosco Board at nine. Although Nevada Law allows directors to be divided into three separate classes with staggered terms of office, neither the Tosco Articles nor the Tosco By-laws provide for classification of directors.

     Circle K. The Circle K By-laws provide that the number of directors of Circle K will be determined from time to time by a majority of the Circle K Board, but in no event can there be less than one or more than ten. Although Delaware Law allows directors to be divided into three separate classes with staggered terms of office, neither the Circle K Certificate nor the Circle K By-laws provide for the classification of directors.

     Pursuant to the Merger Agreement, the Board of Directors of the Surviving Corporation shall consist of the Directors of Tosco Acquisition Sub. See "THE MERGER -- TERMS OF THE MERGER AGREEMENT -- MANAGEMENT AFTER THE MERGER."

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Tosco. Under Nevada Law, a director may be removed by the vote of the holders of not less than two-thirds of the voting power of the voting stock, subject to certain restrictions concerning cumulative voting. However, a Nevada corporation may include in its articles of incorporation a provision requiring the approval of a larger percentage of the voting power to remove a director. Under Nevada Law, any vacancy in the board of directors may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. The Tosco By-laws provide that a director may be removed only for cause, upon the vote or written consent of stockholders representing not less than two-thirds of the voting power of Tosco. The Tosco By-laws further provide that the Tosco Board will fill all vacancies created by reason of death, resignation, an increase in the number of directors or otherwise, by election of the Tosco Board, with the director so elected to serve for the remainder of the term of the departed director. All directors will continue in office until the election and qualification of their respective successors in office. The Tosco By-laws provide that the affirmative vote of a majority of the remaining directors is required to fill a vacancy on the Tosco Board.

     Circle K. Pursuant to the Circle K Certificate and the Circle K By-laws, any director may be removed with or without cause, at any time, by the affirmative vote of the holders of record of a majority of the outstanding shares of Circle K stock entitled to vote for the election of directors at a special meeting of the stockholders held for the purpose of removing a director. The Circle K By-laws provide that any vacancy occurring on the Circle K Board for any reason, including the resignation, removal, disqualification or death of a director or an increase in the number of directors, may be filled by the vote of a majority of the directors remaining in office at such time although less than a quorum, with such successor to serve for the unexpired term of the departed director and until he resigns or is removed or until his successor is elected and qualified.

ACTION BY WRITTEN CONSENT

     Tosco. Under Nevada Law, unless otherwise provided in the articles of incorporation or the bylaws, stockholders may take action without a meeting, without prior notice and without a vote, upon the written consent of stockholders having at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consent is required. The Tosco By-laws conform to the statutory provisions, except the Tosco By-laws require a stockholder meeting for the election of directors or the alteration, amendment or repeal of any Tosco By-laws or addition thereto.

     Circle K. Under Delaware Law, unless otherwise provided in the certificate of incorporation, stockholders may take action without a meeting, without prior notice and without a vote, upon the written consent of stockholders having not less than the minimum number of votes that would be necessary to authorize the proposed action at a meeting at which all shares entitled to vote were present and voted. The Circle K By-laws specifically provide for actions to be taken by written consent.

MEETINGS OF STOCKHOLDERS

     Tosco. Under the Tosco By-laws, a special meeting of stockholders may be called only by a resolution adopted by the Tosco Board.

     Under Nevada Law, unless the articles of incorporation or the by-laws provide otherwise, stockholders holding at least a majority of the voting power are necessary to constitute a quorum for the transaction of business. The Tosco By-laws provide that the presence in person or by proxy of a majority of the voting stock entitled to vote at a meeting constitutes a quorum for the transaction of business at that meeting.

     Circle K. Pursuant to the Circle K By-laws, a special meeting of stockholders, unless otherwise prescribed by statute, may be called at any time only by the Circle K Board or the President of Circle K.

     The Circle K By-laws provide that the holders of record of a majority in voting interest of the shares of Circle K Common Stock entitled to vote at a meeting, present in person or by proxy, constitutes a quorum at such meeting. Delaware Law provides that quorum and voting requirements may be increased or decreased by amendment of the Circle K Certificate and the Circle K By-laws (which, in the case of by-law amendments, may be effected by the Circle K Board) so long as the requirement for a quorum does not fall below one-third of the shares entitled to vote and subject to provisions of Delaware Law setting forth voting requirements for certain specified actions, such as mergers.

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

     Tosco. Under Nevada Law, the recommendation of the Tosco Board and approval of a majority of the voting power is required to approve a plan of merger of which Tosco is a constituent corporation. Subject to the provisions of

NRS Section 78.454 of Nevada Law, no vote of the stockholders of Tosco is required if (i) Tosco will be the surviving corporation, (ii) the articles of incorporation of the surviving corporation will not differ from its articles before the merger, (iii) each stockholder of the surviving corporation whose shares were outstanding immediately before the merger will hold the same number of shares, with identical designations, preferences, limitations, and relative rights immediately after the merger and (iv) the number of shares of Tosco Common Stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) will not exceed twenty percent of the shares of Tosco Common Stock outstanding immediately before the merger.

     Circle K. Under Delaware Law, the recommendation of the Circle K Board and the approval of a majority of the outstanding shares of Circle K entitled to vote thereon are required to effect a merger or consolidation or to sell, lease or exchange substantially all of Circle K's assets. Subject to the provisions of
Section 203 of the DGCL, no vote of the stockholders of Circle K would be required in connection with a merger if (i) Circle K were the surviving corporation, (ii) the merger agreement did not amend the Circle K Certificate,
(iii) each share of stock of Circle K outstanding immediately before the merger was an identical outstanding or treasury share of Circle K after such merger and
(iv) the number of shares of Circle K Common Stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) did not exceed twenty percent of the shares of stock of Circle K outstanding immediately before the merger.

AMENDMENT OF CORPORATE CHARTER AND BY-LAWS

     Tosco. Under Nevada Law, the articles of incorporation may be amended by the vote of stockholders holding at least a majority of the voting power, unless a greater proportion of the voting power is required in the articles of incorporation.

     Nevada Law further provides that the board of directors may amend the by-laws if the by-laws so provide. Even if the by-laws confer such power on the board of directors, the stockholders also have the power to amend the by-laws. The Tosco By-laws provide that the Tosco Board shall have the power to adopt, amend or repeal any of the by-laws by the affirmative vote of a majority of the whole board. The Tosco By-laws may also be adopted, amended or repealed by the affirmative vote of holders of at least sixty percent of the voting power of Tosco at a stockholder meeting called for that purpose. Such actions by stockholders cannot be accomplished by written consent.

     Circle K. Under Delaware Law, an amendment to the certificate of incorporation generally requires the recommendation of the board of directors, the approval of the holders of a majority of all shares entitled to vote thereon, voting together as a single class, and the holders of a majority of the outstanding stock of each class entitled to vote thereon.

     Under Delaware Law, the board of directors may amend the by-laws if the certificate of incorporation contains a provision entitling the directors to amend the by-laws. Even if the certificate of incorporation contains such a provision, the stockholders also have the power to amend the by-laws. The Circle K Certificate states that it may be amended by any method allowed under Delaware Law. The Circle K By-laws may be amended or repealed by (i) a majority of the number of directors then in office as directors, acting at any meeting of the Circle K Board, or (ii) by the stockholders holding shares of a class of stock entitled to vote for the election of directors, at any annual meeting of stockholders, without previous notice, or at any special meeting of stockholders, provided that notice of such proposed amendment, modification, repeal or adoption is given in the notice of special meeting.

APPRAISAL AND DISSENTERS' RIGHTS

     Tosco. Under Nevada Law, a stockholder is entitled to dissent from, and receive the fair value of shares owned in the event of, a plan of merger or exchange, if the stockholder is entitled to vote on the transaction. However, there is no right to dissent to a plan of merger or exchange in favor of the holders of shares of any class or series which were either listed on a national securities exchange, designated as a national market security of an interdealer quotation system by the National Association of Securities Dealers, Inc. or held by at least 2,000 stockholders of record, unless either (i) the articles of incorporation provide otherwise or (ii) the holders are required to receive anything other than cash, shares of the surviving or acquiring corporation or a combination thereof.

     Circle K. Delaware Law provides appraisal rights for certain mergers and consolidations. Appraisal rights are not available to holders of (i) shares listed on a national securities exchange or held of record by more than 2,000 stockholders or (ii) shares of the surviving corporation of the merger, if the merger did not require the approval of the stockholders of such corporation, unless in either case, the holders of such stock are required pursuant to the merger to accept anything other than (A) shares of stock of the surviving corporation, (B) shares of stock of another corporation which are also listed on a national securities exchange or held by more than 2,000 holders or (C) cash in lieu of fractional shares of such stock. Appraisal rights are not available for a sale of assets or an amendment to the certificate of incorporation.

FAIR PRICE AND ANTI-GREENMAIL PROVISIONS

     Tosco. Under the Tosco Articles, the affirmative vote of the holders of not less than a majority of the voting stock of Tosco shall be required before Tosco may purchase any of its outstanding shares of common stock at a price known by the corporation to be above market price from a person known by the corporation to be a holder of 5% or more of its common stock or who has agreed to purchase 5% or more of its common stock within the two previous years, unless (a) the purchase is made as part of an offer by the corporation to all holders of common stock to purchase shares of common stock on the same terms or (b) the purchase is made by the corporation from any employee benefit plan now or hereafter maintained by the corporation.

     Circle K. The Circle K Certificate does not contain any such "Fair Price" or "Anti-Greenmail" provisions.

STATE ANTITAKEOVER STATUTES

     Tosco. Under Nevada Law, once a person has acquired or offers to acquire twenty percent, one-third or fifty percent of the stock of a corporation, a stockholders meeting must be held after delivery of the "offeror's statement," at the acquiror's expense, so the stockholders can vote on whether the control shares may exercise voting rights. Except as otherwise provided in the articles of incorporation, the approval of the holders of a majority of the outstanding stock not held by the acquirer is required for the stock held by the acquirer to receive voting rights. The Control Share Acquisition Provisions are applicable to any acquisition of a controlling interest unless the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that the Control Share Acquisition Provisions do not apply. Tosco has elected not to be subject to these provisions.

     Nevada Law provides that a resident domestic corporation may not engage in any "combination" (broadly defined to include a wide range of transactions with an interested stockholder or an affiliate or associate of an interested stockholder) with an interested stockholder (defined as the beneficial owner of ten percent or more of the outstanding voting power) for three years after the interested stockholder's date of acquiring shares, unless the combination or the purchase of shares made by the interested stockholder on the interested stockholder's date of acquiring shares is approved by the board of directors before that date or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher, (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.

     Under Nevada Law, the selection of a period for the achievement of corporate goals is the responsibility of the directors. In addition, the directors and officers, in exercising their respective powers with a view to the interests of the corporation, may consider (i) the interests of the corporation's employees, suppliers, creditors and customers, (ii) the economy of the state and nation, (iii) the interests of the community and of society and
(iv) the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. The directors also may resist a change or potential change in control of the corporation if the directors by a majority vote of a quorum determine that the change or potential change is opposed to or not in the best interests of the corporation "upon consideration of the interests of the corporation's stockholders" or for one of the other reasons described above. Finally, the directors may take action to protect the interests of the corporation and its stockholders by adopting or executing plans that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power.

     Circle K. Section 203 of the DGCL would prohibit a "business combination" (as defined in Section 203, generally including mergers, sales and leases of assets, issuances of securities and similar transactions) by Circle K or a subsidiary with an "interested stockholder" (as defined in Section 203, generally the beneficial owner of 15 percent or more of Circle K's voting stock) within three years after the person or entity becomes an interested stockholder, unless (i) prior to the person or entity becoming an interested stockholder, the business combination or the transaction pursuant to which such person or entity became an interested stockholder shall have been approved by the Circle K Board,
(ii) upon the consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder holds at least 85 percent of the voting stock of Circle K (excluding for purposes of determining the number of shares outstanding, shares held by persons who are both officers and directors of Circle K and shares held by certain employee benefit plans) or
(iii) the business combination is approved by the Circle K Board and by the holders of at least two-thirds of the outstanding voting stock of Circle K, excluding shares held by the interested stockholder.

LIMITATION ON DIRECTORS' LIABILITY

     Tosco. As permitted under Nevada Law, the Tosco Articles provide that a director or officer shall not be personally liable to Tosco or its stockholders for damages for breach of fiduciary duty as a director or officer, except for liability for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of the law or for the unlawful payment of dividends.

     Circle K. Section 102 of DGCL allows a corporation to limit or eliminate the personal liability of directors to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director. However, this provision excludes any limitation on liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for intentional or negligent payment of unlawful dividends or stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit. The Circle K Certificate provides for the limitation on directors' liability as permitted by this statute.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Tosco. Under Nevada Law, a corporation may, and in certain circumstances must, indemnify its officers, directors, employees or agents for expenses, judgments or settlements, actually and reasonably incurred by them in connection with suits and other legal proceedings, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to criminal proceedings, had no reasonable cause to believe that their conduct was unlawful. A corporation may adopt procedures for advancing expenses to directors and officers prior to final adjudication, as long as they undertake to repay the amounts advanced if it is ultimately determined that they were not entitled to be indemnified. The Tosco By-laws allow for indemnification and, pursuant to certain procedures, advancement of expenses.

     Circle K. Section 145 of DGCL provides that a corporation may indemnify its officers and directors who were or are a party to any action, suit or proceeding by reason of the fact that he or she was a director, officer, or employee of the corporation by, among other things, a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding; provided that such officers and directors acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. The Circle K Certificate and the Circle K By-laws provide for indemnification of officers and directors to the fullest extent permitted by Delaware Law. The Circle K Certificate also provides for the payment of expenses incurred by directors and officers in defending a proceeding in advance of the final disposition of such proceeding as authorized by the Circle K Board.

NO CUMULATIVE VOTING

     Tosco. Although permitted by Nevada Law, the Tosco Articles do not provide for cumulative voting for directors.

     Circle K. Although permitted by Delaware Law, the Circle K Certificate does not provide for cumulative voting for directors.

CONFLICT-OF-INTEREST TRANSACTIONS

     Tosco. Nevada Law generally permits transactions involving a Nevada corporation and an interested director or officer of that corporation if (i) the fact of the common directorship, office or financial interest is known or disclosed to the board of directors and a majority of disinterested directors consents, (ii) the fact of the common directorship, office or financial interest is known or disclosed to the stockholders and a majority of shares entitled to vote thereon consents, (iii) the fact of the common directorship, office or financial interest is not disclosed or known to the director or officer at the time the transaction is brought before the board of directors for action or (iv) the contract or transaction is fair to the corporation at the time it is authorized or approved.

     Circle K. Delaware Law generally permits transactions involving a Delaware corporation and an interested director or officer of that corporation if (i) the material facts are disclosed and a majority of disinterested directors consents,
(ii) the material facts are disclosed and a majority of shares entitled to vote thereon consents or (iii) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee, or the stockholders.

DIVIDENDS AND OTHER DISTRIBUTIONS

     Tosco. Under Nevada Law, a corporation may pay dividends or make other distributions with respect to its stock unless, after giving effect to the dividend or distribution, either the corporation would not be able to pay its debts as they become due in the usual course of business or, except as otherwise specifically allowed by its articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at that time, to satisfy the preferential rights of stockholders whose rights are superior to those stockholders receiving the dividend or distribution.

     Circle K. Delaware Law generally allows dividends to be paid out of surplus of the corporation or, in case there is no surplus, out of the net profits of the corporation for the current fiscal year and/or the prior fiscal year. No dividends may be paid if it would result in the capital of the corporation being less than the capital represented by the preferred stock of the corporation.

DUTIES OF DIRECTORS

     Tosco. Nevada Law permits a board of directors to consider, including in connection with a change or potential change in control of the corporation, (i) the interests of the corporation's employees, suppliers, creditors and customers, (ii) the economy of the state and nation, (iii) the interests of the community and of society and (iv) the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation.

     Circle K. Delaware Law does not contain a specific provision elaborating on the duties of a board of directors with respect to the best interests of the corporation. Delaware courts have permitted directors to consider various constituencies provided that there be some rationally related benefit to the stockholders.

                                  LEGAL MATTERS

     The validity of the shares of Tosco Common Stock offered hereby will be passed upon for Tosco by Stroock & Stroock & Lavan. Certain of the tax consequences of the Merger to the stockholders (see "THE MERGER -- CERTAIN FEDERAL INCOME TAX CONSEQUENCES") were passed upon by Gibson, Dunn & Crutcher.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from Tosco's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements incorporated in this Prospectus by reference from Circle K's Annual Report on Form 10-K for the year ended April 30, 1995 have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              STOCKHOLDER PROPOSALS

     Circle K intends to hold an Annual Meeting of Stockholders in 1996 only if the Merger is not consummated on or before September 30, 1996. Any eligible stockholder who wishes to submit written proposals for possible inclusion in this year's proxy statement for the Annual Meeting, if any, must be sure that all such proposals are received by Circle K on or before July 1, 1996. Any such proposal should be mailed to The Circle K Corporation, 3003 N. Central Avenue, Phoenix, Arizona 85012, Attention: Secretary.

                                 OTHER BUSINESS

     Circle K knows of no other matters that are to be presented for action at the Special Meeting. If any other matters are properly presented at the Special Meeting, the persons named in the enclosed proxy, or authorized substitutes, will vote on such matters in accordance with their best judgment.

                                                                         ANNEX I

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of February 16, 1996 (the "Agreement"), by and between TOSCO CORPORATION, a Nevada corporation ("Parent"), TOSCO ACQUISITION SUB, INC., a Delaware corporation ("Acquisition Sub") and wholly-owned subsidiary of Parent, and THE CIRCLE K CORPORATION, a Delaware corporation (the "Company").

                              W I T N E S S E T H:

     WHEREAS, the Boards of Directors of Parent, Acquisition Sub and the Company have approved the merger of the Company with and into Acquisition Sub (the "Merger") pursuant to the terms and conditions set forth in this Agreement and the sole stockholder of Acquisition Sub has approved the Merger;

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, Parent, Acquisition Sub and the Company, intending to be legally bound hereby, agree as follows:

                                    ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below) in accordance with the Delaware General Corporation Law (the "GCL") the Company shall be merged with and into Acquisition Sub in accordance with this Agreement and an appropriate certificate of merger (the "Certificate of Merger") and the separate existence of the Company shall thereupon cease (the "Forward Merger"). The Acquisition Sub shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the "Surviving Corporation"). Notwithstanding the foregoing, if Parent is advised in writing by its counsel that the Forward Merger could have adverse tax consequences to Parent or the Company, Parent may cause Acquisition Sub to merge with and into the Company, with the Company to be the Surviving Corporation (the "Reverse Merger").

     Section 1.2 Effective Time of the Merger. The Merger shall become effective at such time (the "Effective Time") after the Closing as a copy of the duly completed Certificate of Merger (the "Merger Filing") is delivered to the Secretary of State of the State of Delaware for filing and is filed by the Secretary of State of the State of Delaware or at such later time as the parties may agree to specify in the Certificate of Merger.

     Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the GCL.

     Section 1.4 Closing. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of Stroock & Stroock & Lavan, 7 Hanover Square, New York, New York at 10:00 A.M. New York time on the second business day immediately following the date on which the last of the conditions set forth in Article VIII hereof is fulfilled or waived, or at such other time and place as Acquisition Sub and the Company shall agree (the "Closing Date").

                                   ARTICLE II

                            THE SURVIVING CORPORATION

     Section 2.1 Certificate of Incorporation; By-laws.

     (a) At the Effective Time of the Forward Merger, the Certificate of Incorporation and the By-Laws of Acquisition Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and the By-Laws of the Surviving Corporation.

     (b) Alternatively, at the Effective Time of the Reverse Merger, the Certificate of Incorporation and By-Laws, respectively, of the Surviving Corporation shall be amended and restated in their entirety to read as the Certificate of Incorporation and By-Laws of Acquisition Sub.

     Section 2.2 Directors and Officers. (a) At the Effective Time, the Board of Directors of the Surviving Corporation shall consist of the directors of Acquisition Sub.

     (b) At the Effective Time, the officers of the Surviving Corporation shall be the officers of Acquisition Sub.

                                   ARTICLE III

                              CONVERSION OF SHARES

     Section 3.1 Conversion of Company Shares in the Merger.

     (a) At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of the Company except as set forth in this Section 3.1, subject to the other provisions of this Section 3.1, each share of common stock, par value $.01 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (excluding any treasury shares and Dissenting Shares (as defined in Section 3.5)) shall be converted into the right to receive that number of validly issued, fully paid and nonassessable shares of common stock, $0.75 par value, of Parent ("Parent Common Stock"), subject to adjustment as set forth in subparagraph (d) below (such number being referred to hereinafter as the "Exchange Ratio"), all as set forth on, and as determined pursuant to, Schedule 1 attached hereto with arithmetic interpolation to be used to determine numbers related to stock prices between the full dollar prices set forth on such Schedule.

     At the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such shares shall thereafter represent the right to receive the Merger Consideration (as defined in Section 3.2(b)). The holders of certificates previously evidencing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to shares of Company Common Stock except as otherwise provided herein or by law. Certificates previously evidencing shares of Company Common Stock shall be exchanged for certificates evidencing whole shares of Parent Common Stock issued in consideration therefor in accordance with the allocation procedures of this Section 3.1 and upon the surrender of such certificates in accordance with the provisions of Section 3.2, without interest. No fractional shares of Parent Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 3.2(e).

     (b) The "Average Stock Price" shall mean the average of the per share closing prices of the Parent Common Stock on the New York Stock Exchange ("NYSE") during the 10 consecutive trading days ending the second trading day prior to the Company Stockholders' Meeting (as herein defined).

     (c) Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, Schedule 1 shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

     (d) If the Average Stock Price of a share of Parent Common Stock shall be less than $39.00 per share, then the stockholders of the Company shall be entitled to receive such number of shares of Parent Common Stock as set forth on, and as determined pursuant to, Schedule 1; provided, however, that Parent may elect at its sole option to pay the difference (between $39.00 per share and the Average Stock Price) in cash. If the Average Stock Price is less than $35.00 per share, Company may elect to terminate this Agreement; provided, however, that the Company shall not have the right to terminate if Parent in the exercise of its sole discretion elects to issue additional shares of Parent Common Stock (or cash in lieu thereof) sufficient to equal the value to be received if the Average Stock Price had been $35.00 per share; provided, further, however, that if the Company does not elect to terminate this Agreement, then the number of shares of Parent Common Stock to be issued shall be valued at $35.00 per share. If the Average Stock Price is more than $47.00 per share, then the number of shares of Parent Common Stock to be received by the stockholders of the Company pursuant to Subsection (a) above shall be reduced to the amount set forth on, and as determined pursuant to, Schedule 1. If the Average Stock Price is greater than $51.00 per share, then Company may elect to terminate this Agreement; provided, however, that Company shall not have the right to terminate if the Parent in the exercise of its sole discretion elects to issue the number of shares of Parent Common Stock which would have been issued if the Average Stock Price were $51.00 per share as set forth on, and as determined pursuant to, Schedule 1; provided, further, however, that if the Company does not elect to terminate this Agreement, the number of shares of Parent Common Stock to be issued for each value above $51.00 per share shall continue to be reduced in accordance with the same mathematical progression as determined pursuant to
Schedule 1. Any election to terminate pursuant to this subparagraph (d) must be made within one business day after Company's notification of the determination of Average Stock Price.

     (e) Each share of Company Common Stock held in the treasury of Company and each share of Company Common Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

     (f) In the Reverse Merger, each share of common stock of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     (g) Notwithstanding the foregoing, if the difference between the Average Stock Price for Parent Common Stock and the actual share price for Parent Common Stock as of the Effective Time would render the Merger ineligible for treatment as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, Parent may immediately prior to the Effective Time elect in writing to issue shares of Parent Common Stock pursuant to the terms of the Stock Sale Agreement as determined pursuant to Section 3.1 in lieu of cash payments thereunder as shall be the minimum required to achieve such tax treatment.

     3.2 Exchange of Certificates.

     (a) Exchange Agent. Promptly after completion of the allocation procedures set forth in Section 3.1, but prior to the Effective Time, Parent or Acquisition Sub shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock for exchange in accordance with this Article III, through the Exchange Agent, (i) certificates evidencing such number of shares of Parent Common Stock required to be delivered hereunder and (ii) cash in an amount as estimated by the Exchange Agent as necessary to pay for fractional shares (such certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto and cash, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock and cash out of the Exchange Fund in accordance with Section 3.1. The Exchange Fund shall not be used for any other purpose.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall instruct the Exchange Agent to promptly mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding shares of Company Common Stock (other than Dissenting Shares) (the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent (or, in lieu thereof, delivery to the Exchange Agent of an appropriate affidavit of loss and such other documents as may be required under Section 3.2 (i)) together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive, and shall instruct the Exchange Agent to promptly deliver, in exchange therefor (A) certificates evidencing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the shares of Company Common Stock formerly evidenced by such Certificate in accordance with Section 3.1, (B) cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to
Section 3.2(e) and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 3.2(c) (the shares of Parent Common Stock, dividends, distribu-tions and cash described in clauses (A), (B) and (C) being collectively, the "Merger Consideration") and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, a certificate evidencing the proper number of shares of Parent Common Stock and/or cash may be issued and/or paid in accordance with this Article III to a transferee if the Certificates evidencing such shares of Company Common Stock are presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration.

     (c) Parent Distribution with Respect to Unsurrendered Certificates of the Company. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock evidenced thereby, and no other part of the Merger Consideration shall be paid to any such holder, until the holder of such Certificate shall surrender such Certificate or complies with
Section 3.2(i). Subject to the effect of applicable laws, following surrender of any such Certificate or compliance with Section 3.2(i), there shall be paid to the holder of such Certificates promptly (i) the Merger Consideration and (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock. No interest shall be paid on the Merger Consideration or any dividends or other distributions.

     (d) No Further Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid upon conversion of the shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.

     (e) No Fractional Shares. (i) No certificates or scrip evidencing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. In lieu of any such fractional shares, each holder of Company Common Stock upon surrender of a Certificate for exchange pursuant to this Section 3.2 shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (a) the Average Stock Price by (b) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock then held of record by such holder).

     (ii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders of Company Common Stock subject to and in accordance with this Agreement.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for the Merger Consideration to which they are entitled.

     (g) No Liability. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock or cash (or dividends or distributions with respect thereto) from the Exchange Fund delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (h) Withholding Rights. Parent and/or the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts, if any, as Parent and/or the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent and/or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent and/or the Surviving Corporation.

     (i) Lost Certificates. In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation (which determination may be delegated to the Exchange Agent), the posting by such person of a bond in such amount as the Surviving Corporation or such Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

     Section 3.3 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. On or after the Effective Time, any certificates presented to the Exchange Agent, Parent or the Surviving Corporation for any reason shall be converted into the Merger Consideration.

     Section 3.4 Stock Options.

     (a) Effective as of immediately prior to the Effective Time, each issued and outstanding stock option granted by the Company (collectively, the "Options") will be cancelled in exchange for a payment in cash by the Surviving Corporation of an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such Option multiplied by (ii) the excess of $29.00 over the exercise price per share subject to such Option, less applicable withholding taxes. The Company will, upon the request of Parent, take all reasonable actions as may be necessary or appropriate to effect the provisions of this Section 3.4, including, without limitation, obtaining the written acknowledgment of each employee holding an Option that the payment of the amount of cash referred to hereinabove will satisfy and discharge in full the Company's and the Surviving Corporation's obligation to each employee pursuant to any such Option. To the extent practicable, Parent will endeavor to find an alternative to the foregoing that is mutually acceptable to the holders of Options, the Company and Parent.

     (b) The Company shall take such actions as are necessary to ensure that from and after the Effective Time none of the Company, the Surviving Corporation or any of their respective Subsidiaries is or will be bound by any options, warrants, rights or agreements which would entitle any person, other than Parent or its wholly owned Subsidiaries, to beneficially own, or receive any payments in respect of (other than as otherwise contemplated by Section 3.1 hereof and this Section 3.4), any capital stock of the Company or the Surviving Corporation.

     Section 3.5 Dissenting Shares. Notwithstanding any other provisions of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the GCL (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Common Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Common Stock under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration, upon surrender, in the manner provided in Section 3.2, of the certificate or certificates that formerly evidenced such shares of Company Common Stock. The Company shall give Parent prompt notice of any demands for appraisals received by the Company.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Acquisition Sub as follows:

     Section 4.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its businesses as they are now being conducted. The Company is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the businesses conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a Company Material Adverse Effect. For purposes of this Agreement, a Company Material Adverse Effect shall be a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries (as defined in Section 4.3) taken as a whole.

     Section 4.2 Company Common Stock. The Company has 150,000,000 authorized shares of Common Stock, of which 24,381,567 shares are outstanding as of January 31, 1996, all of which are or shall be validly issued and are fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 4.2 of the separate disclosure schedule executed and delivered by the Company simultaneous with the execution and delivery of this Agreement ("Company's Disclosure Schedule") or the Company SEC Reports (as defined in Section 4.5), as of the date hereof, there are no outstanding subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, or arrangements, including any right of conversion or exchange under any outstanding security, instrument or other agreement obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of the Company or obligating the Company or any subsidiary of the Company to grant, extend or enter into any such agreement or commitment except pursuant to this Agreement.

     Section 4.3 Subsidiaries. Each direct and indirect material subsidiary of the Company is set forth in Section 4.3 of the Disclosure Schedule (collectively, the "Subsidiaries"), is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of such Subsidiaries is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all such other failures, have a Company Material Adverse Effect. Except as set forth in Section 4.3 of the Disclosure Schedule, all of the outstanding shares of capital stock of each Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned directly or indirectly by the Company free and clear of any liens, claims, encumbrances, security interests, equities, charges and options of any nature whatsoever. Each then existing Subsidiary of the Company is listed in Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended April 30, 1995 (the "Company 10-K" and, together with any reports filed by Company with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the Company 10-K and prior to the date of this Agreement, the "Company 1995 Reports"). There are no outstanding subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights affecting any shares of capital stock of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement. Section 4.3 of the Company's Disclosure Schedule sets forth a list of all material corporations, partnerships, joint ventures and other business entities in which the Company or any of its Subsidiaries directly or indirectly owns an interest and such Subsidiaries' direct and indirect share, partnership or other ownership interest of each such entity.

     Section 4.4 Authority; Non-Contravention; Approvals. (a) The Company has full corporate power and authority to enter into this Agreement and, subject to Company Stockholders' Approval (as defined in Section 7.3) and the Company Required Approvals (as defined in Section 4.4(c)), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby, except for the Company Stockholders' Approval and the obtaining of the Company Required Approvals. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Acquisition Sub, constitutes a valid and legally binding agreement of the Company enforceable against it in accordance with its terms.

     (b) Except as set forth in Section 4.4(b) of the Company's Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby will not, violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or acceler-ate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or By-Laws of the Company or any of its Subsidiaries, (ii) subject to obtaining the Company Required Approvals, the receipt of the Company Stockholders' Approval, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company or any of its Subsidiaries is now a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, excluding from the foregoing clauses (ii) and (iii) such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a Company Material Adverse Effect.

     (c) Except for (i) the filings by the Company required by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing of the Proxy Statement (as hereinafter defined) with the SEC pursuant to the Exchange Act, and the Securities Act of 1933, as amended (the "Securities Act"), and the declaration of the effectiveness thereof by the SEC and filings with various blue sky authorities, (iii) the making of the Merger Filing with the Secretary of State of the State of Delaware in connection with the Merger and (iv) any approval required to transfer liquor licenses (the filings and approvals referred to in clauses (i) through (iv) are collectively referred to as the "Company Required Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for such declarations, filings, registrations, notices, authorizations, consents or approvals the failure of which to make or obtain, as the case may be, will not, in the aggregate, have a Company Material Adverse Effect.

     Section 4.5 Reports and Financial Statements. Since April 30, 1995, the Company and each of its Subsidiaries required to make filings under the Securities Act, the Exchange Act and applicable state laws and regulations, as the case may be, have filed all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by them under each of the Securities Act, the Exchange Act, applicable laws and regulations of the Company's and its Subsidiaries' jurisdictions of incorporation and the respective rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. The Company will deliver to Parent true and complete copies of its (a) Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed by the Company or any of its Subsidiaries with the SEC until the date hereof, (b) proxy and information statements relating to all meetings of its stockholders (whether annual or special) and actions by written consent in lieu of a stockholders' meeting until the date hereof and (c) all other reports or registration statements filed by Company or its Subsidiaries with the SEC until the date hereof (collectively, the "Company SEC Reports"), and (d) audited consolidated financial statements for the fiscal year ended April 30, 1995 and its unaudited consolidated financial statements for the six months ended October 31, 1995 (the "Six Month Company Financial Statements") (collectively the "1995 Company Financial Statements"). As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of the Company included in the Company SEC Reports and the 1995 Company Financial Statements (collectively, the "Company Financial Statements") fairly present the financial position of the Company and its Subsidiaries as of the dates thereof and the results of their operations and cash flows for the periods then ended in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto), subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

     Section 4.6 Absence of Undisclosed Liabilities. Except as set forth in
Section 4.6 of the Company's Disclosure Schedule or in the Company 1995 Reports, neither the Company nor any of its Subsidiaries had at October 31, 1995, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies (a) which are accrued or reserved against in the 1995 Company Financial Statements or reflected in the notes thereto or (b) which were incurred after October 31, 1995, and were incurred in the ordinary course of business and consistent with past practices and, in either case, except for any such liabilities, obligations or contingencies which (i) would not, in the aggregate, have a Company Material Adverse Effect, (ii) have been discharged or paid in full prior to the date hereof or (iii) would not be required to be disclosed in the Company's financial statements or the notes thereto.

     Section 4.7 Absence of Certain Changes or Events. Except as set forth in
Section 4.7 of the Company's Disclosure Schedule or in the Company 1995 Reports, since October 31, 1995 there has not been any material adverse change in the business, financial condition or the results of operations of the Company and its Subsidiaries, taken as a whole that would result in a Company Material Adverse Effect and the Company and its Subsidiaries have in all material respects conducted their respective businesses in the ordinary course consistent with past practice.

     Section 4.8 Litigation. Except as disclosed in the Company 1995 Reports, the 1995 Company Financial Statements, or Section 4.8 of the Company's Disclosure Schedule, (a) there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened, nor to the knowledge of the Company are there any investigations or reviews pending or threatened, against, relating to or affecting the Company or any of its Subsidiaries, which, if adversely determined, is reasonably likely to have a Company Material Adverse Effect; (b) there have not been any developments since October 31, 1995 with respect to such claims, suits, actions, proceedings, investigations or reviews which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect; and (c) except as contemplated by the Company Required Approvals, neither the Company nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or is reasonably likely to have a Company Material Adverse Effect.

     Section 4.9 Proxy Statement. The proxy statement to be distributed in connection with the Company Stockholders' Meeting (the "Proxy Statement") and which shall be included in the Registration Statement (as hereinafter defined) will not at the time of the mailing of the Proxy Statement and any amendment or supplement thereto (unless the same is corrected prior to the Company Stockholders' Meeting), and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier filing with the SEC of such Proxy Statement or any amendment or supplement thereto or any earlier communication to stockholders of the Company with respect to the transactions contemplated by this Agreement. The Proxy Statement will comply as to form in all material respects with all applicable laws, including the provisions of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, no representation is made by the Company with respect to information supplied by Parent or Acquisition Sub or their representatives specifically for inclusion in the Proxy Statement.

     Section 4.10 No Violation of Law. Except as set forth in Section 4.10 of the Company's Disclosure Schedule or the Company SEC Reports, neither the Company nor any of its Subsidiaries is in violation of, or, to the knowledge of the Company, is under investigation with respect to or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance, or judgment of any governmental or regulatory body or authority, except for violations which in the aggregate do not have a Company Material Adverse Effect. The Company and its Subsidiaries have all material governmental permits, licenses, franchises and other governmental authorizations, consents and approvals (the "Company Government Approvals") necessary to conduct their businesses as presently conducted, except Company Required Approvals and those which the failure to obtain would not in the aggregate have a Company Material Adverse Effect, and all such Company Government Approvals shall continue in full force and effect after the Merger, except to the extent of such Company Government Approvals which would be effected by the occurrence of the Merger.

     Section 4.11 Compliance with Agreements. Except as disclosed in the Company 1995 Reports, the Company 1995 Financial Statements or Section 4.11 of the Company's Disclosure Schedule, the Company and each of its Subsidiaries are not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party (or both), could result in a default under, (i) the respective charters or by-laws of the Company or any of its Subsidiaries or
(ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which the Company or any of its Subsidiaries is a party or by which any of them is bound or to which any of their property is subject, which breaches, violations and defaults, in the case of clause (ii) of this Section 4.11 would have, in the aggregate, a Company Material Adverse Effect.

     Section 4.12 State Takeover Statutes. The Board of Directors of the Company has approved the Merger.

     Section 4.13 Vote Required. The affirmative vote of the holders of a majority of the outstanding Company Common Stock is the only vote of the holders of any class or series of Company capital stock necessary to approve the Merger.

     Section 4.14 Intention of 5% Stockholders. There is no plan or intention by the stockholders of the Company who own 5 percent or more of the Company Common Stock, and to the best of the knowledge of the management of the Company there is no plan or intention on the part of the remaining stockholders of the Company to sell, exchange or otherwise dispose of a number of shares of Parent Common Stock received in the Merger that would reduce the Company stockholder's ownership of Parent Common Stock to a number of shares having a value (based on the Average Stock Price) of less than 40 percent of the sum of such value plus the amount of cash received by the stockholders of the Company in the Merger. For purposes of this representation, shares of the Company Common Stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Parent Common Stock will be treated as outstanding Company Common Stock on the date of the Merger. Moreover, shares of Company Common Stock and shares of Parent Common Stock held by the Company stockholders and otherwise sold, redeemed, or disposed of subsequent to the Merger will be considered in making this representation.

                                    ARTICLE V

          REPRESENTATIONS AND WARRANTIES OF ACQUISITION SUB AND PARENT

     Acquisition Sub and Parent hereby jointly and severally represent and warrant to the Company as follows:

     Section 5.1 Organization and Qualification. Acquisition Sub and Parent are each corporations duly organized, validly existing and in good standing under the laws of their states of incorporation and have the requisite corporate power and authority to own, lease and operate their assets and properties and to carry on their businesses as they are now being conducted. Acquisition Sub and Parent are each qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by each or the nature of the businesses conducted by each makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have a Parent Material Adverse Effect. For purposes of this Agreement, a Parent Material Adverse Effect shall be a material adverse effect on the business, financial condition or results of operations of Parent and its subsidiaries taken as a whole. Parent directly owns and has the power to vote all of the outstanding capital stock of Acquisition Sub, and, as the sole stockholder of Acquisition Sub, has approved this Merger Agreement and the transactions contemplated hereunder.

     Section 5.2 Parent Common Stock. Parent has 50,000,000 authorized shares of Common Stock, of which 37,064,909 shares are outstanding as of December 31, 1995. Acquisition Sub holds, or by the Effective Time shall hold, a number of shares of Parent Common Stock sufficient to convert all Company Common Stock to Parent Common Stock pursuant to Article III and the Sale Agreement, all of which are or shall be validly issued and are fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 5.2 of the separate disclosure schedule executed and delivered by Parent and Acquisition Sub simultaneous with the execution and delivery of this Agreement ("Parent's Disclosure Schedule") or in Parent's Annual Report on Form 10-K for the year ended December 31, 1994 and the exhibits and schedules thereto (the "Parent 10-K" and, together with any reports filed by Parent with the SEC under the Exchange Act after the Parent 10-K and prior to the date of this Agreement, the "Parent 1995 Reports") or any of the Parent 1995 Reports, as of the date hereof, there are no outstanding subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies and other commitments, understandings, restrictions and arrangements, including any right of conversion or exchange under any outstanding security, instrument or other agreement obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Parent or obligating Parent or any subsidiary of Parent to grant, extend or enter into any such agreement or commitment except pursuant to this Agreement. The shares of Parent Common Stock to be issued to stockholders of the Company in the Merger will be at the Effective Time duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

     Section 5.3 Authority; Non-Contravention; Approvals. (a) Parent and Acquisition Sub have full corporate power and authority to enter into this Agreement and subject to obtaining the Parent Required Approvals (as hereinaf-ter defined), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby have been duly authorized by Parent's and Acquisition Sub's Boards of Directors, and no other corporate proceedings on the part of Parent and Acquisition Sub are necessary to authorize the execution and delivery of this Agreement and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby except for the obtaining of the Parent Required Approvals. This Agreement has been duly and validly executed and delivered by Parent and Acquisition Sub, and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and legally binding agreement of Parent and Acquisition Sub enforceable against them in accordance with its terms.

     (b) Except as set forth in Section 5.3(b) of Parent's Disclosure Schedule, the execution and delivery of this Agreement by Parent and Acquisition Sub does not, and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby will not, violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or Acquisition Sub or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or By-Laws of Parent or any of its subsidiaries, (ii) subject to obtaining the Parent Required Approvals, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Parent or any of its subsidiaries or any of their respective properties or assets, and (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Parent or any of its subsidiaries is now a party or by which Parent or any of its subsidiaries or any of their respective properties or assets may be bound or affected, excluding from the foregoing clauses (ii) and (iii) such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, have a Parent Material Adverse Effect.

     (c) Except for (i) the filings by Parent, Acquisition Sub and the Company required by Title II of the HSR Act, (ii) the filing of the Registration Statement (as hereinafter defined) with the SEC pursuant to the Securities Act, and the declaration of the effectiveness thereof by the SEC and filings with various blue sky authorities, (iii) the making of the Merger Filing with the Secretary of State of the State of Delaware in connection with the Merger and
(iv) the listing with the New York Stock Exchange of the additional shares of Parent Common Stock to be issued in the Merger (the filings and approvals referred to in clauses (i) through (iv) are collectively referred to as the "Parent Required Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Parent or Acquisition Sub or the consummation by Parent or Acquisition Sub of the transactions contemplated hereby, other than such filings, registrations, authorizations, consents or approvals the failure of which to make or obtain, as the case may be, will not, in the aggregate, have a Parent Material Adverse Effect.

     Section 5.4 Reports and Financial Statements. Since December 31, 1994, Parent and each of its subsidiaries required to make filings under the Securities Act, the Exchange Act and applicable state laws and regulations, as the case may be, have filed all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by them under each of the Securities Act, the Exchange Act, applicable laws and regulations of Parent's and its subsidiaries' jurisdictions of incorporation and the respective rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. Parent will deliver to the Company true and complete copies of its (a) Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed by Parent or any of its subsidiaries with the SEC from December 31, 1994 until the date hereof, (b) proxy and information statements relating to all meetings of its shareholders (whether annual or special) and actions by written consent in lieu of a shareholders' meeting from December 31, 1994 until the date hereof and (c) all other reports or registration statements filed by Parent or its subsidiaries with the SEC from December 31, 1994, until the date hereof (collectively, the "Parent SEC Reports") and (d) audited consolidated financial statements of Parent for the fiscal year ended December 31, 1994 and its unaudited consolidated financial statements for the nine months ended September 30, 1995 (the "1995 Parent Financial Statements"). As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Reports and the 1995 Parent Financial Statements (collectively, the "Parent Financial Statements") fairly present the financial position of Parent and its subsidiaries as of the dates thereof and the results of their operations and cash flows for the periods then ended in conformity with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein.

     Section 5.5 Absence of Undisclosed Liabilities. Except as set forth in
Section 5.5 of Parent's Disclosure Schedule or in the Parent 1995 Reports, neither Parent nor any of its Subsidiaries had at September 30, 1995, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies (a) which are accrued or reserved against in the 1995 Parent Financial Statements or reflected in the notes thereto or (b) which were incurred after September 30, 1995, and were incurred in the ordinary course of business and consistent with past practices and, in either case, except for any such liabilities, obligations or contingencies which (i) would not, in the aggregate, have a Parent Material Adverse Effect, (ii) have been discharged or paid in full prior to the date hereof or (iii) would not be required to be disclosed in the Parent's financial statements or the notes thereto.

     Section 5.6 Absence of Certain Changes or Events. Except as set forth in
Section 5.6 of Parent's Disclosure Schedule or in the Parent 1995 Reports, since September 30, 1995, there has not been any material adverse change in the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole that would result in a Parent Material Adverse Effect, and Parent and its subsidiaries have in all material respects conducted their respective businesses in the ordinary course consistent with past practice.

     Section 5.7 Registration Statement. The Prospectus forming part of the Registration Statement on Form S-4 to be filed under the Securities Act with the SEC by Parent for the purpose of registering the shares of Parent Common Stock to be issued in the Merger or the Sale Agreement (the "Registration Statement") will not at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that in the event of such untrue statement or omission, Parent shall timely file with the SEC an amendment or supplement correcting such untrue statement or omission prior to the Effective Time. The Registration Statement will comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, no representation is made by Parent with respect to information supplied by the Company or its representatives specifically for inclusion therein.

     Section 5.8 No Violation of Law. Except as disclosed in the Parent 1995 Reports or set forth in Section 5.8 of Parent's Disclosure Schedule, neither Parent nor any of its Subsidiaries is in violation of, or, to the knowledge of Parent, is under investigation with respect to or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance, or judgment of any governmental or regulatory body or authority, except for violations which in the aggregate do not have a Parent Material Adverse Effect. Parent and its subsidiaries have all material governmental permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted, except those which the failure to obtain would not, in the aggregate have a Parent Material Adverse Effect.

     Section 5.9 Litigation. Except as disclosed in the Parent 1995 Reports, the 1995 Parent Financial Statements, or Section 5.9 of the Parent's Disclosure Schedule, (a) there are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened, nor to the knowledge of Parent are there any investigations or reviews pending or threatened, against, relating to or affecting the Parent or any of its subsidiaries, which, if adversely determined, could have a Parent Material Adverse Effect; (b) there have not been any developments since September 30, 1995 with respect to such claims, suits, actions, proceedings, investigations or reviews which individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect; and
(c) except as contemplated by the Parent Required Approvals, neither Parent nor any of its subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby or is reasonably likely to have a Parent Material Adverse Effect.

     Section 5.10 Compliance with Agreements. Except as disclosed in the Parent 1995 Reports, the Parent 1995 Financial Statements or Section 5.10 of the Parent's Disclosure Schedule, Parent and each of its subsidiaries are not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party (or both), could result in a default under, (i) the respective charters or by-laws of the Parent or any of its subsidiaries or (ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which Parent or any of its subsidiaries is a party or by which any of them is bound or to which any of their property is subject, which breaches, violations and defaults, in the case of clause (ii) of this Section 5.10 would have, in the aggregate, a Parent Material Adverse Effect.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

     Section 6.1 Conduct of Business by the Company Pending the Merger. Except as set forth in Section 6.1 of the Company's Disclosure Schedule or as otherwise contemplated by this Agreement, after the date hereof and prior to the Effective Time or earlier termination of this Agreement, unless Parent shall otherwise agree in writing (it being agreed, however, that Company shall be solely responsible for its operations and those of its Subsidiaries in accordance with the provisions of this Agreement), the Company shall and shall cause each of its Subsidiaries to:

          (a) conduct their respective businesses in the ordinary and usual course of business and consistent with past practice;

          (b) not (i) amend or propose to amend their respective charters or by-laws; (ii) split, combine or reclassify their outstanding capital stock or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise; or (iii) knowingly take any action which would result in a failure to maintain the trading of Company Common Stock on the New York Stock Exchange;

          (c) not (i) authorize the issuance of, or issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, (ii) sell (including, without limitation, by sale/leaseback), pledge, dispose of, license or encumber any material assets (including without limitation intellectual property), or any interests therein, other than in the ordinary course of business and consistent with past practice; (iii) redeem, purchase, acquire or offer to purchase or acquire any (x) shares of its capital stock, other than in accordance with the governing terms of such securities or (y) long-term debt, other than as required by the governing instruments relating thereto; or (iv) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

          (d) use their best efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with suppliers, distributors, customers, and others having business relationships with them;

          (e) confer on a regular and frequent basis with one or more representatives of Parent to discuss operational matters of materiality and the general status of ongoing operations;

          (f) promptly notify Parent of any significant changes in the business, financial condition or results of operations of the Company or its Subsidiaries taken as a whole;

          (g) not acquire, or publicly propose to acquire, all or any substantial part of the business and properties or capital stock of any person not a party to this Agreement, whether by merger, purchase of assets, tender offer or otherwise;

          (h) not, directly or indirectly, through any officer, director, employee, representative, agent, or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act) or entity relating to any acquisition or purchase of all or (other than in the ordinary course of business) any portion of the assets of, or any equity interest in, or any merger or other business combination with, the Company or any of its Subsidiaries (collectively, a

     "Company Acquisition Transaction"); provided, however, that the Company or any of its Subsidiaries may furnish information pursuant to an unsolicited offer if counsel to the Company advises the Board of Directors of the Company or any of its Subsidiaries that the failure to take such action or actions might reasonably subject the Company's or any of its subsidiary's directors to liability for breach of their fiduciary duties and the Company's financial advisors advise the Board that the consideration to be paid pursuant to said unsolicited offer is greater than that to be received by the Company's stockholders pursuant to this Agreement and said offeror has the necessary financial capability to effect such transaction; and provided, further, however, (a) following receipt of a bona fide unsolicited written offer to consummate a Company Acquisition Transaction, the Company may take and disclose to the Company's stockholders the position of the Board of Directors of the Company contemplated by Rule 14e-2 under the Exchange Act or otherwise make appropriate disclosures to its stockholders, (b) the Company may furnish or cause to be furnished information concerning its business, properties or assets to a bona fide third party on terms substantially similar to those set forth in the Confidentiality Agreement, and (c) the Company may engage in discussions or negotiations with a third party concerning a Company Acquisition Transaction. In the event the Company shall determine to provide any information as described above, or shall receive any offer relating to a Company Acquisition Transaction, it shall promptly notify the Parent as to the fact that information is to be provided or that an offer relating to a Company Acquisition Transaction has been received and shall furnish to the Parent the identity of the recipient of information or the proponent of such Company Acquisition Transaction if applicable, and, if an offer or proposal regarding a Company Acquisition Transaction has been received, a description of the material terms thereof. The Company may enter into a definitive agreement for a Company Acquisition Transaction meeting the requirements set forth above with the offeror with which it is permitted to negotiate pursuant to this Section 6.1(h), provided that at least two business days prior to the Company's execution thereof the Company shall have notified the Parent in writing indicating the Company's intent to enter into such agreement and describing all of the material terms of such agreement. Concurrently with the execution of such a definitive agreement, the Company may terminate this Agreement.

          (i) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees;

          (j) not adopt, enter into or amend any bonus, profit sharing, compensation (except ordinary course salary adjustments consistent with historic practice), stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law occurring after the date hereof, except with the prior written approval of Parent;

          (k) maintain with financially responsible insurance companies, insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice;

          (l) not enter into any material arrangement, agreement, or contract with any third party (other than customers in the ordinary course of business) which provides for an exclusive arrangement with that third party or is substantially more restrictive on the Company or substantially less advantageous to the Company than arrangements, agreements, or contracts existing on the date hereof;

          (m) not establish any new lines of credit or other credit facilities or incur any indebtedness other than pursuant to existing credit facilities except for trade liabilities incurred in the ordinary course of business; and

          (n) not agree in writing, or otherwise, to take any of the foregoing actions or any other action which would make any representation or warranty contained in Article IV untrue or incorrect in any material respect as of the time of the Closing.

                                   ARTICLE VII

                              ADDITIONAL AGREEMENTS

     Section 7.1 Access to Information. (a) The Company and its Subsidiaries shall afford to Parent and Acquisition Sub and its accountants, counsel, and other representatives full access during normal business hours throughout the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records

(including, but not limited to, tax returns) and to their customers, vendors, employees, consultants and professional advisors and, during such period, shall furnish promptly to Parent and Acquisition Sub (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or the HSR Act or filed or received by any of them with or from the SEC, Federal Trade Commission ("FTC") or Department of Justice ("DOJ") and (ii) all other information concerning their respective businesses, properties and personnel as Acquisition Sub may reasonably request; provided, however, that no investigation pursuant to this
Section 7.1(a) shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Parent agrees that it shall only contact vendors of the Company after consultation with the Company, and the Company agrees to consult freely with the Parent with respect thereto. The Company and its Subsidiaries shall promptly advise Parent and Acquisition Sub in writing of any change or occurrence of any event after the date of this Agreement having, or which, insofar as can reasonably be foreseen, in the future is likely to have, a Company Material Adverse Effect.

     (b) Parent and its subsidiaries shall afford to the Company and its accountants, counsel and other representatives full access during normal business hours throughout the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records (including, but not limited to, tax returns) and, during such period, shall furnish promptly to Company (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or the HSR Act or filed or received by any of them with or from the SEC, FTC or DOJ and (ii) all other information concerning their respective businesses, properties and personnel as the Company may reasonably request; provided, however, that no investigation pursuant to this Section 7.1(b) shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Parent and its Subsidiaries shall promptly advise the Company in writing of any change or occurrence of any event after the date of this Agreement having, or which, insofar as can reasonably be foreseen, in the future is likely to have, a Parent Material Adverse Effect.

     (c) Any information received pursuant to Sections 7.1(a) and 7.1(b) above shall be considered Information (as defined in the letter agreement dated December 5, 1995 (the "Confidentiality Agreement"), between Parent and the Company), and such information shall be held in confidence by Parent, Acquisition Sub and the Company in accordance with the terms of the Confidentiality Agreement.

     Section 7.2 Registration Statement and Proxy Statement. Parent shall prepare and file with the SEC as soon as reasonably practicable after the date hereof the Registration Statement (in which the Proxy Statement shall be included) and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. The Company shall prepare and file with the SEC as soon as reasonably practicable after the date hereof the Proxy Statement. Parent shall also take any action required to be taken under applicable state blue sky or securities laws in connection with the issuance of Parent Common Stock in the Merger; provided, however, that with respect to such blue sky qualifications neither Parent nor the Company shall be required to register or qualify as a foreign corporation or to take any action which would subject it to service of process in any jurisdiction (other than Delaware) where any such entity is not now so subject, except as to matters and transactions relating to or arising solely from the offer and sale of Parent Common Stock. Parent and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preceding sentence. The information provided and to be provided by Parent and the Company, respectively, (and by their auditors, attorneys, financial advisors or other consultants or advisors) to the other for use in the Registration Statement and Proxy Statement shall be true and complete in all material respects without omission of any material fact which is required to make such information not false or misleading as of the date the Registration Statement becomes effective, the date of the Proxy Statement and the Effective Time. The Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of the Merger, unless otherwise necessary due to the applicable fiduciary duties of the directors of the Company, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel).

     Section 7.3 Stockholders' Approval. The Company shall promptly submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at a stockholder meeting (the "Company Stockholders' Meeting") to be held as soon as practicable after the Registration Statement is declared effective by the SEC and, subject to the fiduciary duties of the Board of Directors of the Company under applicable law, shall use its best efforts to obtain stockholder approval (the "Company Stockholders' Approval") of this Agreement and the transactions contemplated hereby in accordance with Section 4.13. Subject to the fiduciary duties of the Board of Directors of the Company under applicable law, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel, the Company shall, through its Board of Directors, recommend to its stockholders approval of this Agreement and the transactions contemplated by this Agreement.

     Section 7.4 The New York Stock Exchange. Parent shall use its best efforts to obtain the listing on the New York Stock Exchange, at or before the Effective Time, of the additional shares of Parent Common Stock to be issued pursuant to the Merger.

     Section 7.5 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided, however that all costs and expenses relating to printing, filing and mailing the Registration Statement, the Proxy Statement and any other filings with the SEC and all SEC and other regulatory filing fees incurred in connection with such filings shall be borne equally by the Company and Parent.

     Section 7.6 Agreement to Cooperate. Subject to the terms and conditions provided in this Agreement and applicable law, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals and SEC "no-action" letters (including, but not limited to, required approvals under applicable Delaware state laws and regulations), to effect all necessary registrations and filings (including, but not limited to, filings under the HSR Act) and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible). Each party hereto agrees to allow the other to review each regulatory filing made by such party prior to the filing thereof during the term of this Agreement.

     Section 7.7 Public Statements. The parties shall release a mutually agreed upon press release immediately upon the signing of this Agreement. None of the parties hereto shall issue any press release or make any other public statements, in each case relating to or connected with or arising out of this Agreement or the matters contained therein, without obtaining the prior written approval of the other parties to the contents and the manner of presentation and publication thereof, provided, however, that nothing herein shall prevent any party from making any disclosures required by applicable law or regulation (including regulation of the SEC and the NYSE).

     Section 7.8 Indemnification of Certain Officers and Directors. To the extent permitted by applicable law, Parent and Acquisition Sub agree that all rights to indemnification from the Company or any Subsidiary of the Company now existing in favor of the directors, officers, employees or agents of the Company and any Subsidiary of the Company as provided in their respective certificates of incorporation or charters, as the case may be, or by-laws, as in effect on the date of this Agreement, shall survive the Merger and shall continue in full force and effect and be honored by Parent, Acquisition Sub and the Surviving Corporation for a period of not less than five years from the Effective Time; provided, however, that in the event any claim or claims are asserted or made within such five-year period, all such rights shall continue until final disposition of any such claim or claims.

     Section 7.9 Tax Treatment. Each of Parent, Acquisition Sub and the Company will use its reasonable best efforts to cause the Forward Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code.

                                  ARTICLE VIII

                                   CONDITIONS

     Section 8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of the Company pursuant to Section 4.13;

          (b) The shares of Parent Common Stock issuable in the Merger shall have been authorized for listing on the New York Stock Exchange;

          (c) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and no additional requirements relating thereto shall be applicable;

          (d) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect;

          (e) No preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use all reasonable efforts to have any such injunction, order or decree lifted);

          (f) No action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state, federal or foreign government or governmental agency which would prevent the consummation of the Merger; and

          (g) All governmental consents and approvals legally required for the consummation of the Merger and the transactions contemplated hereby, including, without limitation, approval (if required) by the DOJ, FTC and the SEC, shall have been obtained and be in effect at the Effective Time on terms and conditions that would not have a material adverse effect on the Surviving Corporation.

     Section 8.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

          (a) Acquisition Sub and Parent shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Effective Time and the representations and warranties of Acquisition Sub and Parent contained in this Agreement shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Effective Time as if made on and as of such date, except as contemplated or permitted by this Agreement and except those which in the aggregate do not result in a Parent Material Adverse Effect, and the Company shall have received a certificate of the President or the Chief Financial Officer of each of Acquisition Sub and Parent to that effect;

          (b) The Company shall have received an opinion addressed to the Company from Stroock & Stroock & Lavan, counsel to Parent and Acquisition Sub, or other counsel reasonably acceptable to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date;

          (c) Since the date hereof, no Parent Material Adverse Effect shall have occurred;

          (d) Parent shall have deposited the Parent Common Stock and cash into the Exchange Fund in accordance with Section 3.2(a); and

          (e) Parent shall have delivered to the Company at or prior to the Effective Time such other documents (including certificates of officers of Parent) as the Company may reasonably request in order to enable the Company to determine whether the conditions to its obligations under this Agreement have been met and otherwise to carry out the provisions of this Agreement.

          (f) The Closing of the Stock Sale Agreement.

     Section 8.3 Conditions to Obligation of Parent and Acquisition Sub to Effect the Merger. The obligation of Parent and Acquisition Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the additional following conditions:

          (a) The Company shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Effective Time and the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Effective Time as if made on and as of such date, except as contemplated or permitted by this Agreement and except those which in the aggregate do not result in a Company Material Adverse Effect, and Parent and Acquisition Sub shall have received a Certificate of the President and the Chief Financial Officer of the Company to that effect;

          (b) Parent and Acquisition Sub shall have received an opinion from Gibson, Dunn & Crutcher, counsel to the Company, or other counsel reasonably acceptable to Parent and Acquisition Sub, in form and substance reasonably satisfactory to Parent and Acquisition Sub, dated the Closing Date;

          (c) Since the date hereof, no Company Material Adverse Effect shall have occurred;

          (d) The number of Dissenting Shares shall not exceed 7.5% of the Company Common Stock outstanding.

          (e) There shall have been no material breach by the Sellers under the Sale Agreement; and

          (f) The Company shall have delivered to Parent at or prior to the Effective Time such other documents (including certificates of officers of the Company) as Parent may reasonably request in order to enable Parent to determine whether the conditions to its obligations under this Agreement have been met and otherwise to carry out the provisions of this Agreement.

                                   ARTICLE IX

                        TERMINATION, AMENDMENT AND WAIVER

     Section 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company or Acquisition Sub:

          (a) by mutual written consent of Acquisition Sub and the Company; or

          (b) by either Acquisition Sub or the Company if (i) the Merger shall not have been consummated on or before September 30, 1996 (the "Termination Date"), (ii) the requisite vote of the stockholders of the Company to approve this Agreement pursuant to Section 8.1(a) and the transactions contemplated hereby shall not be obtained at the Company Stockholders' Meeting, or any adjournments thereof, (iii) any governmental or regulatory body, the consent of which is a condition to the obligations of Acquisition Sub and the Company to consummate the transactions contemplated hereby, shall have determined not to grant its consent and any appeals of such determination shall have been taken and have been unsuccessful or such body shall have imposed conditions or limitations on its consent that would have a material adverse effect on the Surviving Corporation and any appeals from such imposition shall have been taken and have been unsuccessful, or (iv) any court of competent jurisdiction in the United States, or any state or any country in which there is a subsidiary of the Company, shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable; or

          (c) by Acquisition Sub (i) if the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Acquisition Sub its approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby or shall have failed to reaffirm such approval or recommendation upon Acquisition Sub's request, or shall have resolved to do any of the foregoing, (ii) if the Company or any of the other persons or entities described in Section 6.1(c) or 6.1(h) shall take any of the actions that would be proscribed by Section 6.1(c) or 6.1(h) but for the proviso therein allowing certain actions to be taken if required by fiduciary duty upon advice of counsel, (iii) if there has been (x) a material breach of any covenant or agreement herein on the part of the Company which has not been cured or adequate assurance of cure given, in either case within 15 business days following receipt of notice of such breach, or (y) a representation or warranty of the Company herein is or becomes untrue or incorrect in a material respect which representation or warranty by its nature cannot be made true and correct in all material respects prior to the Termination Date or is not made true and correct prior to the Termination Date, unless in either case, the material breach or the untrue or incorrect representation or warranty does not result in a Company Material Adverse Effect or (iv) if (x) in accordance with Section 6.1(h) hereof the Company enters into an agreement with any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent or Acquisition Sub whereby such entity or group would directly or indirectly acquire all or any substantial part of the assets or capital stock of the Company, whether by merger, share exchange, purchase of assets, consolidation, tender offer or otherwise or (y) any third party commences a tender or exchange offer for 25% or more of the Company's Common Stock and the Company's Board of Directors does not recommend, or ceases to recommend, to the Company's stockholders that they reject such offer;

          (d) by the Company if there has been (x) a material breach of any covenant or agreement herein on the part of Acquisition Sub or Parent which has not been cured or adequate assurance of cure given, in either case within 15 business days following receipt of notice of such breach or (y) a representation or warranty of Parent or

     Acquisition Sub herein is or becomes untrue or incorrect in a material respect which representation or warranty by its nature cannot be made true and correct in all material respects prior to the Termination Date or is not made true and correct prior to the Termination Date, unless in either case, the material breach or the untrue or incorrect representation or warranty does not result in a Parent Material Adverse Effect; or

          (e) by the Company pursuant to Section 6.1(h).

     Section 9.2 Effect of Termination.

     (a) In the event of termination of this Agreement by either Parent, Acquisition Sub or the Company as provided in Section 9.1 or any breach of any party or any failure of condition giving rise to a right to terminate this Agreement, there shall be no liability on the part of either the Company or Parent or Acquisition Sub or their respective officers or directors except as set forth in this Section 9.2.

     (b) If this Agreement is terminated as a result of or pursuant to the provisions of Section 6.1(h), then the Company shall pay to Parent promptly after termination in cash a fee equal to 50% of the excess consideration received in such Company Acquisition Transaction over the amount set forth in this Agreement, subject to a maximum payment of $.75 per share of Company Common Stock.

     Section 9.3 Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto.

     Section 9.4 Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that waiver of compliance with any agreements or conditions herein shall not limit the parties' obligations to comply with all other agreements or conditions herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of each of the parties.

                                    ARTICLE X

                               GENERAL PROVISIONS

     Section 10.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement shall survive the Merger, except for the agreements contained in this Section 10.1,
Article III, and in Sections 2.2, 7.1(c), 7.5, 7.7, 7.8, and Article IX. This
Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger.

     Section 10.2 Brokers. The Company represents and warrants that, except for its investment banking firm, Bear, Stearns & Co. Inc., whose fee arrangement has been disclosed to Parent prior to the date hereof, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Acquisition Sub and Parent represent and warrant that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Acquisition Sub.

     Section 10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)  If to Acquisition Sub or Parent, to:
               Tosco Corporation
                 72 Cummings Point Road
                 Stamford, CT 06902
                 Attn: Wilkes McClave

               with a copy to:

               Stroock & Stroock & Lavan
                 7 Hanover Square
                 New York, NY 10004
                 Attn: Martin H. Neidell

          (b)  If to the Company, to:

               The Circle K Corporation
                 3003 N. Central Avenue
                 Phoenix, AZ 85012
                 Attn: Gehl Babinec

               with a copy to:

               Gibson, Dunn & Crutcher
                 200 Park Avenue
                 New York, NY
                 Attn: Charles Marquis

     Section 10.4 General Terms. The following definitions shall apply to the extent not otherwise defined, or used in capitalized form, in this Agreement:

          (a) The terms "agreements" and "contracts" shall include any contract, purchase or sales order, franchise, insurance policy, license, undertaking, arrangement, understanding, commitment, document, lease, sublease, deed, mortgage plan, plan, indenture, bill of sale, assignment, proxy, voting trust or other agreement or instrument.

          (b) The term "approval" shall include any consent, waiver, license, permit, certificate or authorization.

          (c) The term "breach" shall include any default, event of default or event, occurrence, condition or act which, with notice or lapse of time or both, would constitute a breach, default, or event of default or give the other party or parties a right to accelerate any obligation under the applicable agreement.

          (d) The term "governmental authority" means any agency, instrumentality, department, commission, court, tribunal or board of any government, whether foreign or domestic and whether national, federal, state, provincial or local.

          (e) The term "law" shall mean, unless specifically stated otherwise herein, laws, rules, regulations, codes, orders, ordinances, judgments, injunctions, decrees and government policies.

          (f) The terms "liability" and "liabilities" shall include any direct or indirect indebtedness, claim, loss, damage, penalty, deficiency (including deferred income tax and other net tax deficiencies), cost, expense, obligation, duties or guarantee, whether accrued, absolute, or contingent, known or unknown, fixed or unfixed, liquidated or unliquidated, matured or unmatured or secured or unsecured.

          (g) The term "person" shall include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization and a government or other legal body thereof.

          (h) The term "subsidiary" shall include each entity controlled by the Company or Parent, as the case may be.

          (i) The term "transfer" shall include any sale, pledge, gift, assignment, conveyance, lease or disposition and the term "transferred" shall include sold, pledged, gave, assigned, conveyed, leased or disposed of.

     Section 10.5 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     Section 10.6 Miscellaneous. This Agreement (including the documents and instruments referred to herein) (a) together with the Confidentiality Agreement, constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; (b) is not intended to confer upon any other person any rights or remedies hereunder; (c) shall not be assigned by operation of law or otherwise; and (d) shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware (without giving effect to the provisions thereof relating to conflicts of law) and service of process may be made upon any party by using the notification procedure set forth in Section 10.3; (e) references to Exhibits and Schedules shall be references to the exhibits of, and schedules to, this Agreement. Such Exhibits and Schedules form an integral part of this Agreement and are hereby incorporated in this Agreement. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

     Section 10.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     Section 10.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under this Agreement.

     IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.


                                      TOSCO CORPORATION

                                      By:  /s/THOMAS D. O'MALLEY
                                         ----------------------------------
                                          Chairman of the Board, President
                                             and Chief Executive Officer



                                      TOSCO ACQUISITION SUB, INC.

                                      By:  /s/WILKES McCLAVE
                                         ----------------------------------
                                                  Vice President



                                      THE CIRCLE K CORPORATION

                                      By:  /s/JOHN F. ANTIOCO
                                         ----------------------------------
                                          Chairman of the Board, President
                                             and Chief Executive Officer

                             SCHEDULE 1 TO ANNEX II

                 Schedule 1, as updated, is included on page 27
                       in the Proxy Statement-Prospectus.

                                                                        ANNEX II
                                                               February 16, 1996

Board of Directors
The Circle K Corporation
3003 N. Central Avenue
Phoenix, AZ 85012

     ATTENTION: John F. Antioco, Chief Executive Officer

Dear Sirs:

     We understand that pursuant to an Agreement and Plan of Merger dated as of February 16, 1996 (the "Merger Agreement") among The Circle K Corporation ("Circle K"), Tosco Corporation ("Tosco") and Tosco Acquisition Sub, a newly formed, wholly-owned subsidiary of Tosco and a Stock Sale Agreement dated as of February 16, 1996 (the "Stock Sale Agreement") between Tosco and certain shareholders of Circle K affiliated with Investcorp S.A. (the "Investcorp Group"), Circle K and Tosco intend to consummate a transaction in which (i) shares of Circle K common stock held by the Investcorp Group will be acquired or exchanged for consideration consisting of $25.825 per share in cash and a certain number of shares of Tosco common stock; (ii) shares of Circle K common stock held by Circle K shareholders other than the Investcorp Group (the "Public Shareholders") will be exchanged for a certain number of shares of Tosco common stock; and (iii) Circle K will be merged with and into Tango Acquisition Sub (collectively, the "Transaction"). You have provided us with the Merger Agreement and with the Stock Sale Agreement both in substantially final form.

     As more fully described in the Merger Agreement and as indicated on the schedule attached hereto, shares of Circle K common stock held by the Public Shareholders will be exchanged for a certain number of shares of Tosco common stock, with the number of Tosco shares being issued in the exchange to be determined based on the average of the per share closing prices of Tosco's common stock on the New York Stock Exchange during the ten consecutive trading days ending the second trading day prior to the Circle K stockholders meeting (the "Average Stock Price"). Assuming an Average Stock Price between $35 and $51, the shares of Tosco common stock issued to the Public Shareholders will have a market value, based on the Average Stock Price, between $28.29 and $31.48 for each Circle K share exchanged. Assuming an average Stock Price equal to Tosco's closing stock price on February 15, 1996 of $43.50, the Public Shareholders will receive Tosco shares with a market value, based on the Average Stock Price, of $30.55 per Circle K share. Shares of Circle K common stock held by members of the Investcorp Group will be acquired or exchanged for consideration consisting of $25.825 per share in cash and a certain number of shares of Tosco common stock. Assuming an Average Stock Price between $35 and $51, the Tosco common shares issued to members of the Investcorp Group will have a market value of between $1.94 and $3.57 per Circle K share and the total consideration received by members of the Investcorp Group will be between $27.77 and $29.40 for each Circle K share exchanged. Assuming an Average Stock Price equal to Tosco's closing stock price on February 15, 1996 of $43.50, the Investcorp Group will receive cash and stock having an aggregate market value of $28.46 for each Circle K share held.

     As more fully described in the Stock Sale Agreement, the Investcorp Group has agreed to assume potential liabilities of Circle K (subject to the limitation discussed below) relating to certain pending litigation (the "Phelps Litigation"). Members of the Investcorp Group have agreed to deposit on the closing date of the Transaction, an aggregate amount of $17.26 million with an escrow agent. The Investcorp Group will have the right to assume the defense of the Phelps Litigation. The Investcorp Group shall be liable for all costs and expenses related to the Phelps Litigation and the settlement thereof. However, the Investcorp Group shall not be liable for more than the amount of the escrow plus any interest or income earned thereon.

     You have asked us to render our opinion as to whether the Transaction is fair, from a financial point of view, to the Public Shareholders of Circle K.

     In the course of our analysis for rendering this opinion, we have:

          1.   reviewed the Merger Agreement;

          2.   reviewed the Stock Sale Agreement;

          3. reviewed Circle K's Annual Report to Shareholders and Annual Report on Form 10-K for the fiscal year ended April 30, 1995 and its Quarterly Reports on Form 10-Q for the periods ended July 31, 1995 and October 31, 1995;

          4. reviewed Circle K's Form S-1 Registration Statement and Prospectus dated March 23, 1995;

          5. reviewed certain operating and financial information, including projections, provided to us by Circle K's management relating to Circle K's business and prospects;

          6. met with certain members of Circle K's senior management to discuss its operations, historical financial statements and future prospects;

          7. reviewed Tosco's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1992 through 1994 and its Quarterly Report on Form 10-Q for the period ended September 30, 1995;

          8. met with certain members of Tosco's senior management to discuss its operations, historical financial statements and future prospects;

          9. reviewed the historical prices and trading volumes of the common shares of Circle K and Tosco;

          10. reviewed publicly available financial data and stock market performance data of companies which we deem generally comparable to Circle K and Tosco;

          11. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Circle K; and

          12. conducted such other studies, analysis, inquiries and investigations as we deemed appropriate.

     In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by Circle K and Tosco. With respect to Circle K's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Circle K as to the expected future performance of Circle K. We have not assumed any responsibility for the information or projections provided to us and we have further relied upon the assurances of the managements of Circle K and Tosco that they are unaware of any facts which would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of Circle K or Tosco. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. This opinion does not address Circle K's underlying decision to effect the Transaction.

     Based on the foregoing, it is our opinion that the Transaction, including the form and amount of consideration that will be received by the Public Shareholders relative to that to be received by the Investcorp Group, is fair, from a financial point of view, to the Public Shareholders of Circle K.

     We have acted as financial advisor to Circle K in connection with the Transaction and will receive a fee for such services, payment of a significant portion of which is contingent upon the consummation of the Transaction.

     It is understood that our opinion is intended for the benefit and use of the Board of Directors of Circle K in its evaluation of the Merger, and our opinion is not intended to be and does not constitute a recommendation to the Board of Directors or any shareholder with respect to whether to vote in favor of the Merger. We understand that this opinion will be filed with the Securities and Exchange Commission and distributed to Circle K's shareholders as part of the Proxy Statement relating to the proposed Transaction. We further understand that the opinion may be referred to in any press release(s) or filings with Securities and Exchange Commission describing the Merger. We hereby consent to the foregoing uses of the opinion and to the reference to, and the use of, our name in connection therewith. Otherwise our opinion may not be published or otherwise used or referred to without our written consent.

                                                     Very truly yours,

                                                     BEAR, STEARNS & CO. INC.


                                                     By:  /s/ JAMES B. NISH
                                                          -----------------
                                                            James B. Nish
                                                          Managing Director


             VALUE AND MIX OF CONSIDERATION RECEIVED BY SHAREHOLDERS
                               PUBLIC SHAREHOLDERS                          INVESTCORP GROUP
                          -------------------------          --------------------------------------------
           TOSCO                                                                TOSCO            TOTAL
         "AVERAGE           VALUE               %              CASH             STOCK            VALUE
        STOCK PRICE"      PER SHARE           STOCK          PER SHARE         PER SHARE        PER SHARE
        ------------      ---------           -----          ---------         ---------        ---------
          $51.00            $31.48             100%            $25.825           $3.57            $29.40
           50.00             31.48             100              25.825            3.57             29.40
           49.00             31.48             100              25.825            3.57             29.40
           48.00             31.48             100              25.825            3.57             29.40
           47.00             31.48             100              25.825            3.57             29.40
           46.00             31.22             100              25.825            3.31             29.13
           45.00             30.95             100              25.825            3.04             28.86
           44.00             30.68             100              25.825            2.77             28.60
           43.00             30.42             100              25.825            2.51             28.33
           42.00             29.88             100              25.825            2.37             28.19
           41.00             29.35             100              25.825            2.22             28.05
           40.00             28.82             100              25.825            2.08             27.91
           39.00             28.29             100              25.825            1.94             27.77
           38.00             28.29             100              25.825            1.94             27.77
           37.00             28.29             100              25.825            1.94             27.77
           36.00             28.29             100              25.825            1.94             27.77
           35.00             28.29             100              25.825            1.94             27.77

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Restated Articles of Incorporation of the Registrant provide that the Registrant shall, to the fullest extent provided by the Nevada General Corporation Law (the "Nevada GCL"), indemnify any and all persons whom it shall have the power to indemnify under the Nevada GCL from and against any and all of the expenses, liabilities or other matters referred to in or covered by the Nevada GCL. The indemnification provided for in the Registrant's Restated Articles of Incorporation shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors, statute, rule or by common law or otherwise.

     Reference is made to the By-Laws of the Registrant which provide certain indemnification rights to the Directors and officers of the Registrant.

     The Registrant continues to maintain Directors and officers liability insurance policies. The Registrant presently carries $14,000,000 of such coverage under a policy maintained with a wholly-owned subsidiary of the Registrant engaged in the insurance business in Bermuda. In addition, the Registrant carries $50,000,000 of Directors and officers liability coverage under policies maintained with private unaffiliated insurance carriers. The insurance subsidiary has deposited in trust the insurance premiums received by it from the Registrant which will be used to pay losses which are covered by the insurance policy issued by such subsidiary.

     The Restated Articles of Incorporation of the Registrant include a provision which eliminates the liability of Directors and officers to the Registrant or its stockholders for damages for breaches of their fiduciary duty, except for liability (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (ii) for the payment of dividends in violation of the provisions of the Nevada GCL which provide that directors who, willfully or with gross negligence, permit the payment of a dividend or the making of a distribution other than as permitted by the Nevada GCL are jointly and severally liable for the lesser of the amount of the dividend or the loss sustained by reason of the dividend or other distribution to stockholders.

     Under Nevada law, absent the foregoing provision, Directors and officers would be liable for negligence or misconduct in the performance of their duties to the Registrant. The provision absolves Directors and officers of liability for negligence, including gross negligence, in the performance of their duties. They will remain liable for acts or omissions which involve intentional misconduct, fraud, a knowing violation of law or a violation of the provision referred to above concerning payment of dividends. The provision has no effect on the availability of equitable remedies such as injunction or rescission upon breach of such duty. In addition, the Registrant understands that the Commission takes the position that the provision will not affect the liability of such persons under the federal securities laws. The Commission's position appears to be that (1) the Nevada law authorizing this provision by its terms only permits the elimination or limitation for breach of fiduciary duty as a director or officer, which is a state law liability and not one imposed by the federal securities laws, and (2) the federal securities laws preempt attempts by the states to limit liability for violations of such laws. However, these issues have not been litigated and are unresolved at the present time. The Nevada law authorizing this provision does not state whether charter amendments adopted pursuant thereto will apply prospectively only or whether they will also apply to acts or omissions which are alleged to have occurred prior to their adoption and the Nevada courts have not addressed such issue. In the event that such amendments are determined by the Nevada courts to apply retroactively, the Registrant intends the provision to have such retroactive application.

     Registrant has entered into indemnification agreements with its Directors which provide them with certain indemnification rights.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       2.1 Agreement and Plan of Merger, dated as of February 16, 1996, among the Registrant, Tosco Acquisition Sub, Inc. and The Circle K Corporation. Incorporated by reference to Exhibit 2 to the Registrant's Schedule 13D dated February 23, 1996, filed with respect to the Circle K Corporation.

       2.2 Stock Sale Agreement, dated as of February 16, 1996, among the Registrant and certain stockholders of The Circle K Corporation. Incorporated by reference to Exhibit 1 to the Registrant's
              Schedule 13D dated February 23, 1996, filed with respect to the Circle K Corporation.

       5.1 Opinion of Stroock & Stroock & Lavan as to the legality of the Common Stock

       8.1 Opinion of Gibson, Dunn & Crutcher regarding certain federal income tax matters.

       23.1   Consent of Stroock & Stroock & Lavan (included in Exhibit 5.1)

       23.2   Consent of Gibson, Dunn & Crutcher (included in Exhibit 8.1)

       23.3   Consent of Coopers & Lybrand L.L.P.

       23.4   Consent of Coopers & Lybrand L.L.P.

       23.5 Consent of Bear, Stearns & Co. Inc. (included in Annex II to Proxy Statement-Prospectus).

       24.1 Power of Attorney (included on signature page of this Registration Statement)

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on April 23 , 1996.

                                 TOSCO CORPORATION
                                  (Registrant)


                                 By:    /s/        THOMAS D. O'MALLEY
                                    -------------------------------------------
                                                   Thomas D. O'Malley

                                           Chairman of the Board of Directors,
                                          President and Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas D. O'Malley, Jefferson F. Allen and Wilkes McClave, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) of and supplements to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                     Title                                 Date
- ---------                                     -----                                 ----
     /s/     THOMAS D. O'MALLEY               Chairman of the Board,         April 23, 1996
- -----------------------------------------      President and Chief
             Thomas D. O'Malley                Executive Officer
                                               (Principal Executive
                                               Officer)

     /s/     JEFFERSON F. ALLEN               Principal Financial Officer,   April 23, 1996
- -----------------------------------------      Executive Vice President
             Jefferson F. Allen                and Director

     /s/       ROBERT I. SANTO                Principal Accounting Officer   April 23, 1996
- -----------------------------------------
               Robert I. Santo

                                              Director                                 1996
- -----------------------------------------
               Joseph B. Carr

     /s/    PATRICK M. DE BARROS              Director                       April 23, 1996
- -----------------------------------------
            Patrick M. de Barros

     /s/     HOUSTON I. FLOURNOY              Director                       April 23, 1996
- -----------------------------------------
             Houston I. Flournoy

     /s/      CLARENCE G. FRAME               Director                       April 23, 1996
- -----------------------------------------
              Clarence G. Frame

                                              Director                                 1996
- -----------------------------------------
               Edmund A. Hajim

     /s/     JOSEPH P. INGRASSIA              Director                       April 23, 1996
- -----------------------------------------
             Joseph P. Ingrassia

     /s/     CHARLES L. LUELLEN               Director                       April 23, 1996
- -----------------------------------------
             Charles L. Luellen

                                  EXHIBIT INDEX

Item No.                                                                 Page
- --------                                                                 ----

2.1 Agreement and Plan of Merger, dated as of February 16, 1996, among the Registrant, Tosco Acquisition Sub, Inc. and The Circle K Corporation. Incorporated by reference to
       Exhibit 2 to the Registrant's Schedule 13D dated February 23, 1996, filed with respect to the Circle K Corporation.

2.2 Stock Sale Agreement, dated as of February 16, 1996, among the Registrant and certain stockholders of The Circle K Corporation. Incorporated by reference to Exhibit 1 to the Registrant's Schedule 13D dated February 23, 1996, filed with respect to the Circle K Corporation.

5.1 Opinion of Stroock & Stroock & Lavan as to the legality of the Common Stock

8.1 Opinion of Gibson, Dunn & Crutcher regarding certain federal income tax matters.

23.1   Consent of Stroock & Stroock & Lavan (included in Exhibit
       5.1)

23.2   Consent of Gibson, Dunn & Crutcher (included in Exhibit 8.1)

23.3   Consent of Coopers & Lybrand L.L.P.

23.4   Consent of Coopers & Lybrand L.L.P.

23.5 Consent of Bear, Stearns & Co. Inc. (included in Annex II to Proxy Statement-Prospectus).

24.1 Power of Attorney (included on signature page of this Registration Statement)